Filed Pursuant to Rule 424(b)(3)
Registration No. 333-172575

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

April 1, 2011

Dear Stockholder:

On January 20, 2011, Danvers Bancorp, Inc. (“Danvers”) and People’s United Financial, Inc. (“People’s United”) agreed to a strategic business combination in which Danvers will merge with and into People’s United with People’s United surviving the merger, which we refer to herein as the merger. Under the terms and conditions of the merger, the stockholders of Danvers, as of the record date, will be able to elect to receive either (i) $23.00 in cash or (ii) 1.624 shares of People’s United common stock for each share of Danvers common stock, subject to proration provisions described in this proxy statement/prospectus, whereby approximately 55% of Danvers shares will be exchanged for stock and approximately 45% for cash. The value of the stock consideration will depend on the market price of People’s United common stock on the effective date of the merger.

We are sending you this proxy statement/prospectus to notify you of and invite you to the special meeting of Danvers common stockholders being held to consider the Agreement and Plan of Merger, dated as of January 20, 2011, which we refer to herein as the merger agreement, that Danvers has entered into with People’s United, and to ask you to vote at the special meeting in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The special meeting of stockholders of Danvers will be held at the Peabody Marriott Hotel, 8A Centennial Drive, Peabody, Massachusetts 01960 on May 13, 2011 at 10:00 a.m., local time.

At the special meeting, you will be asked to adopt the merger agreement and the transactions contemplated by the merger agreement. You will also be asked to approve the adjournment of the special meeting, if necessary, in order to solicit proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The merger cannot be completed unless, among other things, the holders of a majority of the outstanding shares of Danvers common stock adopt the merger agreement. The board of directors of Danvers unanimously approved the merger agreement and determined that the merger is fair and in the best interests of Danvers and its stockholders, and accordingly unanimously recommends that stockholders vote “FOR” adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and “FOR” the approval of the adjournment of the special meeting, if necessary, in order to solicit additional proxies in favor of the adoption of the merger agreement and the transactions contemplated thereby, including the merger.

The attached proxy statement/prospectus, which serves as the proxy statement for the special meeting of the stockholders of Danvers and the prospectus for the shares of People’s United common stock to be issued in the merger, includes detailed information about the special meeting, the merger, and the documents related to the merger. We urge you to read this entire document carefully, including the discussion of the risks related to the merger and owning People’s United common stock after the merger in the section titled “Risk Factors” beginning on page 22. You can also obtain information about Danvers and People’s United from documents that have been filed with the Securities and Exchange Commission that are incorporated in the proxy statement/prospectus by reference.

Shares of People’s United common stock are listed on the NASDAQ Global Select Market under the symbol “PBCT.” Shares of Danvers common stock are listed on the NASDAQ Global Select Market under the symbol “DNBK.” On March 31, 2011, the last practicable trading day prior to the date of the attached proxy statement/prospectus, the last sales price of People’s United common stock was $12.58 per share and the last sales price of Danvers common stock was $21.42 per share. A chart showing the value of cash and common stock merger consideration at various hypothetical closing sale prices of People’s United common stock is provided on page 2 of this document. You should obtain current market quotations for both People’s United common stock and Danvers common stock.

Your vote is important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card or by submitting a proxy through the Internet or by telephone as described on the enclosed instructions as soon as possible to make sure your shares are represented at the special meeting. If you submit a properly signed proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” adoption of the merger agreement and “FOR” the approval of the adjournment of the special meeting. The failure to vote by submitting your proxy or attending the special meeting and voting in person will have the same effect as a vote against adoption of the merger agreement.

Danvers’ board of directors unanimously recommends that stockholders vote “FOR” the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and “FOR” the approval of the adjournment of the special meeting, if necessary, in order to solicit additional proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Sincerely,

Kevin T. Bottomley
Chairman of the Board, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved of the securities to be issued in the merger or determined if the attached proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares of People’s United common stock to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state governmental agency.

This document is dated April 1, 2011, and is first being mailed to Danvers stockholders on or about April 8, 2011.

One Conant Street Danvers, Massachusetts 01923 (978) 777-2200

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 13, 2011

A special meeting of stockholders of Danvers Bancorp, Inc. will be held at the Peabody Marriott Hotel, 8A Centennial Drive, Peabody, Massachusetts 01960, on May 13, 2011 at 10:00 a.m., local time, for the following purposes:

1.	to consider and vote upon a proposal to adopt the Agreement and Plan of Merger by and between Danvers Bancorp, Inc. and People’s United Financial, Inc., dated as of January 20, 2011, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and the transactions contemplated thereby; and

2.	to consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to adopt the merger agreement.

The proposed merger of Danvers with and into People’s United is more fully described in the attached document, which you should read carefully and in its entirety before voting.

The board of directors of Danvers has established the close of business on March 31, 2011 as the record date for the special meeting. Only record holders of Danvers common stock as of the close of business on that date will be entitled to notice of and vote at the special meeting or any adjournment or postponement of that meeting. The list of stockholders entitled to vote at the special meeting will be available for review by any Danvers stockholder entitled to vote at the special meeting at Danvers’ principal executive offices during regular business hours for the 10 days before the special meeting. The affirmative vote of holders of at least a majority of the shares of Danvers common stock outstanding and entitled to vote at the special meeting is required to adopt the merger agreement.

Your vote is important, regardless of the number of shares that you own. Please complete, sign and return the enclosed proxy card promptly in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described in the enclosed instructions. Voting by proxy will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before the meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions furnished to you by such record holder with these materials. If you do not vote in person or by proxy, the effect will be a vote against adoption of the merger agreement.

The Danvers board of directors unanimously recommends that you vote “FOR” adoption of the merger agreement and the transactions contemplated thereby. In addition, the Danvers board of directors recommends that you vote “FOR” the proposal to adjourn the meeting, if necessary, to permit further solicitation of proxies for the adoption of the merger agreement.

By Order of the Board of Directors,

Michael W. McCurdy
Executive Vice President, General Counsel and Secretary

Danvers, Massachusetts

April 1, 2011

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about People’s United and Danvers from documents that are not included in or delivered with the proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

People’s United Financial, Inc.	Danvers Bancorp, Inc.
850 Main Street	One Conant Street
Bridgeport, Connecticut 06604	Danvers, Massachusetts 01923
Attention: Peter C. Goulding, Investor Relations	Attention: Michael W. McCurdy, Secretary
(203) 338-7171	(978) 777-2200
www.peoples.com (“Investor Relations” tab)	www.danversbank.com (“Investor Relations” tab)

If you would like to request documents, please do so by May 6, 2011, in order to receive them before the special meeting of Danvers stockholders.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 98 of the accompanying proxy statement/prospectus.

The accompanying proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the other meeting matters or the accompanying proxy statement/prospectus or need assistance voting your shares, please contact Danvers’ proxy solicitor at the address or telephone number listed below:

Phoenix Advisory Partners, LLC

110 Wall Street

27th Floor

New York, NY 10005

Banks and brokers should call:	Stockholders should call:
(212) 493-3910	(800) 576-4314

Please do not send your stock certificates at this time. You will be sent separate instructions regarding the surrender of your stock certificates.

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ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—OPINION OF SANDLER O’NEILL + PARTNERS, L.P.

ANNEX C—SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

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SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which this proxy statement/prospectus refers in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” beginning on page 98. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (Page 29)

People’s United

People’s United is the holding company of People’s United Bank. At December 31, 2010 People’s United had total consolidated assets of $25 billion, nearly 340 branches and more than 500 ATMs. A diversified financial services company founded in 1842, People’s United provides consumer, commercial, insurance, retail investment and wealth management and trust services to personal and business banking customers. The address of People’s United’s principal executive offices is 850 Main Street, Bridgeport, Connecticut 06604, and its telephone number is (203) 338-7171.

Danvers

Danvers, a Delaware corporation organized in 2007, is a registered bank holding company under the Bank Holding Company Act of 1956 by virtue of its ownership of Danversbank, a Massachusetts-chartered stock savings bank headquartered in Danvers, Massachusetts. Originally founded in 1850 as a Massachusetts-chartered mutual savings bank, Danversbank’s business consists primarily of taking deposits and making loans to its customers, including commercial and industrial loans, commercial real estate loans, owner-occupied residential mortgages and consumer loans, and investing in a variety of investment securities.

At December 31, 2010, Danvers had total consolidated assets of $2.9 billion, loans of $1.8 billion, deposits of $2.1 billion, and stockholders’ equity of $285 million.

Danvers’ principal executive offices are located at One Conant Street, Danvers, Massachusetts 01923, and its telephone number is (978) 777-2200.

The Merger (Page 35)

The proposed merger is of Danvers with and into People’s United, with People’s United as the surviving corporation in the merger. The merger agreement is attached to this proxy statement/prospectus as Annex A. Please carefully read the merger agreement as it is the legal document that governs the merger.

What Danvers Stockholders Will Receive in the Merger (Page 73)

Upon completion of the merger, each outstanding share of Danvers common stock (other than shares owned directly or indirectly by People’s United or Danvers (which will be cancelled) and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, if any, which we collectively refer to as the excluded shares) will be converted into the right to receive, at the election of the holder of each such share, either $23.00 in cash or 1.624 shares of People’s United common stock, subject to proration in the circumstances described below. In the event of proration, a Danvers stockholder may receive a portion of the merger consideration in a form other than that which such stockholder elected.

The value of the stock consideration is dependent upon the value of People’s United common stock and therefore will fluctuate with the market price of People’s United common stock. Accordingly, any change in the price of People’s United common stock prior to the merger will affect the market value of the stock consideration that Danvers stockholders will receive as a result of the merger, as follows:

Value of One Share of People’s United Common Stock ($)	Value Received in Exchange for Each Share of Danvers Common Stock
	Cash Consideration ($)	Stock Consideration ($)
16.00	23.00	25.98
15.50	23.00	25.17
15.00	23.00	24.36
14.50	23.00	23.55
14.159 *	23.00	22.99
14.00	23.00	22.74
13.50	23.00	21.92
13.00	23.00	21.11
12.50	23.00	20.30
12.00	23.00	19.49

*	Average closing price of People’s United stock for the 10 trading days immediately preceding the date of the merger agreement.

Based on the $12.58 closing price of People’s United common stock on the NASDAQ Global Select Market on March 31, 2011, the last practicable trading day prior to the date of this proxy statement/prospectus, a Danvers stockholder will receive shares of People’s United common stock having a value of approximately $20.43 for each share of Danvers common stock that is exchanged for People’s United common stock.

The examples above are illustrative only. The value of the stock consideration that a Danvers stockholder will receive for each Danvers share that is exchanged for stock will be based on the closing price of People’s United common stock on the effective date of the merger. The actual closing price may be outside the range of the amounts set forth above, and as a result the actual value of the stock consideration may not be shown in the above table.

A Danvers stockholder may specify different elections with respect to different shares that such stockholder holds. For example, a Danvers stockholder who owns 100 shares of Danvers common stock may make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares.

Proration (Page 73)

The total number of shares of People’s United common stock that will be issued in the merger is approximately 18,450,115, based on the number of shares of Danvers common stock outstanding on March 31, 2011 and the aggregate amount of cash that will be paid in the merger is fixed at $214,490,732. The total amount of Danvers common stock that will be converted into cash in the merger is fixed at 9,325,684 shares. All other shares of Danvers common stock will be converted into shares of People’s United common stock (other than shares to be cancelled). As a result, if the aggregate number of shares of Danvers common stock with respect to which cash elections are made plus the aggregate number of shares of Danvers common stock with respect to which appraisal rights are properly exercised and not withdrawn exceeds 9,325,684, Danvers stockholders electing cash will have the cash consideration proportionately reduced and will receive a portion of their consideration in shares of People’s United common stock, despite their election. If the aggregate number of shares of Danvers common stock with respect to which cash elections are made plus the aggregate number of shares of Danvers common stock with respect to which appraisal rights are properly exercised and not withdrawn is less than 9,325,684, Danvers stockholders electing “no preference” or who do not make an effective election and/or Danvers stockholders electing shares of People’s United common stock will receive all or a portion of their consideration in cash, despite their election.

What Holders of Danvers Stock Options and Other Equity-Based Awards Will Receive in the Merger (Page 76)

Each outstanding and unexercised option to purchase shares of Danvers common stock that is outstanding and unexercised immediately prior to the effective time will fully vest and be cancelled at the effective time of the merger, and each option holder will be entitled to receive an amount in cash equal to (1) the number of Danvers shares subject to that holder’s option(s) multiplied by (2) the excess, if any, of $23.00 over the per-share exercise price of that holder’s option(s).

At the effective time of the merger, all of the then outstanding Danvers restricted stock awards will fully vest, and all of the related shares will be converted in the merger into the right to receive the same merger consideration as all other outstanding shares of Danvers common stock are entitled to receive in the merger.

Accounting Treatment of the Merger (Page 63)

People’s United will account for the merger as a purchase for financial reporting purposes.

Material U.S. Federal Income Tax Consequences of the Merger (Page 60)

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of Danvers common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash (if any) received as part of the merger consideration and will recognize gain or loss if such holder received the entirety of its consideration in cash or with respect to any cash received in lieu of fractional shares of People’s United common stock.

Opinion of Sandler O’Neill + Partners, L.P., Financial Advisor to Danvers (Page 41)

On January 20, 2011, Sandler O’Neill & Partners, L.P., or Sandler O’Neill, rendered to the Danvers board its oral opinion, subsequently confirmed in writing that, as of such date, the consideration to be received in the merger was fair to Danvers stockholders from a financial point of view. The full text of Sandler O’Neill’s written opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is attached to this document as Annex B. Danvers shareholders are urged to read the opinion in its entirety. Sandler O’Neill’s written opinion is addressed to the board of directors of Danvers and is directed only to the fairness of the merger consideration to Danvers stockholders from a financial point of view. The written opinion does not address the underlying business decision of Danvers to engage in the merger or any other aspect of the merger and is not a recommendation to any Danvers stockholder as to how such stockholder should vote at the special meeting with respect to the merger, the form of consideration a stockholder should elect in the merger or any other matter.

Recommendation of Danvers’ Board of Directors (Page 41)

Danvers’ board of directors has determined that the merger is fair and in the best interests of Danvers and its stockholders. The Danvers board of directors unanimously recommends that Danvers stockholders vote “FOR” adoption of the merger agreement and the transactions contemplated by the merger agreement, and “FOR” the approval of the adjournment of the special meeting.

Interests of Danvers’ Directors and Executive Officers in the Merger (Page 53)

Danvers’ executive officers and directors may have financial interests in the merger that are different from, or in addition to, the interests of Danvers stockholders. These interests include the vesting in full of outstanding equity compensation awards and rights to continued indemnification and insurance coverage by People’s United after the merger for acts or omissions occurring before the merger. The Danvers board of directors was aware of these interests and considered them in its decision to approve the merger agreement.

People’s United Board of Directors after the Merger (Page 60)

People’s United has agreed that it will cause Kevin T. Bottomley, the current President and Chief Executive Officer of Danvers, to be appointed to the People’s United board of directors to the class of directors with a term expiring in 2013 at the effective time of the merger. If Mr. Bottomley is not serving as President and Chief Executive Officer of Danvers at the effective time of the merger, People’s United will instead cause such other director of Danvers designated by Danvers and reasonably acceptable to People’s United to be appointed to the People’s United board of directors.

No Solicitation of Alternative Transactions (Page 82)

Danvers has agreed not to initiate, solicit, encourage or knowingly facilitate the submission of any proposals from third parties regarding acquiring Danvers or its businesses. In addition, Danvers has agreed not to engage in discussions or negotiations with or provide confidential information to a third party regarding acquiring Danvers or its businesses. However, if Danvers receives an unsolicited acquisition proposal from a third party prior to the date of the special meeting of Danvers stockholders, Danvers may participate in discussions with, or provide confidential information to, such third party if, among other steps, the Danvers board of directors concludes in good faith that the proposal is or is reasonably likely to result in a financially superior proposal to the merger.

Regulatory Approvals Required for the Merger (Page 63)

Completion of the transactions contemplated by the merger agreement is subject to various regulatory approvals, including approval from the Office of Thrift Supervision, which we refer to as the OTS, and various state regulatory authorities. Prior to the date of this proxy statement, People’s United and Danvers have filed with regulatory authorities all of the required applications and notices necessary to complete the merger. In addition, the completion of the merger is subject to the expiration of certain waiting periods and other requirements. Although we do not know of any reason why we would not be able to obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we will receive them.

Conditions to Completion of the Merger (Page 85)

As more fully described in this proxy statement/prospectus and the merger agreement, the completion of the merger depends on a number of mutual conditions being satisfied or waived, including:

•	the approval of Danvers stockholders;

•	receipt of all regulatory approvals required to consummate the transactions contemplated by the merger agreement and the expiration or termination of all statutory waiting periods; and

•	the absence of any law or order prohibiting or making illegal the consummation of the merger.

Each of People’s United’s and Danvers’ obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions, including:

•	the other party’s representations and warranties in the merger agreement being true and correct, subject to the materiality standards contained in the merger agreement;

•	material compliance of the other party with its covenants; and

•

receipt by each party of a legal opinion from its respective counsel that the merger will qualify as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code.

Additionally, the obligation of People’s United to complete the merger is subject to the satisfaction or waiver of the receipt of all regulatory approvals required to complete the merger of Danversbank with and into People’s United Bank.

People’s United and Danvers cannot be certain of when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

Danversbank Charitable Foundation (Page 85)

The parties have also agreed that the board of directors of the Danversbank Charitable Foundation shall remain unchanged for three years following the effective time of the merger (except as described in the following sentence) and that all proceeds disbursed by the Danversbank Charitable Foundation will be disbursed within the sole discretion of the foundation’s board of directors. The parties further agreed that People’s United will have the right to appoint two additional individuals to the board of directors of the Danversbank Charitable Foundation and that Kevin T. Bottomley will be Chairman of the board of directors of the foundation for three years following the effective time of the merger. People’s United has also agreed to make certain charitable contributions in Danvers’ market area for a period of three years after the effective time of the merger.

Termination of the Merger Agreement (Page 85)

People’s United and Danvers can agree at any time to terminate the merger agreement without completing the merger, even if Danvers stockholders have adopted the merger agreement. Also, either of People’s United or Danvers can terminate the merger agreement if:

•	a governmental entity which must grant a regulatory approval that is a condition to the merger denies such approval and such action has become final and non-appealable;

•	a governmental entity issues a final non-appealable order enjoining or prohibiting the merger;

•	the merger is not completed by September 30, 2011 (other than because of a breach of the merger agreement by the party seeking termination);

•

the other party breaches the merger agreement in a manner that would entitle the party seeking to terminate the merger agreement the right not to consummate the merger, subject to the right of the breaching party to cure, if curable, the breach within 30 days of written notice of the breach, and the party seeking to terminate is not then in material breach of the merger agreement; or

•	Danvers stockholders fail to adopt the merger agreement at the Danvers special meeting.

Additionally, People’s United may terminate the merger agreement if:

•

any governmental entity which must grant an approval for the merger of Danversbank with and into People’s United Bank has denied approval of such merger and such denial has become final and nonappealable;

•	any government entity issues a final non-appealable order enjoining or prohibiting the merger of Danversbank with and into People’s United Bank;

•	Danvers’ board of directors has failed to recommend the merger to Danvers stockholders or has withdrawn, modified or qualified in a manner adverse to People’s United its recommendation of the merger;

•	Danvers has failed to call and hold a special meeting of Danvers stockholders;

•

Danvers has materially breached its “non-solicitation” obligations described under “The Merger Agreement—No Solicitation of Alternative Transactions,” beginning on page 82, in any respect adverse to People’s United;

•

Danvers negotiates or authorizes the conduct of negotiations (and 10 days have elapsed without such negotiations being discontinued) with a third party regarding an acquisition proposal other than the merger; or

•

a tender or exchange offer for 15% or more of the outstanding Danvers common stock is commenced and the Danvers board of directors recommends that Danvers stockholders tender their shares or otherwise fails to recommend that Danvers stockholders reject such tender offer or exchange offer within 10 business days of the commencement of the offer.

Danvers may also terminate the merger agreement if the average closing price of People’s United common stock for a specified period prior to closing is less than $11.33 and People’s United common stock underperforms a specified peer-group index by more than 20%, provided that People’s United will have the option to increase the amount of People’s United common stock to be provided to Danvers stockholders, in which case no termination will occur.

Termination Fee (Page 87)

Danvers has agreed to pay to People’s United a termination fee of $19,725,000 if the merger agreement is terminated under the circumstances specified in “The Merger Agreement—Termination of the Merger Agreement—Termination Fee” beginning on page 87.

Amendment or Waiver of Merger Agreement Provisions (Page 88)

People’s United and Danvers may jointly amend the merger agreement and each of People’s United and Danvers may waive its right to require the other party to comply with particular provisions of the merger agreement. However, People’s United and Danvers may not amend the merger agreement after Danvers stockholders adopt the merger agreement if the amendment would legally require further approval by Danvers stockholders without first obtaining such further approval.

People’s United may also change the structure of the merger, as long as any such change does not alter or change the amount or kind of merger consideration to be provided under the merger agreement, materially impede or delay completion of the merger, or adversely affect the anticipated tax consequences to Danvers stockholders in the merger.

Special Meeting of Danvers Stockholders (Page 31)

Danvers will hold its special meeting of common stockholders on May 13, 2011, at 10:00 a.m., local time, at the Peabody Marriott Hotel, 8A Centennial Drive, Peabody, Massachusetts 01960. At the special meeting you will be asked to vote for the adoption of the merger agreement and the transactions contemplated by the merger agreement and to approve adjournment of the special meeting, if necessary, to solicit additional proxies in favor of adoption of the merger agreement.

You can vote at the Danvers special meeting of common stockholders if you owned Danvers common stock at the close of business on March 31, 2011. As of that date, there were approximately 20,686,592 shares of Danvers common stock outstanding and entitled to vote, approximately 1,401,241 of which, or 6.62%, were owned beneficially or of record by directors and officers of Danvers. You can cast one vote for each share of Danvers common stock that you owned on that date.

Appraisal Rights (Page 67)

Under Delaware law, Danvers stockholders of record who do not vote in favor of the merger and properly make a demand for appraisal will be entitled to exercise appraisal rights and obtain payment in cash for the judicially determined fair value of their shares of Danvers common stock in connection with the merger if the merger is completed. The relevant provisions of the General Corporation Law of the State of Delaware, which we refer to in this proxy statement/prospectus as the DGCL, are included as Annex C to this proxy statement/prospectus.

Differences Between Rights of People’s United and Danvers Stockholders (Page 91)

As a result of the merger, some or all of the holders of Danvers common stock will become holders of People’s United common stock. Following the merger, Danvers stockholders will have different rights as stockholders of People’s United than as stockholders of Danvers due to the different provisions of the governing documents of People’s United and Danvers. For additional information regarding the different rights as stockholders of People’s United than as stockholders of Danvers, see “Comparison of Stockholder Rights” beginning on page 91.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the special meeting. These questions and answers may not address all questions that may be important to you as a stockholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/ prospectus?

A:	People’s United and Danvers have agreed to the acquisition of Danvers by People’s United under the terms of an agreement and plan of merger that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/ prospectus as Annex A. In order to complete the merger, Danvers stockholders must vote to adopt the merger agreement. Danvers will hold a special meeting of its stockholders to obtain this approval. This proxy statement/prospectus contains important information about the merger, the merger agreement, the special meeting of Danvers stockholders, and other related matters, and you should read it carefully. The enclosed voting materials for the special meeting allow you to vote your shares of Danvers common stock without attending the special meeting in person.

We are delivering this proxy statement/ prospectus to you as both a proxy statement of Danvers and a prospectus of People’s United. It is a proxy statement because the Danvers board of directors is soliciting proxies from its stockholders to vote on the approval of the merger agreement at a special meeting of stockholders, and your proxy will be used at the special meeting or at any adjournment or postponement of the special meeting. It is a prospectus because People’s United will issue People’s United common stock to the Danvers common stockholders who receive stock consideration in the merger and this prospectus contains information about that common stock.

Q:	What am I being asked to vote on?

A:	Danvers’ stockholders are being asked to vote on the following proposals:

•	to adopt the merger agreement between People’s United and Danvers; and

•

to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

Q:	What will happen in the merger?

A:	In the proposed merger, Danvers will merge with and into People’s United, with People’s United being the surviving corporation. Simultaneously with the merger, Danversbank will be merged with and into People’s United Bank, with People’s United Bank as the surviving entity.

Q:	What will I receive in the merger?

A:	Danvers stockholders will be entitled to elect to receive merger consideration of either $23.00 in cash or 1.624 shares of People’s United common stock for each outstanding share of Danvers common stock (other than excluded shares) held at the time of the merger. However, the form of merger consideration you actually receive may differ from the form of consideration you elect to receive. This is because the total amount of Danvers common stock that will be converted into cash in the merger is fixed at 9,325,684 shares. As a result, if the aggregate number of shares of Danvers common stock with respect to which cash elections are made plus the aggregate number of shares of Danvers common stock with respect to which appraisal rights are properly exercised and not withdrawn is more or less than

9,325,684, Danvers stockholders may receive a portion of their consideration in a form other than what they elected, despite their election.

The value of the stock consideration is dependent upon the value of People’s United common stock and therefore will fluctuate with the market price of People United common stock. Accordingly, any change in the price of People’s United common stock prior to the merger will affect the market value of the stock consideration that Danvers stockholders will receive as a result of the merger.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of shares of Danvers common stock?

A:	The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of Danvers common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash received (if any) as part of the merger consideration but will recognize gain or loss (1) if such holder received the entirety of its consideration in cash and (2) with respect to any cash received in lieu of fractional shares of People’s United common stock. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 60.

Q:	Will I be able to trade the shares of People’s United common stock that I receive in the merger?

A:	You may freely trade the shares of People’s United common stock issued in the merger, unless you are an “affiliate” of People’s United as defined by Rule 144 under the Securities Act of 1933, as amended. Affiliates consist of individuals or entities that control, are controlled by, or under the common control with People’s United and include the executive officers and directors and may include significant stockholders of People’s United.
Q:	What will happen to shares of People’s United common stock in the merger?

A:	Nothing. Each share of People’s United common stock outstanding will remain outstanding as a share of People’s United common stock.

Q:	What are the conditions to completion of the merger?

A:	The obligations of People’s United and Danvers to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals, tax opinions and adoption of the merger agreement by Danvers stockholders.

Q:	When do you expect the merger to be completed?

A:	We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including obtaining customary regulatory approvals and the adoption of the merger agreement by Danvers stockholders at the special meeting. While we expect the merger to be completed in the second quarter of 2011, because fulfillment of some of the conditions to completion of the merger is not entirely within our control, we cannot assure you of the actual timing.

Q:	When is this proxy statement/prospectus being mailed?

A:	This proxy statement/prospectus and the proxy card are first being sent to Danvers stockholders on or about April 8, 2011.

Q:	What stockholder approvals are required to complete the merger?

A:	For Danvers, the affirmative vote of holders of a majority of the shares of Danvers common stock outstanding and entitled to vote at the special meeting is required to adopt the merger agreement. For People’s United, no approval of stockholders is needed and no vote will be taken.

Q:	When and where is the special meeting?

A:	The special meeting of stockholders of Danvers will be held at the Peabody Marriott Hotel, 8A Centennial Drive, Peabody, Massachusetts 01960 on May 13, 2011 at 10:00 a.m., local time.

Q:	What will happen at the special meeting?

A:	At the special meeting, Danvers stockholders will consider and vote upon the proposal to adopt the merger agreement. If, at the time of the special meeting, there are not sufficient votes to adopt the merger agreement, we may ask you to consider and vote upon a proposal to adjourn the special meeting, so that we can solicit additional proxies.

Q:	Who is entitled to vote at the special meeting?

A:	All holders of Danvers common stock who held shares at the close of business on the “record date” (March 31, 2011) are entitled to receive notice of and to vote at the special meeting provided that such shares remain outstanding on the date of the special meeting.

Q:	What constitutes a quorum for the special meeting?

A:	The presence in person or by proxy of a majority of the total number of outstanding shares of Danvers common stock entitled to vote constitutes a quorum for the special meeting.

Q:	Does the Danvers board of directors recommend voting in favor of the merger agreement?

A:	Yes. After careful consideration, the Danvers board of directors unanimously recommends that Danvers stockholders vote “FOR” adoption of the merger agreement.

Q:	Are there any risks that I should consider in deciding whether to vote for adoption of the merger agreement?

A:	Yes. You should read and carefully consider the risk factors set forth in the section in this proxy statement/prospectus entitled “Risk Factors” beginning on page 22.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in or incorporated by reference into this proxy statement/ prospectus, including its annexes. It contains important information about the merger, the merger agreement, People’s United and Danvers. After you have read and considered this information, you should complete and sign your proxy card and return it in the enclosed postage-paid return envelope or submit a proxy through the Internet or by telephone as soon as possible so that your shares of Danvers common stock will be represented and voted at the special meeting.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. Your broker, bank or other nominee will not vote your shares of Danvers common stock unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this proxy statement/prospectus.

Q:	How will my shares be represented at the special meeting?

A:	At the special meeting, the officers named in your proxy card will vote your shares in the manner you requested if you properly signed and submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Danvers board of directors recommends, which is (1) “FOR” the adoption of the merger agreement and (2) “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

Q:	What if I fail to submit my proxy card or to instruct my broker, bank or other nominee?

A:	If you fail to properly submit your proxy card or to instruct your broker, bank or other nominee to vote your shares of Danvers common stock and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote against adoption of the merger agreement.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. Although the Danvers board of directors requests that you return the proxy card accompanying this proxy statement/prospectus, all Danvers stockholders are invited to attend the special meeting. Stockholders of record on March 31, 2011 can vote in person at the special meeting. If your shares are held in street name, you must obtain a proxy from the record holder to vote your shares in person at the special meeting.

Q:	Can I change my vote after I have submitted my signed proxy card?

A:	Yes. You can change your vote at any time after you have submitted your proxy card and before your proxy is voted at the special meeting.

•	You may deliver a written notice bearing a date later than the date of your proxy card to the secretary of Danvers, stating that you revoke your proxy.

•	You may sign and deliver to the secretary of Danvers a new proxy card relating to the same shares and bearing a later date.

•	You may properly cast a new vote through the Internet or by telephone at any time before the closure of the Internet and telephone voting facilities.

•	You may attend the special meeting and vote in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation or your completed new proxy card, as the case may be, to Danvers at the following address:

Danvers Bancorp, Inc.

One Conant Square

Danvers, Massachusetts 01923

Attn: Michael W. McCurdy, Secretary

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your voting instructions.

Q:	What happens if I sell my shares after the record date but before the special meeting?

A:	The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your Danvers shares after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration to be received by Danvers’ stockholders in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	How do I make an election as to the form of merger consideration I wish to receive?

A:	If you wish to elect the type of merger consideration you receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is being separately mailed to Danvers stockholders following the mailing of this proxy statement/prospectus. You will need to properly complete, sign and date the form of election and transmittal materials and return them to the exchange agent, Mellon Investor Services LLC, at the address given in the materials, prior to the election deadline. If your shares of Danvers common stock are represented by certificates, those certificates will need to be returned along with your completed election form. The election deadline will be the later of the date of the Danvers special meeting and the date that Danvers and People’s United believe to be as near as practicable to five business days prior to the anticipated date for the completion of the merger, although this may change if agreed to by People’s United and Danvers. People’s United will issue a press release announcing the election deadline. If you do not submit a properly completed and signed form of election to the exchange agent by the election deadline, you will have no control over the type of merger consideration you may receive and, consequently, may receive only cash, only People’s United common stock or a combination of cash and People’s United common stock in the merger. If you hold shares in “street name,” you must follow your broker’s instructions to make an election.

Q:	Can I elect to receive cash consideration with respect to a portion of my Danvers shares and People’s United common stock with respect to the rest of my Danvers shares?

A:	Yes. A Danvers stockholder may specify different elections with respect to different shares that such stockholder holds. For example, a Danvers stockholder who owns 100 shares of Danvers common stock may make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares.
Q:	Are Danvers stockholders entitled to seek appraisal or dissenters’ rights if they do not vote in favor of the adoption of the merger agreement?

A:	Yes. Under Delaware law, holders of shares of Danvers common stock that meet certain requirements will have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of Danvers common stock, as determined by the Delaware Court of Chancery, rather than the merger consideration. To exercise appraisal rights, Danvers stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section entitled “The Merger —Appraisal Rights” beginning on page 67. In addition, the text of the applicable appraisal rights provisions of Delaware law is included as Annex C to this proxy statement/prospectus.

Q:	Should I send in my stock certificates now?

A:	No. You will receive a form on which you can elect the type of consideration you would prefer to receive as a result of the merger, which will include instructions for surrendering your stock certificates in order to make an effective election. If you do not surrender your stock certificates as part of the election process, then after the merger is complete you will receive separate written instructions for surrendering your shares of Danvers common stock in exchange for the merger consideration. In the meantime, you should retain your stock certificates because they are still valid. Please do not send in your stock certificates with your proxy card.

Q:	Where can I find more information about the companies?

A:	You can find more information about People’s United and Danvers from the various sources described under “Where You Can Find More Information” beginning on page 98.

Q:	Will a proxy solicitor be used?

A:	Yes. Danvers has engaged Phoenix Advisory Partners to assist in the solicitation of proxies for the special meeting and Danvers estimates it will pay Phoenix Advisory Partners a fee of approximately $7,500. Danvers has also agreed to reimburse Phoenix Advisory Partners for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Phoenix Advisory Partners against certain losses, costs and expenses. In addition, Danvers’ officers and employees may request the return of proxies by telephone or in person, but no additional compensation will be paid to them.
Q:	Whom should I call with questions?

A:	You may contact People’s United or Danvers at the telephone numbers listed under “Where You Can Find More Information” on page 98. In each case, please ask to speak with the persons identified in that section. You may also contact Phoenix Advisory Partners toll free at (800) 576-4314.

SELECTED HISTORICAL FINANCIAL DATA OF PEOPLE’S UNITED

People’s United is providing the following information to aid you in your analysis of the financial aspects of the merger. People’s United derived the financial information as of and for the fiscal years ended December 31, 2007 through December 31, 2010 from its historical audited financial statements for these fiscal years. People’s United derived the financial information as of and for the fiscal year ended December 31, 2006 from the historical audited financial statements of People’s United Bank for that fiscal year.

On November 30, 2010, People’s United completed its acquisitions of LSB Corporation and of Smithtown Bancorp, Inc. LSB Corporation was the holding company for River Bank, a savings bank headquartered in North Andover, Massachusetts. Smithtown Bancorp, Inc. was the holding company for Bank of Smithtown, a commercial bank headquartered in Smithtown, New York. In connection with the acquisition of LSB Corporation, People’s United acquired total assets of approximately $837 million and assumed total deposits of approximately $475 million. In connection with the acquisition of Smithtown Bancorp, Inc., People’s United acquired total assets of approximately $2.3 billion and assumed total deposits of approximately $1.8 billion. The assets acquired and liabilities assumed in these transactions were recorded by People’s United at their estimated fair values as of the closing date and People’s United’s results of operations for the year ended December 31, 2010 include the results of LSB Corporation and Smithtown Bancorp, Inc. beginning with the closing date.

On April 16, 2010, People’s United Bank entered into a definitive purchase and assumption agreement with the Federal Deposit Insurance Corporation pursuant to which People’s United Bank assumed all of the deposits, certain assets and the banking operations of Butler Bank, located in Lowell, Massachusetts. The transaction resulted in the acquisition of approximately $244 million in total assets and approximately $227 million in total deposits. The assets acquired and liabilities assumed were recorded by People’s United at their estimated fair values as of the closing date and People’s United’s results of operations for the year ended December 31, 2010 include the results of Butler Bank beginning with the closing date.

On February 19, 2010, People’s United completed its acquisition of Financial Federal Corporation, a financial services company providing collateralized lending, financing and leasing services nationwide to small and medium sized businesses. In connection with the acquisition of Financial Federal Corporation, People’s United acquired total assets of $1.52 billion and assumed total liabilities of $825 million. The assets acquired and liabilities assumed were recorded by People’s United at their estimated fair values as of the closing date and People’s United’s results of operations for the year ended December 31, 2010 include the results of Financial Federal Corporation beginning with the closing date.

This information is only a summary, and you should read it in conjunction with People’s United’s consolidated financial statements and the related notes contained in People’s United’s periodic reports filed with the Securities and Exchange Commission that have been incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 98.

	As of and for the Fiscal Year Ended December 31,
	2010	2009	2008	2007	2006
(in millions, except per share data)
Selected Financial Condition Data:
Total assets	$25,037	$21,257	$20,168	$13,555	$10,687
Loans	17,518	14,234	14,566	8,950	9,372
Securities	3,033	902	1,902	61	77
Short-term investments(1)	1,120	3,492	1,139	3,516	225
Allowance for loan losses	173	173	158	73	74
Goodwill and other acquisition-related intangibles	1,962	1,515	1,536	104	105
Deposits	17,933	15,446	14,269	8,881	9,083
Borrowings	1,011	159	188	—	4
Subordinated notes and debentures	182	182	181	65	65
Stockholders’ equity	5,219	5,101	5,174	4,445	1,340
Non-performing assets(2)	303	206	94	26	23

	As of and for the Fiscal Year Ended December 31,
	2010	2009	2008	2007	2006
(in millions, except per share data)
Financial Results:
Net interest income—FTE(3)	$702.3	$580.2	$640.3	$486.6	$382.4
Provision for loan losses	60.0	57.0	26.2	8.0	3.4
Net security gains (losses)	(1.0)	22.0	8.3	5.5	(27.2)
All other non-interest income	300.2	287.1	295.3	179.9	174.6
Non-interest expense(4)	811.2	684.6	709.0	439.3	346.9
Income from continuing operations	85.7	101.2	137.8	149.2	121.7
Net income	85.7	101.2	137.8	150.7	124.0

Selected Financial Ratios And Other Data:
Performance Ratios:
Return on average assets(5)	0.39%	0.49%	0.68%	1.18%	1.15%
Return on average tangible assets(5)	0.42	0.53	0.73	1.19	1.16
Return on average stockholders’ equity(5)	1.6	2.0	2.6	4.2	9.4
Return on average tangible stockholders’ equity(5)	2.4	2.8	3.7	4.3	10.2
Net interest margin	3.69	3.19	3.62	4.12	3.87
Net interest rate spread	3.57	2.98	3.31	3.54	3.75
Efficiency ratio	73.3	73.5	66.6	56.1	61.3
Average interest-earning assets to average interest-bearing liabilities	148.4	151.4	151.5	171.3	138.6

Per Common Share Data:
Basic earnings per share	$0.24	$0.30	$0.41	$0.52	$0.42
Diluted earnings per share	0.24	0.30	0.41	0.52	0.41
Dividends paid per share(6)	0.62	0.61	0.58	0.52	0.46
Book value (end of period)	14.91	15.20	15.44	15.43	4.49
Tangible book value (end of period)(7)	9.30	10.68	10.86	15.07	4.13
Dividend payout ratio(6)	254.5%	201.1%	141.1%	87.0%	48.3%

Capital Ratios:
Average stockholders’ equity to average total assets	24.4%	24.8%	25.6%	28.1%	12.3%
Stockholders’ equity to total assets	20.8	24.0	25.7	32.8	12.5
Tangible stockholders’ equity to tangible assets(7)	14.1	18.2	19.5	32.3	11.7

Regulatory Capital Ratios (8):
Leverage (core) capital	11.4%	10.0%	10.0%	24.1%	12.0%
Tier 1 risk-based capital	13.6	13.1	12.2	32.3	14.8
Total risk-based capital	14.5	14.1	13.4	33.4	16.1

Asset Quality Ratios:
Originated non-performing loans to originated loans(9)	1.67%	1.19%	0.58%	0.23%	0.24%
Non-performing assets to:
Originated loans, REO and repossessed assets(9)	2.06	1.44	0.64	0.29	0.24
Tangible stockholders’ equity and allowance for loan losses	5.62	5.47	2.47	0.59	1.74
Net loan charge-offs to average loans	0.39	0.29	0.10	0.10	0.05
Allowance for loan losses to:
Originated non-performing loans(9)	70.3	102.2	186.8	357.8	327.9
Originated loans(9)	1.18	1.21	1.08	0.81	0.79

(1)	Includes securities purchased under agreements to resell.

(2)

Excludes “acquired” loans (see note 9 below) that meet People’s United’s definition of a non-performing loan at December 31, 2010, but for which the risk of credit loss has been considered by virtue of People’s United’s estimate of acquisition-date fair value and/or the existence of an FDIC loss-share agreement.

(3)	Fully taxable equivalent basis.
(4)

Includes $58.9 million and $4.5 million of merger-related expenses, core system conversion costs and other one-time charges for the years ended December 31, 2010 and 2009, respectively; an FDIC special assessment charge of $8.4 million for the year ended December 31, 2009; $51.3 million of merger-related expenses, and other one-time charges for the year ended December 31, 2008; and a $60.0 million contribution to The People’s United Community Foundation for the year ended December 31, 2007.

(5)	Calculated based on net income for all periods.
(6)	Reflects the waiver of dividends on the substantial majority of the common shares owned by People’s Mutual Holdings prior to completing the second-step conversion in April 2007.
(7)

The tangible equity ratio is the ratio of (i) tangible stockholders’ equity (total stockholders’ equity less goodwill and other acquisition-related intangibles) (the numerator) to (ii) tangible assets (total assets less goodwill and other acquisition-related intangibles) (the denominator). Tangible book value per share is calculated by dividing tangible stockholders’ equity by common shares outstanding.

(8)	Regulatory capital ratios presented are for People’s United Bank and, as such, do not reflect the additional capital residing at People’s United Financial, Inc. for periods subsequent to 2006.
(9)

Calculation excludes “acquired” loans which represent the acquisition-date portfolios in People’s United’s 2010 acquisitions that are accounted for as loan pools. “Originated” loans represent all loans other than acquired loans. Including acquired loans and acquired non-performing loans at December 31, 2010, non-performing loans were 3.45% of total loans and non-performing assets were 3.77% of total loans, REO and repossessed assets.

SELECTED HISTORICAL FINANCIAL DATA OF DANVERS

The following table provides summary historical consolidated financial data as of the end of and for each of the fiscal years in the five-year period ended December 31, 2010. The historical consolidated financial data as of the end of and for each of the fiscal years in the five-year period ended December 31, 2010 have been derived from Danvers’ audited financial statements and related notes incorporated by reference into this document. This information is only a summary, and you should read it in conjunction with Danvers’ consolidated financial statements and the related notes contained in Danvers’ periodic reports filed with the Securities and Exchange Commission that have been incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 98.

	At or For the Years Ended December 31,
	2010	2009		2008	2007	2006
	(In thousands, except per share data)
Selected Financial Condition Data:
Total assets	$2,853,345	$2,499,749		$1,727,809	$1,448,303	$1,262,597
Loans, net	1,764,841	1,651,465		1,106,656	899,401	871,114
Securities available for sale, at fair value	723,610	481,100		490,845	406,715	273,083
Securities held to maturity, at cost	152,731	110,932		—	—	—
Bank-owned life insurance	34,250	32,900		24,826	23,665	22,694
Deposits	2,100,026	1,765,803		1,118,283	998,148	953,220
Stock subscriptions	—	—		—	162,859	—
Short-term borrowings	214,330	172,829		168,276	23,800	30,934
Long-term debt	196,778	218,475		163,022	145,042	167,899
Subordinated debt	29,965	29,965		29,965	29,965	29,965
Stockholders’ equity	285,274	285,666		233,008	73,496	65,079

Selected Operating Data:
Interest and dividend income	$119,009	$94,357		$85,530	$80,324	$73,726
Interest expense	33,679	35,483		38,348	43,168	37,184

Net interest income	85,330	58,874		47,182	37,156	36,542
Provision for loan losses	5,150	5,110		4,225	800	1,000

Net interest income, after provision for loan losses	80,180	53,764		42,957	36,356	35,542
Non-interest income	13,369	7,589		7,027	5,780	5,012
Non-interest expense	70,530	55,895	(5)	55,390 (4)	36,967	35,583

Income (loss) before income taxes	23,019	5,458		(5,406)	5,169	4,971
Provision (benefit) for income taxes	4,818	149		(2,703)	815	734

Net income (loss)	$18,201	$5,309		$(2,703)	$4,354	$4,237

Per Share Data:
Net income per common share:
Basic(1)	0.91	0.31		N/A	N/A	N/A
Diluted(1)	0.91	0.31		N/A	N/A	N/A
Dividends paid per common share(2)	$0.10	$0.08		$0.04	N/A	N/A
Book value per common share(2)
Dividend payout ratio (annualized)(3)	10.99%	25.81%		N/A	N/A	N/A
Weighted average number of common shares outstanding:
Basic	20,048,042	16,980,117		N/A	N/A	N/A
Diluted	20,067,767	16,980,117		N/A	N/A	N/A

(1)	Not applicable for the years ended December 31, 2008, 2007, 2006 and 2005 as Danvers did not issue stock until January 9, 2008.
(2)	Not applicable for years ended prior to December 31, 2008 as Danvers did not issue stock until January 9, 2008.
(3)

Common cash dividends per share declared as a percentage of diluted earnings per share after extraordinary items. Dividend per share amounts for the period are based on the date on which they were declared.

(4)

Increase due to the contribution to the Danversbank Charitable Foundation and payout of Danvers’ phantom stock plan, as a result of the conversion, in the amount of $6.9 million and $3.7 million, respectively in the first quarter of 2008.

(5)	Includes acquisition costs of $10,391,000 in connection with the Beverly National Bank (Beverly) acquisition by Danvers.

	At or For the Years Ended December 31,
	2010	2009		2008		2007	2006
Selected Financial Ratios and Other Data:
Performance Ratios:
Return (loss) on assets (net income to average total assets)	0.71%	0.28%		(0.17%)		0.34%	0.34%
Return (loss) on equity (net income to average equity)	6.27%	2.30%		(1.25%)		6.50%	6.90%
Net interest rate spread(1)	3.31%	2.89%		2.61%		2.63%	2.74%
Net interest margin(2)	3.56%	3.27%		3.22%		3.08%	3.10%
Efficiency ratio(3)	69.24%	83.39%		101.96	%(4)	85.82%	85.31%
Non-interest expenses to average total assets	2.74%	2.95%		3.56	%(4)	2.89%	2.87%
Average interest-earning assets to interest bearing liabilities	1.18x	1.19x		1.23x		1.12x	1.11x
Asset Quality Ratios:
Non-performing assets to total assets	0.52%	0.77%		0.41%		0.55%	0.46%
Non-performing loans to total loans	0.78%	1.01%		0.53%		0.48%	0.65%
Allowance for loan losses to non-performing loans	128.51%	82.49	%(5)	204.53%		207.34%	181.02%
Allowance for loan losses to total loans	1.00%	0.88	%(5)	1.08%		1.00%	1.18%
Capital Ratios:
Risk-based capital (to risk-weighted assets)	15.36%	15.68%		22.03%		10.99%	11.09%
Tier 1 risk-based capital (to risk-weighted assets)	14.45%	14.87%		21.03%		9.57%	9.19%
Tier 1 leverage capital (to average assets)	10.44%	12.13%		16.55%		6.94%	6.87%
Stockholders’ equity to total assets	10.00%	11.43%		13.49%		5.07%	5.15%
Average stockholders’ equity to average assets	11.29%	12.17%		13.96%		5.24%	4.95%

(1)	Net interest rate spread represents the difference between the yield on interest-earning assets and cost of interest-bearing liabilities.
(2)	The net interest margin represents net interest income divided by average interest-earning assets.
(3)

The efficiency ratio represents non-interest expense for the period minus expenses related to the amortization of intangible assets divided by the sum of net interest income (before the loan loss provision) plus non-interest income.

(4)

Increase due to the contribution to the Danversbank Charitable Foundation and payout of Danvers’ Phantom Stock Plan, as a result of the conversion, in the amount of $6,850,000 and $3,743,000, respectively in the first quarter of 2008.

(5)	The acquisition of Beverly by Danvers and the attendant “acquisition accounting” considerations are the reasons that the reserve represents a lower percentage of non-performing loans and total loans.

UNAUDITED COMPARATIVE PER SHARE DATA

The table on the following page presents, for both People’s United and Danvers, historical information with respect to earnings, dividends and book value on a per share basis. The table also presents preliminary pro forma information for both companies on a per share basis. The preliminary pro forma information was prepared as if the merger had become effective on December 31, 2010.

The preliminary pro forma information assumes total merger consideration of approximately $493 million, consisting of approximately (i) $214.5 million in cash and 18,510,448 shares of People’s United common stock to be paid or issued to holders of Danvers common stock upon completion of the merger, and (ii) $16.5 million to be paid to cancel outstanding options to purchase shares of Danvers common stock. The number of shares of People’s United common stock was calculated based on the number of shares of Danvers common stock outstanding on January 20, 2011 and the average closing price of People’s United of $14.159 for the 10-day period ended January 19, 2011, the last trading day before the announcement of the merger. Using those assumptions, the value of the merger consideration to be received in exchange for one share of Danvers common stock would have been $23.00 and each share of Danvers common stock not exchanged for that amount in cash would have been exchangeable for 1.624 shares of People’s United common stock.

The preliminary pro forma equivalent per share information shown for Danvers in the following table was obtained by multiplying the pro forma per share amounts shown for People’s United by the exchange ratio of 1.624. The actual number of shares to be issued by People’s United in the merger will also depend on the number of shares of Danvers common stock outstanding immediately prior to the effective date of the merger.

The preliminary pro forma financial information includes estimated adjustments to record Danvers’ assets and liabilities at their respective fair values based on People’s United’s management’s best estimate using the information available at this time. The preliminary pro forma adjustments may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after the completion of a final analysis to determine the fair values of Danvers’ tangible and identifiable intangible assets and liabilities as of the closing date. The final purchase price adjustments may differ materially from the preliminary pro forma adjustments. Increases or decreases in the fair value of certain balance sheet amounts and other items of Danvers as compared to the information presented in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of adjusted assets and liabilities.

It is anticipated that the merger will provide People’s United with financial benefits, such as possible expense efficiencies and revenue enhancements, among other factors, although no assurances can be given that these benefits will actually be achieved. The impact of these benefits has not been reflected in the preliminary pro forma financial information. As required, the preliminary pro forma financial information includes adjustments that give effect to events that are directly attributable to the merger and factually supportable. As a result, any planned adjustments affecting the balance sheet, income statement, or shares of common stock outstanding subsequent to the assumed merger completion date have not been included.

The preliminary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial results of the combined companies had the merger actually been completed as of or at the beginning of each period presented nor does it indicate future results for any interim or full-year period.

The information in the following table is derived from and should be read in conjunction with the historical consolidated financial statements and related notes of People’s United and Danvers, which are incorporated into this document by reference. See “Selected Historical Financial Data of People’s United” beginning on page 13 and “Selected Historical Financial Data of Danvers” beginning on page 16.

At or for the Year Ended December 31, 2010
People’s United
Basic earnings per common share
Historical	$0.24
Pro forma	0.28
Diluted earnings per common share
Historical	$0.24
Pro forma	0.28
Dividends declared per common share
Historical	$0.62
Pro forma	0.62
Book value per common share
Historical	$14.91
Pro forma	14.81

At or for the Year Ended December 31, 2010
Danvers
Basic earnings per common share
Historical	$0.91
Pro forma equivalent	0.45
Diluted earnings per common share
Historical	$0.91
Pro forma equivalent	0.45
Dividends declared per common share
Historical	$0.10
Pro forma equivalent	1.01
Book value per common share
Historical	$13.77
Pro forma equivalent	24.05

COMPARATIVE MARKET PRICE DATA AND DIVIDEND INFORMATION

People’s United common stock is listed and traded on the NASDAQ Global Select Market under the symbol “PBCT.” Danvers common stock is listed and traded on the NASDAQ Global Select Market under the symbol “DNBK.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of People’s United common stock and the high and low sales prices of Danvers common stock, as reported on the NASDAQ Global Select Market. In addition, the table also sets forth the quarterly cash dividends per share declared by People’s United and Danvers with respect to their common stock. On March 31, 2011, the last practicable trading day prior to the date of this proxy statement/prospectus, there were 357,994,111 shares of People’s United common stock outstanding and 20,686,592 shares of Danvers common stock outstanding.

	People’s United			Danvers
	High	Low	Dividends Declared	High	Low	Dividends Declared
For the calendar quarterly period ended:
2008
March 31, 2008	$18.25	$14.29	$0.1333	$10.34	$9.40	—
June 30, 2008	$18.52	$15.52	$0.1500	$12.15	$10.05	—
September 30, 2008	$21.76	$13.92	$0.1500	$14.10	$10.65	$0.0200
December 31, 2008	$20.15	$14.75	$0.1500	$13.50	$10.55	$0.0200
2009
March 31, 2009	$18.18	$15.61	$0.1500	$14.26	$11.75	$0.0200
June 30, 2009	$18.54	$14.72	$0.1525	$15.27	$12.80	$0.0200
September 30, 2009	$17.41	$14.84	$0.1525	$13.82	$12.37	$0.0200
December 31, 2009	$17.16	$15.15	$0.1525	$14.05	$12.71	$0.0200
2010
March 31, 2010	$17.08	$15.07	$0.1525	$15.00	$12.32	$0.0200
June 30, 2010	$16.79	$13.49	$0.1550	$17.09	$13.65	$0.0200
September 30, 2010	$14.35	$12.56	$0.1550	$16.77	$14.19	$0.0200
December 31, 2010	$14.17	$12.20	$0.1550	$18.07	$14.51	$0.0400
2011
March 31, 2011	$14.49	$12.17	$0.1550	$22.18	$17.00	$0.0400

The following table presents:

•	the last reported sale price of a share of Danvers common stock, as reported on the NASDAQ Global Select Market; and

•	the last reported sale price of a share of People’s United common stock, as reported on the NASDAQ Global Select Market,

in each case, on January 19, 2011, the last full trading day prior to the public announcement of the proposed merger, and on March 31, 2011, the last practicable trading day prior to the date of this proxy statement/prospectus. The following table also presents the equivalent per share value of the People’s United common stock that Danvers stockholders receiving stock consideration in the merger would receive for each share of their Danvers common stock if the merger was completed on those dates:

	Danvers Common Stock	People’s United Common Stock	Equivalent Value Per Share of Danvers Common Stock(1)
January 19, 2011	$17.17	$13.95	$22.65
March 31, 2011	$21.42	$12.58	$20.43

(1)	Calculated by multiplying the closing price of People’s United common stock as of the specified date by the exchange ratio of 1.624.

The market value of the People’s United common stock to be issued in exchange for shares of Danvers common stock upon the completion of the merger will not be known at the time of the Danvers special meeting. The above tables show only historical comparisons. Because the market prices of People’s United common stock and Danvers common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to Danvers stockholders in determining whether to adopt the merger agreement. Stockholders are encouraged to obtain current market quotations for People’s United common stock and Danvers common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 98.

The holders of People’s United common stock receive dividends as and when declared by People’s United’s board of directors out of statutory surplus or from net profits. Following the completion of the merger, subject to approval and declaration by People’s United’s board of directors, People’s United expects to continue paying quarterly cash dividends on a basis consistent with past practice. The current annualized rate of distribution on a share of People’s United common stock is $0.62 per share.

The merger agreement permits Danvers to continue to pay regular quarterly cash dividends with record and payment dates consistent with past practice prior to completion of the merger.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Information Regarding Forward-Looking Statements” on page 27, you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement.

Because the market price of People’s United common stock will fluctuate, Danvers stockholders who receive stock consideration will not know until the effective time of the merger the value of the consideration they will receive in the merger.

Upon completion of the merger, each share of Danvers common stock, other than excluded shares, will be converted into the right to receive merger consideration consisting of, at the option of the holder of such share, either cash or shares of People’s United common stock. Because the per share stock consideration is fixed at 1.624 shares of People’s United common stock, the market value of the People’s United common stock to be issued in the merger will depend upon the market price of People’s United common stock. This market price may vary from the closing price of People’s United common stock on the date the merger was announced, on the date that this proxy statement/prospectus was mailed to Danvers stockholders and on the date of the Danvers special meeting. Accordingly, at the time of the Danvers special meeting, Danvers stockholders who receive stock consideration will not necessarily know or be able to calculate the value of the stock consideration they would be entitled to receive upon completion of the merger. You should obtain current market quotations for shares of People’s United common stock and for shares of Danvers common stock.

The market price of People’s United common stock after the merger may be affected by factors different from those affecting the shares of People’s United or Danvers currently.

The businesses of People’s United and Danvers differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of People’s United and Danvers. For a discussion of the businesses of People’s United and Danvers and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 98.

Danvers stockholders may receive a form of consideration different from what they elect.

While each Danvers stockholder may elect to receive cash or People’s United common stock in the merger, the total number of shares of Danvers stock that may be exchanged for cash consideration is fixed. As a result, if the total cash elections by Danvers stockholders plus the aggregate number of shares of Danvers common stock with respect to which appraisal rights are properly exercised and not withdrawn are greater, or less, than the total number of shares that may be exchanged for cash, you may receive a different form of consideration than you elect and you may receive a pro rata amount of cash and People’s United common stock.

In order to make an election you must submit your shares of Danvers common stock, and you will then not be able to sell those shares unless you revoke your election prior to the election deadline.

If you are a Danvers stockholder and want to make a cash or stock election, you will have to deliver your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed form of election to the exchange agent. Since the actual election deadline is not currently known, People’s United will issue a press release announcing the date of the election deadline as promptly as practicable following the determination of the deadline. For further details on the determination of the election deadline, see “The Merger—Conversion of Shares; Exchange of Certificates; Dividends; Withholding; Form of Election” beginning on page 65 of this document. The election deadline will be the later of the day of the Danvers special meeting and the date the parties believe to be as near as practicable to five business days before the completion of the merger. You will not be able to sell any shares of Danvers common stock that you have delivered as part of your election unless you revoke your election before the election deadline by providing written notice to the exchange agent. In the time between delivery of your shares and the closing of the merger, the trading price of Danvers common stock or People’s United common stock may fluctuate, and you might otherwise want to sell your shares of Danvers common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment.

The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The failure to successfully integrate Danvers’ business and operations in the expected time frame may adversely affect People’s United’s future results.

The success of the merger will depend, in part, on the combined company’s ability to realize the anticipated benefits from combining the businesses of People’s United and Danvers. However, to realize these anticipated benefits, the businesses of People’s United and Danvers must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

People’s United and Danvers have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any or all of which could adversely affect People’s United’s ability to maintain relationships with clients, customers, depositors and employees after the merger or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of People’s United and Danvers.

The tax consequences of the merger to a Danvers stockholder will be dependent upon the merger consideration received.

The tax consequences of the merger to a Danvers stockholder will depend upon the merger consideration that the stockholder receives. A Danvers stockholder generally will not recognize any gain or loss on the conversion of shares of Danvers common stock solely into shares of People’s United common stock. However, a Danvers stockholder generally will be taxed if he, she, or it receives cash in exchange for shares of Danvers common stock or for any fractional share of People’s United common stock. For a detailed discussion of the tax consequences of the merger to Danvers stockholders generally, see the section in this document titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 60. Each Danvers stockholder should consult his, her, or its own tax advisors as to the effect of the merger as applicable to the Danvers stockholder’s particular circumstances.

The merger agreement limits Danvers’ ability to pursue alternatives to the merger.

The merger agreement contains provisions that make it more difficult for Danvers to sell its business to a party other than People’s United. These provisions include a general prohibition on Danvers’ solicitation of any acquisition proposal or offer for a competing transaction, the requirement that Danvers pay a termination fee of $19,725,000 if the merger agreement is terminated in specified circumstances and the requirement that Danvers submit the adoption of the merger agreement to a vote of Danvers’ stockholders even if the board of directors of Danvers changes its recommendation in favor of the approval of the merger agreement in a manner adverse to People’s United. See “The Merger Agreement—No Solicitation of Alternative Transactions” and “The Merger Agreement—Termination of the Merger Agreement—Termination Fee” beginning on pages 82 and 87, respectively.

These provisions might discourage a third party that might have an interest in acquiring all or a significant part of Danvers from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per share value than the current proposed merger consideration. Furthermore, a potential competing acquiror may propose to pay a lower per share price to Danvers stockholders than it might otherwise have proposed to pay because of Danvers’ obligation, in connection with termination of the merger agreement under certain circumstances, to pay People’s United a $19,725,000 termination fee.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: adoption of the merger agreement by Danvers stockholders, regulatory approvals, absence of orders prohibiting the completion of the merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels.

In addition, Danvers may choose to terminate the merger agreement if the average closing price of People’s United common stock during the five trading day period ending on the trading day immediately preceding the date of receipt of all required regulatory approvals is less than $11.33 and People’s United common stock underperforms a specified peer-group index by more than 20%. Any such termination would be subject to the right of People’s United to increase the amount of People’s United common stock to be provided to Danvers stockholders pursuant to the formula prescribed in the merger agreement. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 85 for a more complete discussion of the circumstances under which the merger agreement could be terminated.

Lawsuits challenging the merger have been filed against Danvers, the Danvers board of directors and People’s United, and an adverse judgment in such lawsuits or any future similar lawsuits may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Danvers, the Danvers board of directors and People’s United are named as defendants in two purported class action lawsuits, one consolidated action in the Court of Chancery in the State of Delaware and one in the Superior Court of the Commonwealth of Massachusetts, challenging the proposed merger and seeking, among other things, to enjoin the defendants from completing the merger on the agreed-upon terms and rescission of the merger to the extent it has been completed. See “The Merger—Litigation Relating to the Merger” beginning on page 70.

One of the conditions to the closing of the merger is that no order, injunction or decree or other order (whether temporary or permanent) that prohibits the completion of the merger be in effect. If any plaintiff were successful in obtaining an injunction prohibiting the Danvers or People’s United defendants from completing the merger on the agreed upon terms, then such injunction may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Danvers stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

Danvers’ stockholders currently have the right to vote in the election of the Board of Directors of Danvers and on other matters affecting Danvers. Upon the completion of the merger, each Danvers stockholder that receives shares of People’s United common stock will become a stockholder of People’s United with a percentage ownership of the combined organization that is much smaller than the stockholder’s percentage ownership of Danvers. It is expected that the former stockholders of Danvers as a group will receive shares in the merger constituting less than 5.0% of the outstanding shares of People’s United common stock immediately after the merger. Because of this, Danvers’ stockholders will have significantly less influence on the management and policies of People’s United than they now have on the management and policies of Danvers.

Danvers’ directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of Danvers stockholders.

In considering the information contained in this proxy statement/prospectus, you should be aware that Danvers’ executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Danvers stockholders generally. These interests include the vesting in full of outstanding Danvers equity compensation awards and rights to continued indemnification and insurance coverage by People’s United after the merger for acts or omissions occurring before the merger. See “The Merger—Interests of Danvers’ Directors and Executive Officers in the Merger” beginning on page 53 for a discussion of these financial interests.

The fairness opinion obtained by Danvers from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

Sandler O’Neill, Danvers’ financial advisor in connection with the proposed merger, has delivered to the board of directors of Danvers its opinion dated as of January 20, 2011. The opinion of Sandler O’Neill stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the consideration to be received in the merger was fair to the Danvers stockholders from a financial point of view. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of People’s United or Danvers, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the relative values of People’s United and Danvers.

The merger is subject to the receipt of consents and approvals from governmental entities that may delay the date of completion of the merger or impose conditions that could have an adverse effect on People’s United.

Before the merger may be completed, various approvals or consents must be obtained from the OTS and other governmental authorities. Satisfying the requirements of these governmental entities may delay the date of completion of the merger. In addition, these governmental entities, including the OTS, may include conditions on the completion of the merger or require changes to the terms of the merger. While People’s United and Danvers do not currently expect that any such conditions or changes would result in a material adverse effect on People’s United, there can be no assurance that they will not, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of People’s United following the merger, any of which might have a material adverse effect on People’s United following the merger. People’s United is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that would reasonably be expected to have a material adverse effect on People’s United, but People’s United could choose to waive this condition.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of People’s United and Danvers.

If the merger is not completed, the ongoing businesses of People’s United and Danvers may be adversely affected and People’s United and Danvers will be subject to several risks, including the following:

•	Danvers may be required, under certain circumstances, to pay People’s United a termination fee of $19,725,000 under the merger agreement;

•	People’s United and Danvers will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•

under the merger agreement, Danvers is subject to certain restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies; and

•

matters relating to the merger may require substantial commitments of time and resources by People’s United and Danvers management, which could otherwise have been devoted to other opportunities that may have been beneficial to People’s United and Danvers as independent companies, as the case may be.

In addition, if the merger is not completed, People’s United and/or Danvers may experience negative reactions from the financial markets and from their respective customers and employees. People’s United and/or Danvers also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against People’s United or Danvers to perform their respective obligations under the merger agreement. If the merger is not completed, People’s United and Danvers cannot assure their stockholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of People’s United and/or Danvers.

The shares of People’s United common stock to be received by Danvers stockholders as a result of the merger will have different rights from shares of Danvers common stock.

Following completion of the merger, Danvers stockholders will no longer be stockholders of Danvers. Danvers stockholders who receive shares of People’s United in the merger will instead be stockholders of People’s United. There will be important differences between your current rights as a Danvers stockholder and the rights to which you will be entitled as a People’s United stockholder. See “Comparison of Stockholder Rights” beginning on page 91 for a discussion of the different rights associated with People’s United common stock and Danvers common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between People’s United and Danvers, including future financial and operating results and performance; statements about People’s United’s and Danvers’ plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of People’s United’s and Danvers’ management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of People’s United and Danvers. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all;

•	the failure of the stockholders of Danvers to adopt the merger agreement;

•	the failure to obtain governmental approvals of the merger;

•	disruptions to the parties’ businesses as a result of the announcement and pendency of the merger;

•	costs or difficulties related to the integration of the businesses following the merger;

•	changes in general, national or regional economic conditions;

•	unprecedented volatility in the global economy;

•	acts of war or terrorism;

•	political instability;

•	the risk that the future business operations of Danvers or People’s United will not be successful;

•	the risk that the anticipated benefits, cost savings and any other savings from the merger may not be fully realized or may take longer than expected to realize;

•	changes in loan default and charge-off rates;

•	changes in the demand for loan products or for other financial services;

•	reductions in deposit levels necessitating increased borrowings to fund loans and investments;

•	changes in interest rates or credit availability;

•	changes in inflation, the securities markets and in monetary fluctuations;

•	possible changes in regulation resulting from or relating to financial reform legislation;

•	changes in tax policies, rates and regulations of federal, state and local tax authorities;

•	the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board;

•	changes in accounting and regulatory guidance applicable to banks;

•	the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews;

•	greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both;

•	changes in levels of income and expense in non-interest income and expense related activities; and

•	competition and its effect on pricing, spending, third-party relationships and revenues.

Additional factors that could cause People’s United’s and Danvers’ results to differ materially from those described in the forward-looking statements can be found in People’s United’s and Danvers’ filings with the Securities and Exchange Commission, including People’s United’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and Danvers’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to People’s United or Danvers or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, People’s United and Danvers undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/ prospectus or to reflect the occurrence of unanticipated events.

INFORMATION ABOUT THE COMPANIES

People’s United Financial, Inc.

People’s United is a savings and loan holding company and is a Delaware corporation. People’s United Bank is a federal stock savings bank and a wholly-owned subsidiary of People’s United. A diversified financial services company founded in 1842, People’s United Bank provides consumer, commercial, insurance, retail investment and wealth management and trust services to personal and business banking customers.

The principal business of People’s United is to provide, through People’s United Bank and its subsidiaries, commercial banking, retail and business banking, and wealth management services to individual, corporate and municipal customers. Traditional banking activities are conducted primarily within New England and New York and include extending secured and unsecured commercial and consumer loans, originating mortgage loans secured by residential and commercial properties, and accepting consumer, commercial and municipal deposits. In addition to traditional banking activities, People’s United Bank provides specialized financial services tailored to specific markets including: personal, institutional and employee benefit trust; cash management; and municipal banking and finance. Through its non-banking subsidiaries, People’s United Bank offers: brokerage, financial advisory services, investment management services and life insurance through People’s Securities, Inc.; equipment financing through People’s Capital and Leasing Corp. and People’s United Equipment Finance Corp.; and other insurance services through People’s United Insurance Agency, Inc.

This full range of financial services is delivered through a network of nearly 340 bank branches in Connecticut, Vermont, New York, New Hampshire, Maine and Massachusetts (including 84 full-service supermarket branches), as well as through a variety of non-bank branch offices and more than 500 ATMs. People’s United Bank’s distribution network also includes online banking and investment trading, a 24-hour telephone banking service and participation in a worldwide ATM network.

At December 31, 2010, People’s United had total consolidated assets of $25.0 billion, loans of $17.5 billion, deposits of $17.9 billion and stockholders’ equity of $5.2 billion.

The address of People’s United’s principal executive offices is 850 Main Street, Bridgeport, Connecticut 06604, and its telephone number is (203) 338-7171. For additional information about People’s United, see “Where You Can Find More Information” beginning on page 98.

Danvers Bancorp, Inc.

Danvers Bancorp, Inc., a Delaware-chartered corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Danvers’ principal activity is the ownership and management of its wholly owned banking subsidiary, Danversbank, a Massachusetts-chartered stock savings bank. Danvers’ principal executive offices are located at One Conant Street, Danvers, Massachusetts 01923, and its telephone number is (978) 777-2200.

Originally founded in 1850 as a Massachusetts-chartered mutual savings bank, Danversbank’s business consists primarily of making loans to its customers, including commercial and industrial loans, commercial real estate loans, owner-occupied residential mortgages and consumer loans, and investing in a variety of investment securities. Danversbank funds these lending and investment activities with deposits from the general public, funds generated from operations and selected borrowings. Danversbank also provides non-deposit investment products and services, cash management, debit and credit card products and online banking services. Danversbank has five subsidiaries: Conant Ventures, Inc., Conant Investment Corporation, Five Conant Street Investment Corporation, One Conant Capital LLC and Beverly National Security Corporation. Danversbank conducts business from its main office located at One Conant Street, Danvers, Massachusetts, and its 27 branch offices located in Andover, Beverly, Boston, Cambridge, Chelsea, Danvers, Hamilton, Malden, Manchester, Middleton, Peabody, Reading, Revere, Salem, Saugus, Topsfield, Waltham, Wilmington, and Woburn, Massachusetts.

At December 31, 2010, Danvers had total consolidated assets of $2.9 billion, loans of $1.8 billion, deposits of $2.1 billion, and stockholders’ equity of $285.3 million. For additional information about Danvers, see “Where You Can Find More Information” beginning on page 98.

THE SPECIAL MEETING OF DANVERS STOCKHOLDERS

This proxy statement/prospectus is being furnished to holders of Danvers common stock for use at a special meeting of Danvers’ stockholders and any adjournments or postponements thereof.

Date, Time and Place of the Special Meeting

The special meeting of stockholders of Danvers will be held at the Peabody Marriott Hotel, 8A Centennial Drive, Peabody, Massachusetts 01960, on May 13, 2011 at 10:00 a.m., local time.

Purpose of the Special Meeting

At the special meeting, Danvers’ stockholders as of the record date will be asked to consider and vote on the following proposals:

1.	to adopt the merger agreement, pursuant to which Danvers will merge with and into People’s United, with People’s United being the surviving corporation; and

2.	to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies, if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to adopt the merger agreement.

Recommendation of the Danvers Board of Directors

THE DANVERS BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO ADJOURN THE MEETING, IF NECESSARY.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of Danvers common stock at the close of business on the record date of March 31, 2011 are entitled to notice of and to vote at the Danvers’ special meeting, provided that such shares remain outstanding on the date of the special meeting. As of the record date, there were 20,686,592 shares of Danvers common stock outstanding, held of record by 1,210 stockholders. Each holder of Danvers common stock is entitled to one vote for each share of Danvers common stock owned as of the record date.

A list of Danvers stockholders as of the record date will be available for review by any Danvers stockholder at Danvers’ principal executive offices during regular business hours beginning 10 days prior to the date of the special meeting and continuing through the special meeting.

Quorum; Vote Required

A quorum of Danvers stockholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of Danvers common stock entitled to vote are represented in person or by proxy at the special meeting, a quorum will exist. Danvers will include proxies marked as abstentions in determining the number of shares present at the special meeting. Broker non-votes will not be counted for the purpose of determining whether a quorum is present.

The affirmative vote of the holders of at least a majority of the shares of Danvers common stock outstanding and entitled to vote at the special meeting is required to adopt the merger agreement. Abstentions and broker non-votes will have the same effect as a vote against the adoption of the merger agreement. A majority of the votes properly cast is required to approve one or more adjournments to the special meeting.

Share Ownership of Management

As of the record date, the directors and executive officers of Danvers and their affiliates collectively owned 1,401,241 shares of Danvers common stock, or approximately 6.62% of Danvers’ outstanding shares. Danvers currently expects that each of its directors and executive officers and their affiliates will vote their shares of Danvers common stock “FOR” adoption of the merger agreement, although none of them has entered into an agreement requiring them to do so.

When considering the Danvers board of directors’ recommendation that you vote in favor of the adoption of the merger agreement, you should be aware that the executive officers and directors of Danvers have financial interests in the merger that may be different from, or in addition to, the interests of stockholders of Danvers. See “The Merger—Interests of Danvers’ Directors and Executive Officers in the Merger” beginning on page 53.

Voting of Proxies

If you are a Danvers stockholder, the Danvers board of directors requests that you return the proxy card accompanying this document for use at the Danvers special meeting. Please complete, date and sign the proxy card and promptly return it in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described in the enclosed instructions.

All properly signed proxies received prior to the special meeting and not revoked before the vote at the special meeting will be voted at the special meeting according to the instructions indicated on the proxies or, if no instructions are given, the shares will be voted “FOR” adoption of the merger agreement and “FOR” an adjournment of the special meeting to solicit additional proxies, if necessary.

If you have any questions concerning the merger, the other meeting matters or the accompanying proxy statement/prospectus or need assistance voting your shares, please contact Danvers’ proxy solicitor at the address or telephone number listed below:

Phoenix Advisory Partners, LLC 110 Wall Street 27th Floor New York, NY 10005

Banks and brokers should call:	Stockholders should call:
(212) 493-3910	(800) 576-4314

If you hold your shares of Danvers common stock in “street name,” meaning in the name of a bank, broker or other nominee who is the record holder, you must either direct the record holder of your shares of Danvers common stock how to vote your shares or obtain a proxy from the record holder to vote your shares in person at the special meeting.

If you fail to properly submit your proxy card or to instruct your broker, bank or other nominee to vote your shares of Danvers common stock and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote against adoption of the merger agreement.

How to Revoke Your Proxy

If you are a Danvers stockholder, you may revoke your proxy at any time by taking any of the following actions before your proxy is voted at the special meeting:

•	delivering a written notice bearing a date later than the date of your proxy card to the secretary of Danvers, stating that you revoke your proxy;

•	signing and delivering to the secretary of Danvers a new proxy card relating to the same shares and bearing a later date;

•	casting a new vote through the Internet or by telephone at any time before the closure of the Internet and telephone voting facilities; or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation or your completed new proxy card, as the case may be, to Michael W. McCurdy, Secretary, at the following address:

Danvers Bancorp, Inc. One Conant Street Danvers, Massachusetts 01923

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your vote.

Voting in Person

If you are a Danvers stockholder and plan to attend the Danvers special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy from the broker, bank or other nominee in order to vote your shares.

Whether or not you plan to attend the special meeting, Danvers requests that you complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope, or submit a proxy through the Internet or by telephone as described in the instructions accompanying this proxy statement/prospectus. This will not prevent you from voting in person at the special meeting but will assure that your vote is counted if you are unable to attend.

Abstentions and Broker Non-Votes

Only shares affirmatively voted for adoption of the merger agreement, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes “FOR” adoption of the merger agreement.

Brokers who hold shares of Danvers common stock in street name for a customer who is the beneficial owner of those shares may not exercise voting authority on the customer’s shares with respect to the actions proposed in this document without specific instructions from the customer. Proxies submitted by a broker that do not exercise this voting authority are referred to as broker non-votes. If your broker holds your Danvers stock in street name, your broker will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this document.

Accordingly, you are urged to mark and return the enclosed proxy card to indicate your vote, or fill out the voter instruction form, if applicable.

Abstentions will be included in determining the presence of a quorum at the special meeting. Broker non-votes will not be included in determining the presence of a quorum at the special meeting. Abstentions and broker non-votes will have the same effect as voting against adoption of the merger agreement.

Participants in the Danversbank Employee Stock Ownership Plan and Danvers’ 401(k) plan

If you own shares of Danvers common stock in the Danversbank Employee Stock Ownership Plan (the “ESOP”) and/or in Danvers’ 401(k) plan, your shares will be voted solely by the trustee of the ESOP and/or Danvers’ 401(k) plan pursuant to the terms of each plan and the instructions received by the trustee from the plan participants. The respective plan trustee will not disclose the confidential voting directions of any individual participant or beneficiary to Danvers. If you own shares of Danvers common stock in the ESOP and/or Danvers’ 401(k) plan, you will receive a separate letter explaining the voting process with respect to such shares and you will be provided with instructions on how to direct the trustee to vote those shares.

Proxy Solicitation

If you are a Danvers stockholder, the enclosed proxy is solicited by and on behalf of the Danvers board of directors. Danvers will pay the expenses of soliciting proxies to be voted at the special meeting, except that Danvers and People’s United have each agreed to share equally the costs of preparing, printing, filing and mailing this document, other than attorneys’ and accountants’ fees which will be paid by the party incurring the expense. Following the original mailing of the proxies and other soliciting materials, Danvers and its agents also may solicit proxies by mail, telephone, facsimile or in person. No additional compensation will be paid to directors, officers or other employees of Danvers for making these solicitations. Danvers has retained a proxy solicitation firm, Phoenix Advisory Partners, LLC, to aid it in the solicitation process. Danvers will pay Phoenix Advisory Partners a fee of approximately $7,500 plus expenses. Danvers intends to reimburse persons who hold Danvers common stock of record but not beneficially, such as brokers, custodians, nominees and fiduciaries, for their reasonable expenses in forwarding copies of proxies and other soliciting materials to, and requesting authority for the exercise of proxies from, the persons for whom they hold the shares.

This proxy statement/prospectus and the proxy card are first being sent to Danvers stockholders on or about April 8, 2011.

Stock Certificates

If you are a Danvers stockholder, you should not send in any certificates representing Danvers common stock. Following the completion of the merger, you will receive separate instructions for the exchange of your certificates representing Danvers common stock.

Proposal to Approve Adjournment of the Special Meeting

Danvers is also submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to adopt the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that Danvers may not have received sufficient votes to adopt the merger agreement by the time of the special meeting. In that event, Danvers would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite stockholder approval to adopt the merger agreement. Any other adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy card. If the special meeting is adjourned for 30 days or less, Danvers is not required to give notice of the time and place of the adjourned meeting unless the board of directors fixes a new record date for the special meeting.

The proposal to approve one or more adjournments of the special meeting requires the affirmative vote of holders of a majority of the shares of Danvers common stock present or represented at the special meeting and entitled to vote on the proposal. The Danvers board of directors retains full authority to the extent set forth in Danvers’ bylaws and Delaware law to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any Danvers stockholders.

THE MERGER

The following discussion contains material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement and financial advisor opinion attached as annexes to this proxy statement/prospectus. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement and financial advisor opinion attached as annexes to this proxy statement/prospectus, for a more complete understanding of the merger.

On January 20, 2011, the People’s United board of directors and the Danvers board of directors approved the merger agreement. The merger agreement provides for the acquisition by People’s United of Danvers through a merger of Danvers with and into People’s United, with People’s United as the surviving corporation. Simultaneously with the merger, Danversbank will be merged with and into People’s United Bank, with People’s United Bank as the surviving entity.

Upon completion of the merger, each outstanding share of Danvers common stock (other than excluded shares) will be converted into the right to receive, at the election of the holder of each such share, either $23.00 in cash or 1.624 shares of People’s United common stock. A Danvers stockholder may specify different elections with respect to different shares that such stockholder holds. The value of the per share stock consideration is dependent upon the value of People’s United common stock and therefore will fluctuate with the market price of People United common stock. Danvers stockholders may elect the form of consideration, but their elections are subject to a proration mechanism such that approximately 55% of Danvers shares will be exchanged for shares of People’s United common stock and approximately 45% will be exchanged for cash.

See “The Merger Agreement,” beginning on page 72, for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

Since its conversion to a public company on January 9, 2008, the board of directors and senior management of Danvers have regularly evaluated its business plan and its available strategic options, including, but not limited to, opportunities for organic growth, de novo branching or acquisitions of branches or other institutions. As a result of this ongoing evaluation, Danvers has successfully executed a variety of strategic initiatives including opening five de novo branches in the last three years and completing the acquisition of Beverly National Corporation. In addition, during this time Danvers has reviewed a variety of potential strategic acquisitions and further organic market expansion.

Continuing into 2010, in connection with its regular consideration of strategic options, Danvers’ board of directors considered several assessments by Endicott Financial Advisors, L.L.C. (“Endicott”), Danvers’ investment banker since 2000, and presentations by Danvers’ executives regarding Danvers’ financial performance and return to stockholders, stock trading patterns and trends in the financial marketplace, including merger and acquisition activity, both locally and nationwide. In addition, from time to time, Danvers’ legal counsel advised the board of directors on its fiduciary obligations to the stockholders of Danvers in connection with the implementation of Danvers’ business plan and in consideration of potential strategic transactions.

Danvers’ Chairman, President and Chief Executive Officer, Kevin T. Bottomley, has also from time to time received informal inquiries and discussed generally with investment bankers and senior management of other banking institutions the possibility of strategic transactions as a way to enhance stockholder value.

In June 2010, members of Danvers’ management team participated in Danvers’ annual strategic off-site meeting, with representatives from Endicott and legal counsel, to review market conditions, industry trends and strategic considerations for Danvers, including acquisitions and potential affiliations with other institutions. At that time, legal counsel reminded the Danvers board of directors and management that for the three years following conversion to stock form, regulations promulgated by the Massachusetts Commissioner of Banks restrict a potential acquiror’s ability to make an offer to acquire Danvers in a strategic transaction.

Mr. Bottomley was contacted by, and on September 13, 2010 met with, the chief executive officer of Bank A, a publicly held financial institution, where they discussed their institutions’ respective commitments to building stockholder value and serving their communities. The chief executive officer of Bank A discussed its franchise, and whether, at the appropriate time, Danvers might be willing to explore a potential affiliation with the institution. Mr. Bottomley indicated that any party interested in acquiring Danvers would have to comply with the Massachusetts banking regulations noted above for the balance of the three-year post-conversion period. The meeting concluded by agreeing that any further discussions should focus on how a potential combination would maximize long-term stockholder value and provide benefits to customers, communities and employees of Danvers. Mr. Bottomley notified J. Michael O’Brien, the lead director of the Danvers board of directors, of this discussion on September 15, 2010.

On September 28, 2010, Mr. Bottomley and the chief executive officer of Bank A met again to discuss generally the concept of a possible strategic transaction. No specific price or terms were discussed at the meeting. Mr. Bottomley discussed this meeting with the executive committee of the Danvers board of directors on October 1, 2010. The executive committee instructed Mr. Bottomley to continue to report on any further discussions and unsolicited inquiries, consistent with the restrictions imposed by the Massachusetts banking regulations on an acquisition of Danvers within three years following its conversion to stock form, about a possible future transaction.

During the first half of October 2010, Danvers received an oral indication from the chief executive officer of Bank A regarding the potential valuation metrics for a strategic combination transaction and certain proposed post-transaction governance matters, including board seats and the potential employment of members of Danvers’ senior management. Bank A’s valuation metrics indicated that the consideration paid to Danvers’ stockholders in a potential transaction would be at least $20.00 per share, but would not greatly exceed that amount.

During a special meeting of the board of directors of Danvers held on October 22, 2010, Mr. Bottomley briefed the board regarding his discussions with Bank A. At this meeting, the Danvers board of directors discussed with the representatives from Endicott the state of the banking industry and acquisition prices generally prevailing in the market and Danvers’ position relative to its peers. The Danvers board of directors also received an overview of the financial condition of Bank A, a general assessment of the potential consideration, proposed post-transaction governance and an assessment of Bank A’s ability to complete a transaction on terms acceptable to Danvers. A representative of Hogan Lovells US LLP (“Hogan Lovells”) reviewed the fiduciary obligations of Danvers’ board of directors to the stockholders of Danvers in connection with the board of directors’ consideration of whether Danvers should remain independent or agree to pursue discussions with Bank A regarding a potential business combination transaction, as well as the continuing applicability of the three year post-conversion restriction on the acquisition of Danvers under Massachusetts banking regulations. At the conclusion of the meeting, Danvers’ board of directors directed Mr. Bottomley to continue his discussions with Bank A and requested legal counsel to provide further advice regarding the contemplation of a potential transaction with Bank A in light of the restrictions imposed by the Massachusetts banking regulations.

On October 26, 2010, Mr. Bottomley met with the chief executive officer of Bank A to continue to discuss the potential strategic transaction and was provided additional information with respect to Bank A’s views as to the potential governance and operating plans of the combined company. Mr. Bottomley indicated to the chief executive officer of Bank A that the proposed operating plans of the combined company needed to be further developed to better reflect Danvers’ contribution to the merged enterprise. Mr. Bottomley and the Bank A chief executive officer agreed to discuss further at a future date. On October 29, 2010, Mr. Bottomley notified Mr. O’Brien of this meeting with Bank A.

Based on the discussions with Mr. O’Brien, on November 9, 2010, Bank A was notified that based on the terms of the potential transaction as proposed by Bank A, including the potential governance and operating plans of the combined company, further discussions were not warranted at that time. The Danvers executive committee was informed of this action shortly thereafter.

On November 9, 2010, John P. Barnes, President and Chief Executive Officer of People’s United, initiated contact with Mr. Bottomley and the two met on November 23, 2010 to discuss their respective organizations, and in general terms, whether Danvers would consider a possible business combination.

On December 8, 2010, Mr. Bottomley, Mr. Barnes and other members of senior management of both Danvers and People’s United met to discuss the range of potential synergies between the two companies.

On December 10, Mr. Barnes spoke by telephone with Mr. Bottomley to request guidance on the terms of a transaction that Danvers might consider acceptable in a possible business combination. Based upon prior board discussions and advice from Endicott, Mr. Bottomley provided some general guidance to Mr. Barnes.

Mr. Bottomley and Mr. Barnes met again on December 13, 2010. No specific pricing information was discussed at this meeting, but they reviewed in general terms the structure of a potential transaction, including target valuations of recent comparable transactions and the post-transaction status of Danversbank and its management.

On December 17, 2010, Danvers’ board of directors was apprised by management of the discussions with and interest of People’s United in a potential transaction.

On December 21, 2010, Endicott met with Keefe, Bruyette and Woods, Inc. (“KBW”), People’s United’s financial advisor, at which meeting KBW indicated People’s United’s preliminarily pricing methodology and potential valuation of Danvers. Subject to satisfactory completion of due diligence and other factors, KBW presented a valuation of Danvers that it was recommending to its client, People’s United, which would have resulted in proposed merger consideration of $20.50 per share. The financial advisors continued their discussions of potential transaction terms through December 22, 2010, including the post-transaction status of Danversbank, its management and the combined entity’s board of directors. Upon completion of these conversations, on December 22, 2010, Danvers notified People’s United that it was not interested in a potential combination at the proposed amount of per share merger consideration suggested by KBW.

On December 24, 2010, People’s United orally proposed to resume discussions about a potential transaction reflecting revised pricing, which would result in an increased merger consideration of $22.50 per share, and a 50% stock and 50% cash mix. People’s United indicated that it would be interested in engaging in formal discussions and negotiating a definitive agreement as soon as possible following the third anniversary of Danvers’ mutual-to-stock conversion.

Throughout late 2010, with the intent to continue implementing Danvers’ independent business plan, Danvers continued to explore potential opportunities for growth such as acquisitions and organic expansion. In this regard, on December 28, 2010, Mr. Bottomley met with the chief executive officer of a financial institution regarding the potential acquisition of such institution by Danvers. Mr. Bottomley determined that such a transaction would be unlikely in the near future.

On December 29, 2010, the executive committee of the Danvers board of directors met to discuss the further interest of and discussions with People’s United. Mr. Bottomley provided an overview of Danvers’ business, reviewed the background and status of discussions with People’s United and discussed the strategic benefits and risks associated with a potential business combination with People’s United.

On or around December 30, 2010, Mr. Bottomley was contacted again by the chief executive officer of Bank A regarding the possibility of further exploring a transaction between the two institutions based on a more developed proposal regarding the potential pricing parameters, governance and operations of the combined company. Mr. Bottomley instructed Endicott to provide Bank A’s investment banker with selective relevant financial information that would facilitate Bank A’s further financial analysis of a possible transaction with Danvers.

On January 6, 2011, the Danvers board of directors met with Danvers’ management and representatives of Endicott and legal counsel, Hogan Lovells. The Danvers board of directors discussed, among itself and with its advisors, a number of matters, including Danvers’ current business and prospects as an independent company, industry trends, other possible merger candidates and the preliminary interest from People’s United and Bank A. As a result of its desire to investigate whether other parties might be interested in a combination with Danvers given that two potential interested parties had come forward without solicitation, the Danvers board of directors authorized Endicott to contact two additional institutions on its behalf to determine whether they would be interested in conducting discussions regarding a potential business combination transaction following the third anniversary of its mutual-to-stock conversion. The Board, with advice from Endicott, selected the additional institutions to be contacted (“Bank B” and “Bank C”) based on their likely interest in a transaction, their potential geographic and business compatibility, their demonstrated sophistication in acquisition transactions and their potential ability to complete a transaction on an expedited basis following the three-year anniversary of the mutual-to-stock conversion so the competitive interest of People’s United would not be lost. Endicott provided both Bank B and C selected financial information necessary for completing their preliminary analysis of a potential combination with Danvers. Bank B indicated that it was not interested in exploring a potential transaction at this time. Bank C indicated that it was interested in exploring a potential transaction and Endicott provided general guidance to Bank C as to the terms that Danvers might consider acceptable in a possible business combination (which guidance was based on the pricing and other terms previously discussed with Bank A and People’s United) so that Bank C could further evaluate its interest.

On January 7, 2011, the CEO of a fourth publicly-held financial institution, Bank D, contacted Mr. Bottomley and expressed interest in exploring a possible business combination with Danvers and provided preliminary indications as to potential pricing and other possible terms. Bank D’s investment banker contacted Endicott, who supplied selected financial information necessary for completing their preliminary analysis of a potential combination with Danvers.

On January 8, 2011, Bank C indicated that it was not interested in a potential transaction with Danvers based on the pricing guidance provided by Endicott.

On January 10, 2011, certain Danvers executive officers met with representatives of Bank D to discuss a possible business combination and potential pricing and other terms. Also on that date, Danvers and People’s United executed a confidentiality agreement in anticipation of Danvers providing confidential business information to People’s United. On January 11, 2011, certain Danvers executive officers met telephonically with the chief financial officer of Bank A to further discuss a potential business combination and the potential terms thereof.

Between January 10, 2011 and January 12, 2011, Endicott confirmed with the investment bankers of People’s United, Bank A and Bank D each institutions’ preliminary oral indication of interest and certain other information necessary for the Danvers board of directors to make a decision as to which party or parties it should authorize further discussions with. The relative amounts of merger consideration proposed, each in the form of at least 50% stock with the remainder in cash, were (i) $23.00 per share from People’s United, (ii) $22.00 to $23.50 per share from Bank A depending on the outcome of certain due diligence investigations and other factors, and (iii) $23.00 per share from Bank D.

On January 13, 2011, the board of directors of Danvers held a regular meeting with members of management and representatives of Endicott and Hogan Lovells. Endicott discussed with the board the informal indications of interest from Bank A, Bank D and People’s United. For comparative purposes, Danvers management, with advice from Endicott, estimated that $23.00 per share was the most likely outcome of the range of merger consideration being proposed by Bank A. The board of directors considered, in addition to the amount and form of per share merger consideration proposed by each potential merger partner, a range of factors including, but not limited to, the strategic compatibility with Danvers of each of the potential merger partners, the likely prospects of the combined company following the transaction, the strength of the common stock of each of the potential merger partners including the effects of the transaction on the book value per share of each potential merger partner, and the ability of each potential partner to successfully complete a transaction, including whether the transaction would be subject to the vote of the acquiror’s stockholders. Ultimately, the board of directors determined that the amount and form of merger consideration being offered by People’s United, together with the strength of People’s United’s business and management platforms and the strategic compatibility of Danvers’ existing business with that of People’s United, represented the best value for Danvers’ stockholders. As a result, following the presentations and discussions, the board of directors authorized Danvers’ management to proceed with the due diligence process and to commence negotiations with People’s United regarding a definitive agreement for a potential transaction. In addition, during this meeting, the Danvers board of directors convened an executive session of independent directors chaired by the lead director to specifically discuss matters pertaining to management.

Following this meeting, Bank A and Bank D were informed that Danvers was not interested in pursuing a transaction with them at this time. Neither Bank A nor Bank D contacted Danvers or its representatives subsequently to discuss a potential increase in the merger consideration or otherwise alter the terms of a potential business combination transaction with Danvers.

Additionally, on January 13, 2011, People’s United and Danvers entered into a confidentiality agreement in anticipation of People’s United providing confidential business information to Danvers. Danvers and People’s United exchanged due diligence request lists on that date as well. Beginning the weekend of January 14, 2011 and over the next several days, representatives of both People’s United and Danvers reviewed documents and other business information of each company. Counsel for People’s United circulated a first draft of the transaction documents to Hogan Lovells for review.

During the days following the January 13 meeting of the Danvers board of directors, discussions were held between Mr. Bottomley and Mr. Barnes with regard to the amount and form of merger consideration. As a result of these discussions, People’s United proposed paying up to 55% of the merger price in People’s United common stock, with the balance to be paid in cash.

On January 16, 2011, Danvers and Hogan Lovells provided their initial comments to People’s United on the draft merger agreement. Over the course of the following days, the parties and their respective legal counsel and financial advisors worked to finalize the terms of the merger agreement. The parties also finalized related agreements confirming, substantially unchanged, the treatment of pre-existing severance arrangements for certain senior executives of Danvers.

On January 17, 2011, Danvers engaged Sandler O’Neill to provide a fairness opinion to its board of directors. Sandler O’Neill was engaged in addition to Endicott due to its familiarity with Danvers from prior capital markets transactions in which Sandler O’Neill acted as Danvers’ financial advisor.

On January 20, 2011, the Danvers board of directors met to consider the merger agreement, the proposed merger consideration per share, and the proposed agreements with certain senior executives of Danvers. In attendance were representatives of Endicott, Sandler O’Neill, and Hogan Lovells and members of senior management of Danvers. Endicott made a presentation to the board concerning the business terms of the merger, including a draft of the presentation that People’s United intended to share with the investment community following the announcement of the transaction. Sandler O’Neill delivered an oral opinion (subsequently confirmed in writing) to the Danvers board of directors that in its opinion, as of that date and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be received by Danvers’ stockholders in the merger was fair, from a financial point of view, to Danvers’ stockholders. Hogan

Lovells reviewed the merger agreement and answered questions from the board of directors. Following a complete review from outside advisors and a discussion with management, the Danvers board of directors unanimously determined that the merger was advisable and that the merger, the merger agreement and the transactions contemplated by the merger agreement were fair to and in the best interests of Danvers and its stockholders, and voted to approve the merger agreement.

Following the meetings of the boards of directors of Danvers and People’s United, the parties executed the merger agreement and certain executives of Danvers entered into settlement agreements (related to pre-existing severance arrangements) and one consulting arrangement effective contingent upon the completion of the merger. Subsequent to the close of the NASDAQ Global Select Market on January 20, 2011, Danvers and People’s United issued a joint press release announcing the transaction.

Danvers’ Reasons for the Merger

In reaching its decision to approve the merger agreement and related transactions, the Danvers board of directors consulted with senior management, its financial advisors, and its legal counsel and considered a number of factors, including, among others, the following, which are not presented in order of priority:

•	its knowledge of Danvers’ business, markets, financial condition, results of operations and prospects;

•	a review of People’s United’s business, operations, financial condition, earnings, stock performance and prospects, taking into account the results of its due diligence review of People’s United;

•	the strategic alternatives believed to be reasonably available to Danvers;

•

results that could be expected to be obtained by Danvers if it continued to operate independently, and the likely benefits to stockholders of such course, as compared with the value of the merger consideration being offered by People’s United;

•

the enhanced future prospects of the combined company compared to those that Danvers was likely to achieve on a stand-alone basis, including the projected market capitalization and market position of the combined entity and the compatibility of Danvers’ and People’s United’s business activities, such as both companies’ experience in commercial and industrial lending;

•	the possible effects of the proposed merger on Danvers’ employees and customers, as well as on the communities in which Danvers and the Danversbank Charitable Foundation operate;

•

the structure of the merger and the financial and other terms of the merger agreement, including the $23.00 per share value of the consideration and the ability of stockholders to elect the form of consideration to be received, subject to the approximately 55% stock and approximately 45% cash composition of the aggregate merger consideration;

•

the presentations of management and Endicott Financial Advisors LLC regarding the strategic advantages and disadvantages of combining with People’s United, including People’s United’s knowledge of the markets in which Danvers operates, the significant opportunities for cost savings in the transaction, and People’s United’s commitment to the communities in which they operate;

•

the merger consideration offered, its premium to market and comparability with respect to other premiums, and the belief of the Danvers board of directors that People’s United stock represents an investment in a well-capitalized institution which should result in long-term value and increased liquidity for Danvers stockholders;

•

the terms of the merger agreement and related transactions, including the representations and warranties of the parties, the covenants, the consideration, the benefits to Danvers’ employees, as well as employee and executive termination benefits, and the termination fee to be paid by Danvers under certain circumstances;

•	the fact that the transaction is expected to be tax-free to Danvers stockholders to the extent that they receive People’s United common stock in exchange for their shares of Danvers common stock;

•

the oral opinion of Sandler O’Neill (which was subsequently confirmed in writing), financial advisor to Danvers, that, as of January 20, 2011 and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received in the merger was fair to the Danvers stockholders from a financial point of view, as more fully described under “—Opinion of Sandler O’Neill + Partners, L.P., Financial Advisor to Danvers” beginning on page 41;

•	the ability of People’s United to pay the merger consideration without needing to condition the merger on obtaining additional sources of financing;

•

the challenges of combining the two companies generally, including the likelihood of a successful integration of the companies and differences in cultures and business management philosophies, and People’s United’s past experience in this regard;

•	the ability of both institutions to complete the merger and the likelihood of receiving necessary regulatory approvals in a timely fashion;

•	the possible effects on Danvers should the parties fail to complete the merger, including the possible effects on the price of Danvers common stock, and the associated business and opportunity costs;

•

the right to terminate the merger agreement if, subject to People’s United’s ability to make a compensating adjustment to the exchange ratio, the average of the daily closing sales prices of a share of People’s United common stock for the five consecutive trading days preceding the date on which all required regulatory approvals required for the merger have been obtained or waived is less than $11.33 per share and People’s United common stock underperforms the KBW Regional Bank Index index by more than 20%; and

•

that Danvers officers and directors may have financial interests in the merger that are different from, or are in addition to, the interests of Danvers stockholders. See “—Interests of Danvers’ Directors and Executive Officers in the Merger,” beginning on page 53.

The foregoing discussion of the factors considered by the Danvers board is not intended to be exhaustive, but does set forth the principal factors considered by the board. Based on the factors described above, the Danvers board of directors determined that the merger with Danvers would be advisable and in the best interests of Danvers stockholders and unanimously approved the merger agreement and related transactions contemplated by those documents. In view of the wide variety and complexity of factors considered by the Danvers board in connection with its evaluation of the merger, the board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any factor, was favorable or unfavorable to the ultimate determination of the board. Rather, the Danvers board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Recommendation of the Danvers Board of Directors

The Danvers board of directors has unanimously approved the merger agreement and recommends that Danvers’ stockholders vote “FOR” adoption of the merger agreement and the transactions contemplated thereby.

Opinion of Sandler O’Neill + Partners, L.P., Financial Advisor to Danvers

By letter dated January 17, 2011, Danvers retained Sandler O’Neill as an independent financial advisor to render an opinion as to the fairness to the Danvers stockholders, from a financial point of view, of the consideration to be received by the Danvers stockholders in connection with the merger. Sandler O’Neill, as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Sandler O’Neill did not act as Danvers’ financial advisor in connection with the merger, nor was it asked to solicit any alternative potential buyers of the Company. Sandler O’Neill also did not participate in the negotiation of the form or amount of the consideration to be received in the merger or the terms of the merger agreement.

At the January 20, 2011 meeting at which the Danvers board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the consideration to be received in the merger was fair to Danvers stockholders from a financial point of view. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s Fairness Opinion Committee. The full text of Sandler O’Neill’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Danvers stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, that date. Events occurring or information available after that date could materially affect its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. The opinion was directed to the Danvers board of directors and is directed only to the fairness of the merger consideration to Danvers stockholders from a financial point of view. It does not address the underlying business decision of Danvers to engage in the merger or any other aspect of the merger and is not a recommendation to any Danvers stockholder as to how such stockholder should vote at the special meeting with respect to the merger, the form of consideration a stockholder should elect in the merger or any other matter.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of Danvers provided by Danvers that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of People’s United that Sandler O’Neill deemed relevant;

•	internal financial projections for Danvers for the year ending December 31, 2011 as provided by senior management of Danvers;

•	publicly available earnings estimates for People’s United for the years ending December 31, 2011 and 2012 as discussed with senior management of People’s United;

•

the pro forma financial impact of the merger on People’s United, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of People’s United and discussed with Danvers’ management;

•	a comparison of certain financial information for Danvers and People’s United with similar institutions for which publicly available information was available;

•	the financial terms of certain recent business combinations in the banking industry, to the extent publicly available;

•	the current market environment and the banking environment in particular, and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of Danvers’ senior management the business, financial condition, results of operations and prospects of Danvers and held similar discussions with certain members of senior management of People’s United regarding the business, financial condition, results of operations and prospects of People’s United.

In preparing its analyses, Sandler O’Neill used internal financial projections for Danvers as provided by and/or reviewed with senior management of Danvers and publicly available earnings estimates for People’s United. Sandler O’Neill also used in its analyses (i) certain projections of share repurchases provided by Danvers’ management in its stand-alone analyses for Danvers and (ii) certain projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the senior managements of Danvers or People’s United. With respect to those projections and estimates, the respective managements of Danvers and People’s United confirmed to Sandler O’Neill that those projections and estimates reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Danvers and People’s United, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or estimates or the assumptions on which they were based.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all the financial and other information that was publicly available, that was available from third-party vendors or that was provided by and/or reviewed with Danvers or People’s United or their respective representatives and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of the senior management of each of Danvers and People’s United that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Danvers or People’s United or any of their subsidiaries, or the collectibility of any such assets, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill did not review any credit files or make an independent evaluation of the adequacy of the allowance for loan losses of Danvers or People’s United, and with Danvers’ consent, Sandler O’Neill assumed that the respective allowances for loan losses for Danvers and People’s United were adequate to cover any such losses.

Sandler O’Neill also assumed that there had been no material change in the assets, financial condition, results of operations, business or prospects of Danvers or People’s United since the date of the most recent financial statements reviewed by Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that Danvers and People’s United will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the agreement and that the conditions precedent in the merger agreement will not be waived. Finally, with Danvers’ consent, Sandler O’Neill relied upon the advice Danvers has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to the Danvers board of directors, but is a summary of material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Danvers or People’s United and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Danvers or People’s United and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Danvers, People’s United and Sandler O’Neill. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Danvers board of directors at its January 20, 2011 meeting. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Danvers’ common stock or People’s United’s common stock or the prices at which Danvers’ or People’s United’s common stock may be sold at any time.

Sandler O’Neill prepared its analyses solely for the purpose of rendering its opinion and provided such analyses to Danvers’ board of directors at the January 20, 2011 board meeting. Sandler O’Neill’s analyses and opinion were among a number of factors taken into consideration by Danvers’ board in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Danvers board of directors with respect to the fairness of the merger.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the cash consideration of $23.00 per share and the implied value of the stock consideration based upon the ten-day average closing price of People’s United common stock on January 19, 2011 of $14.16 per share and a fixed exchange ratio of 1.624, and assuming 55% of Danvers’ shares are converted into People’s United common stock and the remaining 45% are converted into cash in the merger, Sandler O’Neill calculated an implied transaction value of $23.00 per share. Based upon preliminary financial information for Danvers for the twelve months ended December 31, 2010, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Price / 2010 EPS	25.0	x
Price / 2010 Core EPS[1]	27.5	x
Price / Est. 2011 EPS[2]	27.2	x
Price / Book Value per Share	167%
Price / Tangible Book Value per Share	189%
Tangible Book Premium / Core Deposits[3]	13.7%
Market Premium (1-Day)[4]	34.0%
Market Premium (1-Month)[5]	42.3%

(1)	Core earnings excludes $2.1 million net gain on sale of securities.
(2)	Based upon financial projections provided by Danvers’ management.
(3)	Core deposits (defined as total deposits less jumbo time deposits) of $1.76 billion.
(4)	Based upon the closing price of Danvers’ common stock on January 19, 2011 of $17.17.
(5)	Based upon the closing price of Danvers’ common stock on December 17, 2010 of $16.16.

The aggregate transaction value was approximately $493.1 million, based upon 20,723,743 shares of Danvers common stock outstanding and including the implied value of 1,647,700 stock options outstanding with a weighted average exercise price of $13.00 per share.

Stock Trading History. Sandler O’Neill reviewed the history of the publicly reported trading prices of Danvers’ common stock and People’s United common stock for the three-year period ended January 19, 2011 and the relationship between the movements in the prices of Danvers’ and People’s United common stock, respectively, to movements in certain stock indices, including the SNL Thrift Index and the performance of peer groups of publicly traded banking institutions for Danvers and People’s United selected by Sandler O’Neill. During the three-year period, Danvers’ common stock outperformed each of the indices to which it was compared. People’s United common stock outperformed the SNL Thrift Index but underperformed its peer group index.

Danvers’ Stock Performance

	Beginning Index Value January 18, 2008	Ending Index Value January 19, 2011
Danvers	100.0%	178.9%
SNL Thrift Index	100.0	62.4
Danvers Peer Index¹	100.0	109.2

(1)	Publicly-traded commercial banks and thrifts headquartered in New England with assets between $1.5 billion and $5.0 billion. See “Comparable Company Analysis” below.

People’s United Stock Performance

	Beginning Index Value January 18, 2008	Ending Index Value January 19, 2011
People’s United	100.0%	90.5%
SNL Thrift Index	100.0	62.4
People’s United Peer Index ¹	100.0	105.2

(1)	Publicly-traded banks and thrifts in the Mid-Atlantic and New England regions with greater than $10 billion in total assets, excluding money-center banks. See “Comparable Company Analysis” below.

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Danvers and People’s United with peer groups of financial institutions selected by Sandler O’Neill for Danvers and People’s United, respectively. For Danvers, the peer group consisted of the following:

Comparable Group
Bancorp Rhode Island, Inc.	Century Bancorp, Inc.
Berkshire Hills Bancorp, Inc.	Independent Bank Corp.
Brookline Bancorp, Inc.	United Financial Bancorp, Inc.
Camden National Corporation	Washington Trust Bancorp, Inc.

The analysis compared preliminary financial information for Danvers as of and for the three months ended December 31, 2010 with publicly available information for the Danvers peer group as of and for the three month period ended September 30, 2010. The tables below set forth the data for Danvers and the mean and median data for the Danvers peer group, with pricing data as of January 19, 2011.

Danvers Comparable Group Analysis

	Danvers[3]	Peer Group Mean	Peer Group Median
Balance Sheet and Capital Adequacy
Total Assets ($mm)	$2,851	$2,617	$2,547
Loans / Deposits	85.1%	95.2%	99.0%
Tangible Common Equity / Tangible Assets	8.97%	9.10%	7.33%
Leverage Ratio	10.51%	9.41%	8.09%
Total Risk-Based Capital Ratio	15.17%	14.30%	13.54%
Profitability ¹
Return on Average Assets	0.72%	0.83%	0.80%
Return on Average Equity	6.3%	8.3%	8.8%
Net Interest Margin	3.57%	3.41%	3.61%
Efficiency Ratio	68.8%	62.7%	65.3%
Asset Quality
Allowance for Loan Losses / Gross Loans	1.00%	1.40%	1.42%
Nonperforming Assets / Total Assets	0.52%	0.93%	0.99%
Market Valuation
Price / Book Value	125%	108%	115%
Price / Tangible Book Value	141%	138%	143%
Price / Last Twelve Months Earnings per Share	18.7x	16.3x	15.5x
Price / 2011 Est. EPS ²	17.9x	15.5x	14.1x
Market Capitalization ($mm)	$359.3	$318.3	$280.0

(1)	Profitability ratios are annualized.
(2)	Based on median analyst estimates as of January 19, 2011. There were no published 2011 earnings estimates available for Century Bancorp, Inc. or Camden National Corporation.
(3)	These numbers reflect 2010 year-end estimates provided by Danvers and may not agree with actual 2010 audited results.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for People’s United with the following group of publicly traded banks and thrifts:

Comparable Group
Astoria Financial Corporation	New York Community Bancorp, Inc.
First Niagara Financial Group, Inc.	Signature Bank
Fulton Financial Corporation	Susquehanna Bancshares, Inc.
Hudson City Bancorp, Inc.	Valley National Bancorp
M&T Bank Corporation	Webster Financial Corporation

The analysis compared financial information for People’s United as of and for the three months ended December 31, 2010 with publicly available information for the People’s United peer group as of and for the latest three month period reported, which was the three month period ended September 30, 2010 for six of the institutions and the three month period ended December 31, 2010 for four institutions. The tables below set forth the data for People’s United and the mean and median data for the People’s United peer group, with pricing data as of January 19, 2011.

People’s United Comparable Group Analysis

	People’s United	Peer Group Mean	Peer Group Median
Balance Sheet and Capital Adequacy
Total Assets ($mm)	$24,985	$28,406	$18,487
Loans / Deposits	97.7%	100.4%	103.7%
Tangible Common Equity / Tangible Assets	14.21%	7.47%	7.45%
Leverage Ratio	13.00%	8.78%	8.75%
Total Risk-Based Capital Ratio	16.40%	15.06%	14.43%
Profitability ¹
Return on Average Assets	0.39%	0.83%	0.85%
Return on Average Equity	1.6%	7.9%	7.8%
Net Interest Margin	3.69%	3.30%	3.52%
Efficiency Ratio	73.1%	51.7%	54.7%
Asset Quality
Allowance for Loan Losses / Gross Loans	0.98%	1.50%	1.34%
Nonperforming Assets / Total Assets	2.65%	1.87%	2.15%
Market Valuation
Price / Book Value	98%	131%	113%
Price / Tangible Book Value	156%	188%	168%
Price / Last Twelve Months Earnings per Share	57.5x	22.0x	20.4x
Price / 2011 Est. EPS ²	25.4x	15.9x	15.2x
Market Capitalization ($mm)	$5,176.6	$3,872.8	$2,220.5

(1)	Profitability ratios are annualized.
(2)	Based on median analyst estimates as of January 19, 2011.

Analyst Recommendations and Estimates Analysis. Sandler O’Neill reviewed publicly available I/B/E/S research analyst estimates and recommendations to outline the current analyst views for People’s United. The analysis compared published recommendations and earnings per share estimates for the fourth quarter of 2010 and the years ending December 31, 2011 and 2012. At January 19, 2011, eighteen research analysts had published recommendations for People’s United, composed of ten “Hold” recommendations and eight “Buy” recommendations. The table below sets forth the First Call median of the estimates:

Q4 2010 earnings per share	$0.10
2011 earnings per share	$0.55
2012 earnings per share	$0.70

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed selected merger transactions both in the New England region and nationwide. In the New England region, nine commercial bank and thrift acquisitions were announced between January 1, 2009 and January 19, 2011 with transaction values greater than $15 million. Nationwide, 14 commercial bank and thrift acquisitions were announced between January 1, 2008 and January 19, 2011 with transaction values between $150 million and $1.5 billion. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months earnings per share, book value, tangible book value, tangible book premium to core deposits, and premium to market value. The median multiples from these selected groups were compared to the proposed transaction ratios.

Comparable Transaction Metrics

	People’s United/ Danvers	Median New England	Median Nationwide
Price / LTM EPS	25.0x	24.6x	22.3x
Price / Book Value per Share	167%	137%	143%
Price / Tangible Book Value per Share	189%	145%	171%
Tangible Book Premium / Core Deposits [1]	13.7%	3.4%	11.0%
Market Premium (1-Month) [2]	42.3%	72.8%	24.4%

(1)	Core deposits (defined as total deposits less jumbo time deposits) of $1.76 billion.
(2)	Based upon the closing price of Danvers’ common stock on December 17, 2010 of $16.16.

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the present value per common share of Danvers assuming Danvers performed in accordance with earnings and growth projections reviewed with and confirmed by management of Danvers. The analysis also assumed that Danvers’ cash dividend remained at $0.16 annually through 2013 and that the company repurchased 800,000 shares of its common stock annually. To approximate the terminal value of Danvers common stock at December 31, 2013, Sandler O’Neill applied price to earnings multiples ranging from 12.0x to 20.0x, chosen based on a review of trading multiples of common stocks of comparable institutions using market prices as of January 19, 2011. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 14.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Danvers common stock. This range was approximately 2% below to 3% above a calculated discount rate of 11.05%, which was determined based on the following: (1) an assumed risk-free rate of 3.39% (equivalent to the 10-year U.S. Treasury note yield on January 18, 2011); (2) an equity risk premium of 6.4% (the 60-year equity risk premium as published in the 2010 Ibbotson Valuation Yearbook); (3) a size premium of 3.99% (Ibbotson size premium for companies with market capitalizations between $1 million and $432 million); and (4) an industry premium of (2.73%) (Ibbotson industry premium for savings institutions). In addition, to illustrate the impact of variations in the earnings performance of Danvers, Sandler O’Neill performed a similar analysis assuming net income ranged from 25% under management’s projections to 25% over management’s projections, using a discount rate of 11.05% for this analysis. Finally, the terminal value of Danvers common stock at December 31, 2013 was calculated by applying price to tangible book values multiples ranging from 125% to 225%, chosen based on a review of trading multiples of common stocks of comparable institutions using market prices as of January 19, 2011. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Danvers common stock of $9.31 to $17.44 when applying the price to earnings multiples to management’s projections, $7.65 to $20.52 when applying the earnings multiples to the income variation analysis, and $13.27 to $26.93 when applying the price to tangible book value multiples.

Price to Earnings per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x
9.0%	$10.63	$12.33	$14.03	$15.73	$17.44
10.0%	$10.35	$12.00	$13.66	$15.31	$16.97
11.0%	$10.08	$11.69	$13.30	$14.91	$16.52
12.0%	$9.81	$11.38	$12.95	$14.52	$16.08
13.0%	$9.56	$11.08	$12.61	$14.14	$15.66
14.0%	$9.31	$10.80	$12.29	$13.77	$15.26

With Net Income Variance:

Price to Earnings per Share Multiples

Net Income Variance	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0%)	$7.65	$8.86	$10.06	$11.27	$12.48
(20.0%)	$8.13	$9.42	$10.71	$11.99	$13.28
(15.0%)	$8.62	$9.98	$11.35	$12.72	$14.08
(10.0%)	$9.10	$10.55	$11.99	$13.44	$14.89
(5.0%)	$9.58	$11.11	$12.64	$14.16	$15.69
0%	$10.06	$11.67	$13.28	$14.89	$16.50
5.0%	$10.55	$12.23	$13.92	$15.61	$17.30
10.0%	$11.03	$12.80	$14.57	$16.33	$18.10
15.0%	$11.51	$13.36	$15.21	$17.06	$18.91
20.0%	$11.99	$13.92	$15.85	$17.78	$19.71
25.0%	$12.48	$14.49	$16.50	$18.51	$20.52

Tangible Book Value Multiples

Discount Rate	125%	150%	175%	200%	225%
9.0%	$15.16	$18.10	$21.04	$23.99	$26.93
10.0%	$14.75	$17.62	$20.48	$23.34	$26.20
11.0%	$14.36	$17.15	$19.94	$22.72	$25.51
12.0%	$13.99	$16.70	$19.41	$22.12	$24.83
13.0%	$13.62	$16.26	$18.90	$21.54	$24.18
14.0%	$13.27	$15.84	$18.41	$20.99	$23.56

Sandler O’Neill also performed an analysis that estimated the present value per common share of People’s United assuming that People’s United performed in accordance with consensus analyst earnings estimates for 2011 and 2012 and projected long term growth rates in 2013. The analysis also assumed that People’s United’s cash dividend remained at $0.62 annually through 2013. To approximate the terminal value of People’s United common stock at December 31, 2013, Sandler O’Neill applied price to earnings multiples ranging from 12.0x to 20.0x, chosen based on a review of trading multiples of common stocks of comparable institutions using market prices as of January 19, 2011. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 14.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of People’s United common stock. This range was approximately 2% below to 3% above a calculated discount rate of 10.78%, which was determined based on the following: (1) an assumed risk-free rate of 3.39% (equivalent to the 10-year U.S. Treasury note yield on January 18, 2011); (2) an equity risk premium of 6.4% (the 60-year equity risk premium as published in the 2010 Ibbotson Valuation Yearbook); (3) the one-year weekly beta of People’s United’s common stock as of January 19, 2011 of 0.834; and (4) an industry premium of 2.05% (Ibbotson industry premium for depository institutions). In addition, to illustrate the impact of variations in the earnings performance of People’s United, Sandler O’Neill performed a similar analysis assuming net income ranged from 25% under analyst estimates to 25% over analyst estimates, using a discount rate of 10.78% for this analysis. In addition, the terminal value of People’s United common stock at December 31, 2013 was calculated by applying price to tangible book values multiples ranging from 150% to 250%, chosen based on a review of trading multiples of common stocks of comparable institutions using market prices as of January 19, 2011. As illustrated in the following tables, this analysis indicated an imputed range of values per share for People’s United common stock of $7.60 to $13.27 when applying the price to earnings multiples to the analyst estimates, $6.56 to $15.44 when applying the earnings multiples to the income variation analysis, and $11.04 to $19.84 when applying tangible book value multiples.

Price to Earnings per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x
9.0%	$8.61	$9.77	$10.94	$12.10	$13.27
10.0%	$8.39	$9.53	$10.66	$11.79	$12.92
11.0%	$8.18	$9.29	$10.39	$11.49	$12.59
12.0%	$7.98	$9.05	$10.13	$11.20	$12.27
13.0%	$7.78	$8.83	$9.87	$10.92	$11.96
14.0%	$7.60	$8.61	$9.63	$10.65	$11.67

With Projected Net Income Variance:

Price to Earnings per Share Multiples

Net Income Variance	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0%)	$6.56	$7.40	$8.23	$9.06	$9.89
(20.0%)	$6.90	$7.78	$8.67	$9.56	$10.45
(15.0%)	$7.23	$8.17	$9.12	$10.06	$11.00
(10.0%)	$7.56	$8.56	$9.56	$10.56	$11.56
(5.0%)	$7.90	$8.95	$10.00	$11.06	$12.11
0%	$8.23	$9.34	$10.45	$11.56	$12.67
5.0%	$8.56	$9.73	$10.89	$12.06	$13.22
10.0%	$8.89	$10.11	$11.33	$12.55	$13.77
15.0%	$9.23	$10.50	$11.78	$13.05	$14.33
20.0%	$9.56	$10.89	$12.22	$13.55	$14.88
25.0%	$9.89	$11.28	$12.67	$14.05	$15.44

Tangible Book Value Multiples

Discount Rate	150%	175%	200%	225%	250%
9.0%	$12.55	$14.37	$16.20	$18.02	$19.84
10.0%	$12.22	$14.00	$15.77	$17.55	$19.32
11.0%	$11.91	$13.64	$15.37	$17.09	$18.82
12.0%	$11.61	$13.29	$14.97	$16.65	$18.33
13.0%	$11.32	$12.96	$14.59	$16.23	$17.87
14.0%	$11.04	$12.63	$14.23	$15.82	$17.41

In connection with its analyses, Sandler O’Neill considered and discussed with the Danvers board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on June 30, 2011; (2) 55% of the outstanding shares of Danvers common stock are converted into People’s United common stock at the exchange ratio of 1.624 and 45% of the outstanding shares of Danvers common stock are converted into cash at $23.00 per share; (3) all outstanding Danvers options are surrendered for a cash payment in an amount equal to the spread value between the exercise price of the option and the $23.00 per share cash consideration; (4) the pre-tax opportunity cost of the cash portion of the consideration was 2.00%; (5) after-tax transaction costs and expenses would total approximately $44 million; (6) People’s United would be able to achieve cost savings of approximately 38% of Danvers’ non-interest expense base; and (7) various purchase accounting adjustments, including a credit mark-to-market value adjustment on Danvers’ loan portfolio of approximately 1.5% of Danvers gross loan portfolio. Based upon these assumptions, Sandler O’Neill’s analysis indicated that the merger would be approximately 11% accretive to People’s United’s 2012 estimated earnings per share, the first full year following completion of the transaction, and approximately 4.6% dilutive to People’s United’s tangible book value per share upon the closing of the transaction. The analysis also indicated that People’s United’s tangible common equity to tangible assets ratio at closing would be in excess of 12%.

From the perspective of a Danvers stockholder that receives People’s United common stock in the merger, the analysis indicated that the merger would be accretive to such stockholder’s earnings per share (excluding transaction expenses in 2011), dividends per share and tangible book value per share in 2011 and 2012.

In connection with this analyses, Sandler O’Neill considered and discussed with the Danvers board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Danvers has agreed to pay Sandler O’Neill a fee of $300,000 for rendering its opinion, no portion of which is contingent upon completion of the merger. Danvers has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has, in the past, provided certain investment banking services to Danvers and has received compensation for such services, most recently in connection with Danvers’ conversion from mutual holding company to stock holding company in January 2008. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Danvers and People’s United and their affiliates. Sandler O’Neill may also actively trade the debt or equity securities of Danvers and/or People’s United or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Nonpublic Financial Projections Provided to the Danvers’ Financial Advisor. Danvers does not, as a matter of course, publicly disclose forecasts or internal projections as to their future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, Sandler O’Neill used internal financial projections for Danvers as provided by and/or reviewed with senior management of Danvers for the purpose of preparing its financial analyses used in rendering its fairness opinion, as described in this proxy statement/prospectus under the heading “—Opinion of Sandler O’Neill + Partners, L.P., Financial Advisor to Danvers” beginning on page 41. A summary of these projections is included in this proxy statement/prospectus solely because such projections were made available to Sandler O’Neill as described in the preceding sentence.

At the time the financial projections were prepared, the projections represented the best estimates and judgments of Danvers’ management and, to the best of management’s knowledge and belief, the future financial performance of Danvers. While the financial projections set forth below were prepared in good faith, no assurance can be given regarding future events. The financial projections are subjective in many respects and are thus susceptible to interpretation and periodic revision based on actual experience and recent developments. Accordingly, the financial projections set forth below cannot be considered a reliable predictor of future operating results. The financial projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or published guidelines of the SEC regarding forward-looking statements. Although presented with numeric specificity, the financial projections reflect numerous estimates and assumptions that may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of Danvers. In light of the foregoing, as well as the uncertainties inherent in any financial projections, Danvers stockholders are cautioned not to unduly rely on these financial projections as a predictor of future operating results or otherwise.

The financial projections of Danvers included in this proxy statement/prospectus were prepared by, and were the responsibility of, Danvers’ management. Neither Danvers’ independent registered public accounting firm nor any other independent accounting firm examined, compiled or performed any procedures with respect to these financial projections and, accordingly, no opinion or any other form of assurance on such information or its achievability is expressed with respect to such financial projections.

The estimates and assumptions underlying the financial projections set forth below involve judgments at the time the projections were prepared with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions. In any event, these estimates and assumptions may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of Danvers. In addition, these financial projections represent Danvers’ evaluation at the time the projections were prepared of its future financial performance on a stand-alone basis, and without reference to the proposed merger or transaction-related costs or benefits. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not differ materially from those presented in the financial projections. The inclusion of these financial projections should not be interpreted as an indication that Danvers considers this information a reliable prediction of future results, or that the projections would be the same if prepared as of the date of this document, and this information should not be unduly relied on for that purpose.

THE FINANCIAL PROJECTIONS SET FORTH BELOW ARE CONSIDERED “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (SEE “INFORMATION REGARDING FORWARD-LOOKING STATEMENTS” ON PAGE 27, “RISK FACTORS” ON PAGE 22 AND OTHER RISK FACTORS AS DISCLOSED IN DANVERS’ FILINGS WITH THE SEC WHICH ARE INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS). ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS WILL PROVE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY DIFFERENT THAN THOSE CONTAINED IN THE PROJECTIONS. EXCEPT TO THE EXTENT REQUIRED UNDER THE FEDERAL SECURITIES LAWS, DANVERS DOES NOT INTEND TO DISCLOSE PUBLICLY ANY UPDATE OR OTHER REVISION TO THESE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS OR CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

	Preliminary 12/31/10	12/31/10 Core Earnings[1]	Projected Periods Ending
			12/31/11	12/31/12	12/31/13
Balance Sheet Highlights ($M)
Total Assets	$2,851.0		$2,973.9	$3,113.1	$3,243.2
Gross Loans	$1,785.6		$1,918.1	$2,056.6	$2,205.1
Total Deposits	$2,099.0		$2,291.2	$2,410.6	$2,521.7
Total Shareholders’ Equity	$285.7		$286.4	$288.8	$291.7
Book Value Per Share	$13.79		$14.37	$15.10	$15.92
Tangible Book Value Per Share	$12.20		$12.82	$13.58	$14.41
Capital Ratios (%)
Tangible Common Equity / Tangible Assets	8.97%		8.68%	8.42%	8.21%
Tier I Leverage Ratio [2]	10.51%		9.82%	9.67%	9.39%
Tier I Risk Based Capital [2]	14.28%		13.56%	12.96%	12.39%
Total Risk Based Capital [2]	15.17%		14.49%	13.92%	13.37%
Income Statement Highlights ($000)
Net Interest Income	$85,330		$90,810	$99,891	$104,424
Provision for Loan Losses	$5,150		$4,800	$4,800	$4,800
Net Income Available to Shareholders	$18,438	$16,778	$16,652	$19,008	$20,051
Earnings Per Share	$0.92	$0.84	$0.85	$1.01	$1.10
Cash Dividends Paid per Share	$0.10		$0.16	$0.16	$0.16

	Preliminary 12/31/10	12/31/10 Core Earnings[1]	Projected Periods Ending
			12/31/11	12/31/12	12/31/13
Ratio Analysis
Net Interest Margin	3.57%		3.50%	3.49%	3.50%
Noninterest Income / Avg Assets	0.52%		0.40%	0.41%	0.41%
Noninterest Expense / Avg Assets	2.73%		2.59%	2.71%	2.72%
Return on Average Assets	0.72%	0.65%	0.57%	0.62%	0.63%
Return on Average Equity	6.34%	5.77%	5.82%	6.61%	6.91%
Efficiency Ratio	68.8%		71.7%	72.0%	72.3%
Common Shares Outstanding	20,723,743		19,923,743	19,123,743	18,323,743
Diluted Shares Outstanding	20,067,767		19,588,262	18,878,522	18,213,242

(1)	Core EPS excludes $2.1 million of net gain on sale of securities during 2010; tax effected at 21.3% (effective tax rate for 2010)
(2)	Estimated based on percentage of risk weighted assets to total assets reported as of September 30, 2010

Endicott’s Relationship

Endicott has acted as financial advisor to the board of directors of Danvers in connection with the merger and will receive a fee equal to 1% of the aggregate value of the merger consideration minus the $300,000 payable by Danvers to Sandler O’Neill in connection with the fairness opinion. For purposes of determining the amount of the fee, the value of the stock component of the merger consideration is calculated based on the average closing price of People’s United’s common stock for the five trading days ending five days prior to the completion of the merger. Of this fee, one-quarter became payable upon the execution of the merger agreement and three-quarters is contingent upon the completion of the merger. If the merger had been completed on March 30, 2011, Endicott would have been entitled to fees of approximately $4.3 million, of which approximately $3.1 million would be contingent upon completion of the merger. Danvers has also agreed to reimburse Endicott for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Endicott and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws. Endicott has, in the past, provided certain financial advisory services to Danvers and has received compensation for such services.

Interests of Danvers’ Directors and Executive Officers in the Merger

In considering the Danvers’ board of directors’ recommendation to vote in favor of the adoption of the merger agreement, you should be aware that Danvers’ executive officers and directors might have interests in the merger that may be different from, or in addition to, the interests of Danvers’ stockholders generally. The Danvers’ board was aware of these interests and considered them, among other matters, when it approved the merger agreement.

Share Ownership

As of March 31, 2011, the record date for the special meeting of Danvers’ stockholders, the directors and executive officers of Danvers may be deemed to be the beneficial owners of 1,401,241 shares, representing 6.62% of the outstanding shares of Danvers common stock.

Board Positions and Compensation

Upon completion of the merger, People’s United will cause Kevin T. Bottomley, the current President and Chief Executive Officer of Danvers, to be appointed to the board of directors of People’s United to the class of directors with a term expiring in 2013. This appointment will be effective as of the effective time of the merger.

Mr. Bottomley will be compensated for his service on the board of directors of People’s United in accordance with the policies of People’s United.

Future Services to People’s United and People’s United Bank

Mr. Bottomley, Mr. O’Neil and Mr. McCurdy have each entered into a consulting agreement with People’s United and People’s United Bank that will become effective at the time of completion of the merger. Mr. Bottomley’s consulting agreement was entered into at the time of the signing of the merger agreement and Mr. O’Neil’s and Mr. McCurdy’s consulting agreements were entered into on February 28, 2011 and March 31, 2011, respectively. If the merger is not completed, the consulting agreements will be null and void ab initio and of no force and effect. All three consulting agreements are in substantially the same form.

Mr. Bottomley’s consulting agreement has a two-year term and Mr. O’Neil’s and Mr. McCurdy’s consulting agreements each have a six month term, in each case commencing on the closing date of the merger. During the consulting period, Mr. Bottomley, Mr. O’Neil and Mr. McCurdy will provide consulting and advisory services to People’s United and its affiliates. Mr. Bottomley will receive consulting fees for these services at a rate of $200,000 per year and Mr. O’Neil and Mr. McCurdy will receive total consulting fees of $50,000 and $75,000, respectively, in each case paid in monthly installments. In addition, as of the closing date of the merger, Mr. Bottomley will receive ownership and title of the automobile to which he has been granted exclusive access prior to the effective time of the merger.

If, during the applicable term of the consulting agreements, the consulting arrangement is terminated by People’s United without cause (as defined in the consulting agreements) or due to the death of the applicable executive, Mr. Bottomley or his estate, Mr. O’Neil or his estate, or Mr. McCurdy or his estate, as applicable, will be entitled to receive the balance of his consulting fees for the remainder of the term of the agreement. If, during the respective terms of the consulting agreements, Mr. Bottomley’s, Mr. O’Neil’s or Mr. McCurdy’s consulting agreement is terminated for cause, People’s United’s obligations to pay any remaining consulting fees pursuant to the terminated agreement will cease immediately.

As a condition to receiving the benefits described above, Mr. Bottomley, Mr. O’Neil and Mr. McCurdy have agreed not to disclose any confidential information related to People’s United, People’s United Bank or their affiliates that is not generally known to the public, unless required to do so pursuant to applicable law or a subpoena or court order.

Settlement of Equity Based Awards in the Merger

Stock Options. At the time Danvers entered into the merger agreement, its directors and certain of its officers held options to purchase shares of Danvers common stock granted pursuant to the Danvers Bancorp, Inc. 2008 Stock Option and Incentive Plan, which we refer to as the Danvers 2008 Incentive Plan. Under the terms of the merger agreement, all such options that are outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested and exercisable, will become fully vested and exercisable immediately prior to such time. At the effective time of the merger, all outstanding stock options will be cancelled and holders will be entitled to receive from People’s United a cash payment, less any required withholdings, equal to the number of shares of Danvers common stock subject to such stock options, multiplied by the amount, if any, by which the per share amount of $23.00 exceeds the exercise price of the stock options.

The following table sets forth the value that the executive officers and directors of Danvers will receive in connection with the merger as a result of the accelerated vesting and cancellation of the stock options as described above.

Name	Outstanding Option Shares	Estimated Cash Value ($)(1)
Kevin T. Bottomley	213,600	2,136,000
James J. McCarthy	80,100	801,000
John J. O’Neil	80,100	801,000
David A. Lahive	16,020	160,200
Michael W. McCurdy	15,480	153,936
Mary C. McGovern	14,680	146,080
Jack M. Murray, Jr.	10,680	106,800
L. Mark Panella	42,720	427,200
Peter Z. Shabowich	10,680	106,800
Non-employee directors as a group (16 persons)	285,300	2,848,680
All other executive officers (23 persons)	234,860	2,335,512

Total		10,023,208

(1)	Before any required tax withholdings.

Restricted Stock. At the time Danvers entered into the merger agreement, its directors and certain of its officers held shares of restricted stock granted under the Danvers 2008 Incentive Plan. Under the terms of the merger agreement, all unvested shares of restricted stock that are outstanding immediately prior to the effective time of the merger will vest at the effective time, with the result that such shares of restricted stock will become vested rights to receive the merger consideration on the same terms as all other outstanding shares of Danvers common stock.

The following table sets forth the value that the executive officers and directors of Danvers will receive in connection with the merger as a result of the accelerated vesting of the restricted stock as described above. The estimated cash values below assume all shares are exchanged for a cash payment of $23.00 per share. The actual value of the merger consideration will depend on the price of People’s United common stock on the closing date and the form of consideration received by the grantees in exchange for their shares of restricted stock.

Name	Outstanding Shares of Restricted Stock	Estimated Cash Value ($)(1)
Kevin T. Bottomley	107,140	2,464,220
James J. McCarthy	48,030	1,104,681
John J. O’Neil	48,004	1,104,092
David A. Lahive	8,544	196,512
Michael W. McCurdy	8,544	196,512
Mary C. McGovern	—	—
Jack M. Murray, Jr.	—	—
L. Mark Panella	21,360	491,280
Peter Z. Shabowich	—	—
Non-employee directors as a group (16 persons)	131,603	3,026,859
All other executive officers (23 persons)	25,632	589,536

Total		9,173,692

(1)	Before any required tax withholdings.

Settlement Agreements

In connection with the merger, People’s United, People’s United Bank, Danvers and Danversbank entered into settlement agreements with each of Kevin T. Bottomley, James J. McCarthy, John J. O’Neil and L. Mark Panella pursuant to which each executive will receive the payments and benefits provided under his settlement agreement in satisfaction of all rights to payments and benefits under the executive’s individual employment agreement and the Danversbank Supplemental Executive Retirement Plan (the “SERP”), as applicable. In connection with the merger, rights to most of these payments and benefits would have otherwise been triggered absent the settlement agreement. Upon the closing of the merger, each settlement agreement specifies that the executive will execute a release of claims against People’s United, People’s United Bank, Danvers and Danversbank.

The terms of each settlement agreement are substantially similar, except as noted below. Under the settlement agreements Messrs. Bottomley, McCarthy, O’Neil and Panella will receive, as severance, lump sum payments equal to (i) $2,538,777, $1,325,250, $1,281,303 and $965,328, respectively, (ii) an amount equal to a pro rata portion of the executive’s target cash annual bonus for calendar year 2011 and (iii) a gross-up for any excise taxes imposed on the executive under Section 4999 of the Code as a result of the merger. The amount of the gross-up for any excise taxes imposed on the executive under Section 4999 of the Code is subject to adjustment pursuant to the terms of each executive’s employment agreement, but is expected to be approximately $4,030,620, $1,740,337, $1,769,714 and $1,283,447, respectively, assuming a merger closing on June 30, 2011.

Each of Messrs. Bottomley, McCarthy, O’Neil and Panella will also receive a lump sum payment in satisfaction of all rights to payments and benefits under the SERP, as described below, equal to $5,489,034, $2,151,910, $2,267,753 and $1,508,890 respectively.

In addition, in satisfaction of the obligations contained in each executive’s employment agreement, the executives and their dependents will receive continued group health, dental and vision insurance coverage for thirty-six months, with the executive paying the same share of any premiums the executive was paying as an employee of Danvers.

In order for each executive to pay the remaining premiums due on the long-term care insurance policies maintained for the benefit of the executive and the executive’s spouse, Messrs. Bottomley, McCarthy, O’Neil and Panella will also receive lump sum payments on the closing date equal to $103,512, $110,447, $99,257 and $103,507, respectively. The settlement agreements for Messrs. McCarthy, O’Neil and Panella also provide that these executives will receive ownership and title of the company-provided automobile utilized by the executive immediately prior to the effective time of the merger.

Supplemental Executive Retirement Plan

Danvers has provided supplemental executive retirement benefits for Messrs. Bottomley, McCarthy, O’Neil and Panella through the SERP. Under the SERP, Danvers provides Messrs. Bottomley, McCarthy, O’Neil and Panella with an annual benefit payable for 15 years upon retirement and after attaining age 65 equal to a fixed percentage of the average compensation of their highest three calendar years within the final five calendar years of their employment, reduced by the sum of the benefits payable under Danvers’ pension plan, the bank-funded benefits under Danvers’ 401(k) plan and 50 percent of Social Security benefits. The fixed percentage is 75 percent in the case of Mr. Bottomley, 65 percent for Messrs. McCarthy and O’Neil and 60 percent for Mr. Panella. In lieu of payments over 15 years, all participants have previously elected to receive their benefit in a lump sum payment.

In connection with the merger, Messrs. Bottomley, McCarthy, O’Neil and Panella would have been entitled to receive lump sum payments under the SERP equal to approximately $5,489,040, $2,151,910, $2,267,753 and $1,508,890, respectively. Under the settlement agreements described above, Messrs. Bottomley, McCarthy,

O’Neil and Panella have agreed to accept the lump sum distributions specified in their respective settlement agreements in full satisfaction of all rights to payments or benefits under the SERP.

Change in Control Agreements

Danvers has entered into a change in control agreement with Michael W. McCurdy. Under the agreement, in the event that within 12 months after a change in control, the definition of which includes the completion of the merger, Danversbank, Danvers or their successors terminates Mr. McCurdy’s employment without “cause” (as defined in the change in control agreement) or if Mr. McCurdy voluntarily resigns with “good reason” (as defined in the agreement), Mr. McCurdy will receive a lump sum payment in the amount equal to three times the sum of (a) his annual base salary and (b) the greater of his target cash bonus for the year of termination or his highest cash bonus earned in the preceding three years, subject to the limitations imposed by Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”). The agreement also provides for continued health, dental and vision insurance coverage for 36 months following Mr. McCurdy’s termination of employment. Mr. McCurdy could receive aggregate compensation and benefits equal to approximately $989,436 under his change in control agreement, subject to the limitations imposed by Section 280G of the Code.

In addition, Danvers has entered into change in control agreements with nine other executives. These agreements provide that in the event that within 12 months after a change in control, the definition of which includes the completion of the merger, Danversbank, Danvers or their successors terminates the executive’s employment without “cause” (as defined in the agreements) or if the executive voluntarily resigns with “good reason” (as defined in the agreements), the executive will receive a lump sum payment in an amount equal to between one and three times the sum of (a) the executive’s annual base salary and (b) the greater of the executive’s target cash bonus for the year of termination or his highest cash bonus earned in the preceding three years, subject to the limitations imposed by Section 280G of the Code. The agreements also provide for continued health, dental and vision insurance coverage for between twelve and thirty-six months following termination of employment. If triggered, these agreements could provide up to $3,023,728 in aggregate compensation and benefits to these nine individuals, subject to the limitations imposed by Section 280G of the Code.

Severance Pay Plan

Danvers maintains the Danvers Bancorp, Inc. Change in Control Severance Pay Plan (the “Severance Pay Plan”), which provides severance benefits to employees and officers of Danvers and/or Danversbank who are not covered by a separate employment or letter agreement that otherwise provides for severance. If an employee or officer covered under the Severance Pay Plan is terminated other than for “cause” (as defined in the Severance Pay Plan), due to death or by the employee or officer with “good reason” (as defined in the Severance Pay Plan) during the one year period following a change in control, the definition of which includes the completion of the merger, such employee or officer is entitled to a lump sum payment equal to two to four weeks’ salary (based on the employee’s or officer’s position/title) multiplied by the employee’s or officer’s whole years of service; provided, that in no event will the severance payment be equal to less than four weeks salary or more than fifty-two weeks salary. All payments under the Severance Pay Plan are subject to reduction to the extent they would exceed the amount that may be deducted by Danvers or its affiliates pursuant to section 280G of the Code.

Long-Term Care Insurance

In connection with the merger, People’s United has agreed and committed to payment of the following amounts in total fulfillment of all premiums with respect to long-term care insurance for the applicable directors and their spouses:

Total Amount ($)
Diane C. Brinkley	66,165
Robert Broudo	106,433
Craig S. Cerretani	101,761
Brian C. Cranney	108,089
John P. Drislane	115,924
John R. Ferris	105,030
Thomas Ford	102,549
Mark Glovsky	117,127
Neal Goldman	104,381
Mary C. Moran	76,524
J. Michael O’Brien	101,761
John M. Pereira	105,045
Pamela C. Scott	91,304
Diane T. Stringer	100,810
Michael F. Tripoli	115,572

Total	1,518,475

For Messrs. Bottomley, McCarthy, O’Neil and Panella and their spouses, the payment of remaining annual premiums for their long-term care insurance is addressed in their respective settlement agreements, described above.

Employee Stock Ownership Plan

Danversbank sponsors the ESOP, in which executives are eligible to participate. In connection with the formation of the ESOP, Danvers made a loan to the ESOP, the proceeds of which were used to purchase shares of Danvers common stock. Shares owned by the ESOP that have not been allocated to the accounts of ESOP participants are pledged as collateral for the ESOP loan. Pursuant to the terms of the merger agreement, Danvers will terminate the ESOP and file with the Internal Revenue Service an application for a determination letter on the ESOP upon the consummation of the merger. Upon the termination of the ESOP, any unvested benefits thereunder shall immediately vest. Upon the receipt of a favorable determination letter for termination of the ESOP from the Internal Revenue Service, the account balances in the ESOP will be distributed to participants and beneficiaries in accordance with applicable law and the ESOP. In connection with the termination of the ESOP, and prior to any final distribution to participants, the trustee of the ESOP will utilize funds in the ESOP suspense account resulting from the exchange of unallocated shares for the merger consideration to repay the outstanding loan to the ESOP, and any remaining amounts in the ESOP suspense account will be allocated to the accounts of ESOP participants and beneficiaries in accordance with applicable law and the ESOP. As of December 31, 2010, the ESOP held approximately 1,213,290 unallocated shares of Danvers common stock in the suspense account as collateral for the ESOP loan and the outstanding principal balance of the loan to the ESOP was approximately $12,815,058. Assuming an ESOP termination in 2011 and a $23 per share value, it is anticipated that approximately $15,090,612 will be allocated to the accounts of ESOP participants and beneficiaries in connection with the termination of the ESOP.

ESOP Restoration Plan

Danversbank has also established the Danversbank ESOP Restoration Plan to provide benefits to selected officers whose benefits under the ESOP are limited by applicable tax limits. The amount of benefits is limited to the amount that would have been provided under the ESOP but for the application of the tax limits. Benefits are payable in cash to participants upon their termination of employment. It is anticipated that the amounts to be paid under this plan will total approximately $315,636, $16,212 and $6,679 for Messrs. Bottomley, McCarthy and O’Neil respectively. As a result of the early payment due to the merger, Messrs. Bottomley, McCarthy and O’Neil will receive approximately $238,291, $12,239 and $5,042 in excess of the amounts that were already accrued.

Directors’ Deferred Compensation Plan

Danvers maintains the Directors’ Deferred Compensation Plan of Danvers Bancorp, Inc., which allows directors to defer either a percentage or a specified amount of their cash or equity compensation. Deferred amounts are generally paid on a date specified by the participant at the time of deferral. Upon the occurrence of a change in control event, the definition of which includes the completion of the merger, each participant will receive a lump sum distribution equal to the balance in his or her account.

Indemnification and Insurance

Under the terms of the merger agreement, People’s United has agreed that it will, from and after the closing of the merger, indemnify and hold harmless all directors and officers of Danvers and its subsidiaries in their capacities as such, against all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement to the fullest extent such persons would be entitled to such indemnification under applicable law and the certificate of incorporation and bylaws of Danvers as in effect on the date of the merger agreement.

People’s United has also agreed that for six years after the merger’s effective date, People’s United will use its reasonable best efforts to cause the persons serving as officers and directors of Danvers to be covered with respect to claims arising from facts or events that existed or occurred at or prior to the effective time of the merger by directors’ and officers’ liability insurance policies. The insurance policies are to provide at least the same coverage and amounts and contain terms and conditions that are not in the aggregate less advantageous to the beneficiaries than Danvers’ current policy, subject to specified cost limitations. The obligations of People’s United may also be satisfied by prepaid insurance policies under certain circumstances.

People’s United’s Reasons for the Merger

People’s United’s reasons for entering into the merger agreement include:

•	the opportunity to further extend People’s United’s footprint in the Massachusetts geographic market;

•	the opportunity to use Danvers’ branch network as a platform for further growth in People’s United’s retail and commercial lines of business; and

•	the opportunity to invest a portion of People’s United’s excess capital in a transaction expected to be immediately accretive to operating earnings.

The board of directors of People’s United approved the merger agreement after People’s United senior management discussed with the board of directors a number of factors, including those described above and the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of Danvers. The People’s United board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The People’s United board of directors viewed its position as being based on all the information and the factors presented to and considered by it. In addition, individual directors may have given different weights to different information and factors.

People’s United’s Board of Directors after the Merger

Upon completion of the merger, it is expected that the People’s United board of directors will be composed of 12 members. In addition to the individuals serving on the People’s United board of directors immediately before the effective time of the merger, People’s United has agreed that it will cause Kevin T. Bottomley, the current President and Chief Executive Officer of Danvers, to be appointed to the People’s United board of directors to the class of directors with a term expiring in 2013 at the effective time of the merger. If Mr. Bottomley is not serving as Chief Executive Officer of Danvers at the effective time of the merger, People’s United will instead cause such other director of Danvers designated by Danvers and reasonably acceptable to People’s United to be appointed to the People’s United board of directors.

Material U.S. Federal Income Tax Consequences of the Merger

The following summary describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Danvers common stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this proxy statement/prospectus.

For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner which is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of Danvers common stock that hold their Danvers common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Danvers common stock in light of their individual circumstances or to holders of Danvers common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Danvers common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of Danvers common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds Danvers common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the material U.S. federal income tax consequences will be as follows:

•	no gain or loss will be recognized by People’s United or Danvers as a result of the merger;

•

except as discussed below with respect to cash received instead of a fractional share of People’s United common stock, under “—Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of People’s United Common Stock,” no gain or loss will be recognized by U.S. holders who exchange all of their Danvers common stock solely for People’s United common stock pursuant to the merger;

•

gain (but not loss) will be recognized by U.S. holders of Danvers common stock who receive shares of People’s United common stock and cash in exchange for shares of Danvers common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the People’s United common stock and cash received by a U.S. holder of Danvers common stock exceeds such U.S. holder’s basis in its Danvers common stock and (2) the amount of cash received by such U.S. holder of Danvers common stock (except with respect to U.S. holders who receive the entirety of their consideration in cash, which is discussed below under “—Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of People’s United Common Stock”);

•

the aggregate basis of the People’s United common stock received by a U.S. holder of Danvers common stock in the merger (including fractional shares of People’s United common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Danvers common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received instead of fractional share interests in People’s United common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received instead of fractional share interests in People’s United common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “—Additional Considerations—Recharacterization of Gain as a Dividend”); and

•

the holding period of People’s United common stock received in exchange for shares of Danvers common stock (including fractional shares of People’s United common stock deemed received and redeemed as described below) will include the holding period of the Danvers common stock for which it is exchanged.

If a U.S. holder of Danvers common stock acquired different blocks of Danvers common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Danvers common stock, and the cash and shares of People’s United common stock received will be allocated pro rata to each such block of stock. U.S. holders should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of People’s United common stock received in the merger.

At the time a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, such U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement might alter the mix of consideration such U.S. holder will receive. As a result, the U.S. federal income tax consequences to such U.S. holder will not be ascertainable with certainty until such U.S. holder knows the precise amount of cash and People’s United common shares that such U.S. holder will receive in the merger.

Completion of the merger is conditioned on, among other things, the receipt by Danvers and People’s United of legal opinions from Hogan Lovells US LLP and Simpson Thacher & Bartlett LLP, respectively, each dated as of the closing date of the merger, that for U.S. federal income tax purposes the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on certain assumptions and on representation letters provided by Danvers and People’s United to be delivered at the time of closing. Although the merger agreement allows each of People’s United and Danvers to waive this condition to closing, neither People’s United nor Danvers currently anticipates doing so. Neither of the tax opinions will be binding on the Internal Revenue Service. Neither People’s United nor Danvers intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger and there is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Taxation of Capital Gain

Except as described under “—Additional Considerations—Recharacterization of Gain as a Dividend” below, gain that U.S. holders of Danvers common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their Danvers common stock for more than one year as of the date of the merger. For U.S. holders of Danvers common stock that are non-corporate holders, long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%.

Additional Considerations—Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of Danvers common stock recognizes could be treated as dividend income rather than capital gain if (1) such U.S. holder is a significant stockholder of People’s United or (2) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in People’s United after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of People’s United common stock rather than a combination of cash and shares of People’s United common stock in the merger. This could happen, for example, because of ownership of additional shares of People’s United common stock by such holder, ownership of shares of People’s United common stock by a person related to such holder or a share repurchase by People’s United from other holders of People’s United common stock. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Danvers common stock, including the application of certain constructive ownership rules, holders of Danvers common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of People’s United Common Stock

A U.S. holder of Danvers common stock who receives the entirety of his or her consideration in the form of cash will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her Danvers common stock. In addition, a U.S. holder of Danvers common stock who receives cash instead of a fractional share of People’s United common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by People’s United. As a result, such U.S. holder of Danvers common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign and other tax laws.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Danvers common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

A U.S. holder of Danvers common stock who receives People’s United common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Danvers common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives People’s United common stock in the merger will be required to file a statement with such U.S. federal income tax return setting forth such holder’s basis in the Danvers common stock surrendered and the fair market value of the People’s United common stock and cash received in the merger. A “significant holder” is a holder of Danvers common stock, who, immediately before the merger, owned at least 5% of the outstanding stock of Danvers.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment of the Merger

The merger will be accounted for using the purchase method of accounting with People’s United treated as the acquiror. Under this method of accounting, Danvers’ assets and liabilities will be recorded by People’s United at their respective fair values as of the closing date of the merger and added to those of People’s United. Any excess of purchase price over the net fair values of Danvers’ assets and liabilities will be recorded as goodwill. Any excess of the fair value of Danvers’ net assets over the purchase price will be recognized in earnings by People’s United on the closing date of the merger. Financial statements of People’s United issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Danvers prior to the merger. The results of operations of Danvers will be included in the results of operations of People’s United beginning on the effective date of the merger.

Regulatory Approvals Required for the Merger

People’s United and Danvers have agreed to use reasonable best efforts to obtain the regulatory approvals necessary or advisable to complete the merger.

Office of Thrift Supervision. In order to consummate the merger of Danversbank with and into People’s United Bank, People’s United Bank must receive the approval of the OTS under the Bank Merger Act. In making its determination, the OTS must consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, and the convenience and needs of the communities to be served. The OTS must also consider the records of Danversbank and People’s United Bank in meeting the needs of the community under the Community Reinvestment Act of 1997, as amended, and it must take into consideration the conformity of the proposed transaction to applicable law, regulation and supervision policies. In addition, the OTS cannot approve a transaction if it will result in a monopoly or otherwise substantially lessen competition in a manner inconsistent with applicable law.

Danversbank and People’s United Bank may not complete the transaction before 30 calendar days following the OTS’s approval of the transaction or, if the OTS has not received any adverse comments from the Attorney General of the United States concerning the competitive effect of the transaction, such shorter period of time as the OTS may permit, with the concurrence of the Attorney General, that does not end sooner than 15 calendar days following the OTS’s approval.

Board of Governors of the Federal Reserve System. People’s United and People’s United Bank must obtain from the Board of Governors of the Federal Reserve System, or the Federal Reserve Bank of New York acting on delegated authority, a waiver from the application requirements of Section 3 of the Bank Holding Company Act of 1956, as amended, prior to consummating the merger and the bank merger.

State Regulatory Filings. Before the completion of the merger, the Massachusetts Board of Bank Incorporation must approve the petition for People’s United to acquire Danvers for purposes of Massachusetts law. Additionally, People’s United Bank must receive the approval of its application to the Massachusetts Division of Banks for the merger of Danversbank with and into People’s United Bank. Under Massachusetts law, the Massachusetts Commissioner of Banks may authorize an acquisition of a state bank by an out-of-state acquirer, provided that (1) the laws of the jurisdiction in which the acquirer has its principal place of business expressly authorize, under conditions no more restrictive than those imposed by Massachusetts law, a Massachusetts bank to exercise like authority; (2) the target Massachusetts bank has been in existence for a period of three years or more; and (3) the acquirer will not control more than thirty percent of the total insured deposits in Massachusetts following the acquisition. The Commissioner has authority to waive certain statutory requirements if he determines that economic conditions warrant granting such waiver.

Similarly, the Massachusetts Board of Bank Incorporation must approve a company’s petition to become a bank holding company, as defined under Massachusetts law, and to acquire another financial institution. The Board’s decision is based on a finding of whether competition among banking institutions will be unreasonably affected and whether public convenience and advantage will be promoted by the acquisition. In making such determination, the Board considers a showing of net new benefits, such as initial capital investments, job creation plans, consumer and business services, and commitments to maintain and open branch offices within the Massachusetts bank’s delineated local community. The Board must also receive (1) notice from the Massachusetts Housing Partnership Fund that arrangements have been made satisfactory to the fund for the acquirer to make 0.90 percent of its assets located in Massachusetts available for call by the fund for a period of ten years for the purpose of providing loans to the fund for financing qualified low- and moderate-income housing acquisition or ownership programs; and (2) written assurances from the acquirer that a resident of Massachusetts will occupy a position of an executive officer in the acquired Massachusetts bank or any successor institution for so long as such acquirer controls the institution. Finally, the acquirer must maintain, for a period of two years, an asset base in the acquired institution equal to or greater than the total assets of such institution on the date of acquisition, unless such requirement is waived by the Commissioner if, in his judgment, economic conditions warrant a waiver.

Conversion of Shares; Exchange of Certificates; Dividends; Withholding; Form of Election

Conversion and Exchange of Shares. The conversion of shares of Danvers common stock (other than excluded shares) into the right to receive the merger consideration will occur automatically at the effective time of the merger. As promptly as reasonably practicable after completion of the merger, the exchange agent will exchange certificates and book-entry shares representing shares of Danvers common stock for the merger consideration, without interest, to be received in the merger pursuant to the terms of the merger agreement. Mellon Investor Services LLC will be the exchange agent in the merger and will receive your form of election, exchange certificates and book-entry shares for the merger consideration and perform other duties as explained in the merger agreement.

If any People’s United shares are to be issued, or cash payment made, in a name other than that in which the Danvers stock certificates or book-entry shares surrendered in exchange for the merger consideration are registered, the person requesting the exchange must pay any transfer or other taxes required by reason of the issuance of the new People’s United shares or the payment of the cash consideration in a name other than that of the registered holder of the Danvers stock certificate or book-entry shares surrendered, or must establish to the satisfaction of People’s United or the exchange agent that any such taxes have been paid or are not applicable.

Form of Election. The form of election and related transmittal materials are being mailed to Danvers stockholders separately following the mailing of this document. The form of election and related documents will allow you to make cash or stock elections or a combination of both. You will also be able to make a “no preference” election. This will have no effect on the type of merger consideration you receive. However, if you deliver certificates representing your Danvers shares in connection with making this election, the exchange agent will be able to process your exchange when the merger is complete without having to send you a second transmittal letter and wait for you to deliver your Danvers shares following completion of the merger.

Unless otherwise agreed to in advance by People’s United and Danvers, the election deadline will be 5:00 p.m., New York City time, on the later of (1) the date of the special meeting of Danvers stockholders and (2) the date that People’s United and Danvers agree is as near as practicable to five business days prior to the expected closing date. People’s United will issue a press release announcing the date of the election deadline as promptly as practicable after the election deadline is determined.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the form of election. Stockholders who hold their shares of Danvers common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of Danvers common stock. Shares of Danvers common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though the holder had not made an election.

To make a valid election, you must submit a properly completed form of election, together with stock certificates (if applicable) or a properly completed notice of guaranteed delivery, so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. Neither People’s United nor the exchange agent is under any obligation to notify you of any defect in a form of election.

A form of election will be properly completed only if accompanied by certificates (or a properly completed notice of guaranteed delivery) representing all shares of Danvers common stock covered by the form of election and which are represented by certificates (or an affidavit as to the loss, theft or destruction and appropriate and customary indemnification, as will be described in the form of election). If you cannot deliver your stock certificates to the exchange agent by the election deadline, you may deliver a notice of guaranteed delivery promising to deliver your stock certificates, as will be described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of any registered national securities exchange or a commercial bank or trust company in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election. If an election is revoked, or the merger agreement is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the stockholder who submitted those certificates. Danvers stockholders will not be entitled to revoke or change their elections following the election deadline. As a result, if you have made elections (including “no preference” elections), you will be unable to revoke your elections or sell your shares of Danvers common stock during the interval between the election deadline and the date of completion of the merger.

Shares of Danvers common stock as to which the holder has made a valid “no preference” election will be deemed non-election shares. Shares of Danvers common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will also be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

A holder of shares of Danvers common stock with respect to which appraisal rights (as described in the following section) have been properly demanded and perfected and not withdrawn or lost may not make an election with respect to those same shares, and any purported election with respect to such shares will be invalid and will be disregarded. In addition, an election made by a holder of Danvers common stock which was valid when submitted will be deemed to have been withdrawn and will be disregarded if the holder subsequently demands and perfects appraisal rights with respect to those same shares.

Letter of Transmittal. As soon as reasonably practicable after the effective time of the merger, the exchange agent will send a letter of transmittal to those persons who were record holders of shares of Danvers common stock immediately prior to the effective time of the merger and who did not make a valid election. This mailing will contain instructions on how to surrender Danvers shares in exchange for the merger consideration the holder is entitled to receive under the merger agreement. Holders of Danvers common stock that hold their shares in certificated form will be required to return, along with surrendered certificates, a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, to be entitled to receive the merger consideration pursuant to the terms of the merger agreement. However, holders of Danvers common stock who hold their shares in book-entry form (rather than through a certificate representing Danvers common stock) will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent in order to receive the merger consideration that the holder is entitled to receive pursuant to the terms of the merger agreement.

If you hold your shares in certificated form, do not submit your Danvers stock certificates for exchange now. You will receive transmittal instructions from the exchange agent at a later date. Please be sure to read and follow the transmittal instructions when you receive them.

If a certificate for Danvers common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and, if requested by People’s United or the exchange agent, appropriate and customary indemnification.

Fractional Shares. No fractional shares of People’s United common stock will be issued to any holder of Danvers common stock upon completion of the merger. For each fractional share that would otherwise be issued, People’s United will pay cash (without interest) in an amount equal to the fractional share interest to which such stockholder would otherwise be entitled multiplied by the closing price of People’s United common stock as reported on NASDAQ Global Select Market on the last trading day immediately preceding the effective time of the merger.

Dividends and Distributions. Until shares of Danvers common stock are surrendered for exchange, any dividends or other distributions declared after the effective time of the merger with respect to shares of People’s United common stock into which Danvers shares may have been converted will accrue but will not be paid. People’s United will pay to former Danvers stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their shares. At and after the effective time of the merger, there will be no transfers on the stock transfer books of Danvers of any Danvers shares. If shares of Danvers common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the applicable merger consideration into which such shares have been converted pursuant to the merger agreement.

Withholding. People’s United or the exchange agent will be entitled to deduct and withhold from the merger consideration otherwise payable to any Danvers stockholder the amounts it is required to deduct and withhold under any provision of any federal, state, local or foreign tax law. To the extent that People’s United or the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders in respect of whom such deduction and withholding were made.

Appraisal Rights

In connection with the merger, record holders of Danvers common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the DGCL, which we refer to in this proxy statement/prospectus as “Section 262,” as a result of completion of the merger, holders of shares of Danvers common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash together with a fair rate of interest, if any, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, by complying with the provisions of Section 262. Danvers is required to send a notice to that effect to each stockholder not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to you.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this proxy statement/prospectus as Annex C. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Any holder of Danvers common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of Danvers common stock, Danvers believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

A stockholder who desires to exercise appraisal rights must (1) not vote in favor of the adoption of the merger agreement and (2) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares to the Secretary of Danvers before the vote on the adoption of the merger agreement at the special meeting at which the proposal to adopt the merger agreement will be submitted to the stockholders.

Only a holder of record of Danvers common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing shares or on the stock records of Danvers in the case of shares that are not represented by certificates. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger since appraisal rights will be lost if the shares are transferred prior to the effective time of the merger.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the adoption of the merger agreement at the special meeting. A holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any holder of shares desiring appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Danvers of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Danvers Bancorp, Inc., One Conant Street, Danvers, Massachusetts, 01923, Attention: Michael W. McCurdy, Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of his or her shares. The written demand must be received by Danvers prior to the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote its shares of common stock in favor of adoption of the merger agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement, it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

Within 120 days after the effective time of the merger, but not thereafter, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. People’s

United, as the surviving corporation in the merger, has no obligation, and no present intention, to file such a petition. Within 120 days after the effective date of the merger, any holder of Danvers common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of Danvers common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving corporation the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of shares of Danvers common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to the stockholder.

If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. Although Danvers believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither People’s United nor Danvers anticipate offering more than the applicable merger consideration to any Danvers stockholder exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Danvers common stock is less than the applicable merger consideration.

The cost of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the effective time of the merger, no stockholder who has demanded appraisal rights shall be entitled to vote any shares subject thereto for any purpose or receive dividends or other distributions thereon (except dividends or other distributions payable to the stockholders of record at a date prior to the effective time of the merger).

At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the cash and/or shares of People’s United common stock to which the stockholder is entitled pursuant to the merger agreement by delivering to the surviving corporation a written withdrawal of the demand for appraisal. After this period, the stockholder may withdraw such stockholder’s demand for appraisal and accept the cash and/or People’s United common stock to which the stockholder is entitled to pursuant to the merger only with the written consent of the surviving corporation in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal shall cease and all stockholders shall be entitled only to receive the cash and/or shares of People’s United common stock as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective time of the merger. If the surviving corporation in the merger does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the second sentence of this paragraph, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Annex C. Failure to comply with all the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights.

Litigation Relating to the Merger

Michael Rubin, Steven M. Knudsen, and Ralph E. Swift, each alleged Danvers stockholders, filed putative class actions on February 1, 2, and 14, 2011, respectively, allegedly on behalf of all Danvers stockholders against Danvers, the Danvers board of directors, and People’s United. The Rubin and Knudsen actions were filed in the Delaware Court of Chancery and were consolidated into one action on February 18, 2011, under the caption In re Danvers Bancorp Inc. Shareholders Litigation, C.A. No. 6162-VCS. The Swift action was filed in Massachusetts Superior Court, Suffolk County, and was transferred to the Business Litigation Session on February 17, 2011, under the caption Swift v. Bottomley et al., Civ. A. No. 11-0575-BLS2. The Delaware plaintiffs filed a consolidated amended complaint on March 10, 2011, and the Massachusetts plaintiff filed an amended complaint on March 9, 2011.

The amended complaints generally allege, among other things, that (i) the Danvers board of directors breached its fiduciary duties by approving the Merger Agreement at an unfair price and through an unfair process and by agreeing to preclusive deal protection devices, including a termination fee and no-solicitation provisions and (ii) the transaction unfairly benefits certain members of the Danvers board of directors, including the chief executive officer, to the disadvantage of other Danvers stockholders. The amended complaints also allege that People’s United and Danvers aided and abetted the Danvers board of directors’ purported breach of its fiduciary duties.

The amended complaints further allege that this proxy statement is deficient in that it fails to disclose certain information. Plaintiffs allege that this proxy statement should include additional disclosure regarding, among other things: (i) free cash flow projections for 2011-2015 for Danvers; (ii) the underlying methodologies, projections, key inputs and multiples relied upon and observed by Sandler O’Neill in its fairness opinion; (iii) services provided by, and reasons for the retention of, Endicott and Sandler O’Neill; (iv) the solicitation process, including discussions with and consideration of bids made by other potential acquirers; (v) discussions between Danvers and its advisors, on the one hand, and People’s United and its advisors, on the other hand, and (vi) the Danvers board’s decision to approve the proposed transaction.

The amended complaints seek, among other relief, injunctive relief, damages and attorneys’ fees.

Danvers, the Danvers board of directors and People’s United believe that the allegations in the amended complaints are without merit and intend to vigorously defend both actions.

Restrictions on Sales of Shares by Certain Affiliates

The shares of People’s United common stock to be issued in the merger will be freely transferable under the Securities Act of 1933, as amended, or the Securities Act, except for shares issued to any stockholder who is an “affiliate” of People’s United as defined by Rule 144 under the Securities Act. Affiliates consist of individuals or entities that control, are controlled by, or are under common control with People’s United and include the executive officers and directors of People’s United and may include significant stockholders of People’s United.

Stock Exchange Listings

Following the merger, the shares of People’s United common stock will continue to trade on the NASDAQ Global Select Market under the symbol “PBCT.”

Delisting and Deregistration of Danvers Common Stock after the Merger

When the merger is completed, the Danvers common stock currently listed on the NASDAQ Global Select Market will be delisted from the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

THE MERGER AGREEMENT

This section of the document describes the material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated herein by reference and attached as Annex A to this proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. You are urged to read the full text of the merger agreement.

Structure

Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, at the completion of the merger, Danvers will merge with and into People’s United. People’s United will be the surviving corporation in the merger and will continue its corporate existence under the laws of the State of Delaware. Upon completion of the merger, the separate corporate existence of Danvers will terminate.

Each share of People’s United common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of People’s United, and each share of Danvers common stock issued and outstanding at the effective time of the merger (other than excluded shares) will be converted into the right to receive, at the election of the holder of each such share, either $23.00 in cash or 1.624 shares of People’s United common stock, as described below. See “—Consideration to be Received in the Merger.”

The certificate of incorporation of People’s United will be the certificate of incorporation of the combined company, and the bylaws of People’s United will be the bylaws of the combined company. See “Comparison of Stockholder Rights” beginning on page 91.

The merger agreement provides that People’s United may change the method of effecting the business combination between People’s United and Danvers; however, no such change will alter or change the amount or kind of merger consideration to be provided under the merger agreement, materially impede or delay completion of the merger, or adversely affect the anticipated tax consequences to Danvers stockholders in the merger.

Effective Time and Timing of Closing

The merger will be completed and become effective when People’s United and Danvers file the certificate of merger with the Secretary of State of the State of Delaware. However, People’s United and Danvers may agree to a later time for completion of the merger and specify that time in the certificate of merger in accordance with Delaware law. The closing of the merger will take place on the third business day after the conditions to the merger have been satisfied or waived, or on such other date as People’s United and Danvers may agree.

People’s United and Danvers anticipate that the merger will be completed during the second quarter of 2011. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, People’s United and Danvers will obtain the required approvals or complete the merger.

People’s United’s Board of Directors after the Merger

Upon completion of the merger, it is expected that the People’s United board of directors will be composed of 12 members. In addition to the individuals serving on the People’s United board of directors immediately before the effective time of the merger, People’s United has agreed that it will cause Kevin T. Bottomley, the current Chief Executive Officer of Danvers, to be appointed to the People’s United board of directors to the class of directors with a term expiring in 2013 at the effective time of the merger. If Kevin T. Bottomley is not serving as Chief Executive Officer of Danvers at the effective time of the merger, People’s United will instead cause such other director of Danvers designated by Danvers and reasonably acceptable to People’s United to be appointed to the People’s United board of directors.

Consideration to be Received in the Merger

Upon completion of the merger, each outstanding share of Danvers common stock (other than excluded shares) will be converted into the right to receive, at the election of the holder of each such share, either $23.00 in cash or 1.624 shares of People’s United common stock. A Danvers stockholder may specify different elections with respect to different shares that such stockholder holds. The value of the per share stock consideration is dependent upon the value of People’s United common stock and therefore will fluctuate with the market price of People United common stock. Danvers stockholders may elect the form of consideration, but their elections are subject to a proration mechanism such that approximately 55% of Danvers shares will be exchanged for shares of People’s United common stock and approximately 45% will be exchanged for cash, as described below.

The form of election will be mailed to Danvers stockholders as promptly as reasonably practicable following the mailing of the proxy statement/prospectus in definitive form relating to the special meeting of Danvers stockholders to be held to vote on the adoption of the merger agreement. Danvers stockholders must return their properly completed and signed form of election to the exchange agent prior to the election deadline.

Danvers stockholders may specify different elections with respect to different shares of Danvers common stock held by such stockholder (for example, if such stockholder has 100 shares of Danvers common stock, such stockholder could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

If a Danvers stockholder does not return the form of election by the election deadline, improperly completes or does not sign the form of election or fails to accompany the election with the Danvers stock certificate(s) to which such election relates (or a properly completed notice of guaranteed delivery), such stockholder will be deemed not to have made an election. Stockholders not making an election may be paid in cash and/or shares of People’s United common stock depending on, and after giving effect to, the proration adjustments described below.

No fractional shares of People’s United common stock will be issued to any holder of Danvers common stock upon completion of the merger. For each fractional share that would otherwise be issued People’s United will pay cash in an amount equal to the fractional share interest to which such stockholder would otherwise be entitled multiplied by the closing price of People’s United common stock as reported on NASDAQ Global Select Market on the last trading day immediately preceding the effective time of the merger.

Proration

The total number of shares of People’s United common stock that will be issued in the merger is approximately 18,450,115, based on the number of shares of Danvers common stock outstanding on March 31, 2011, and the aggregate amount of cash that will be paid in the merger is fixed at $214,490,732. The total amount of Danvers common stock that will be converted into cash in the merger is fixed at 9,325,684 shares. All other shares of Danvers common stock will be converted into shares of People’s United common stock (other than shares to be cancelled). As a result, if the aggregate number of shares of Danvers common stock with respect to which cash elections are made plus the aggregate number of shares of Danvers common stock with respect to which appraisal rights are properly exercised and not withdrawn exceeds 9,325,684, Danvers stockholders electing cash will have the cash consideration proportionately reduced and will receive a portion of their consideration in shares of People’s United common stock, despite their election. If the aggregate number of shares of Danvers common stock with respect to which cash elections are made plus the aggregate number of shares of Danvers common stock with respect to which appraisal rights are properly exercised and not withdrawn is less than 9,325,684, Danvers stockholders electing “no preference” or who do not make an effective election and/or Danvers stockholders electing shares of People’s United common stock will receive all or a portion of their consideration in cash, despite their election.

Adjustment if cash election is oversubscribed. Stock may be issued to Danvers stockholders who make cash elections if the aggregate number of shares of Danvers common stock with respect to which cash elections are made plus the aggregate number of shares of Danvers common stock with respect to which appraisal rights are properly exercised and not withdrawn exceeds 9,325,684. We refer to the total number of Danvers common stock that will be converted into cash in the merger, or 9,325,684 shares, as the Cash Conversion Number. This is a fixed number that will not change regardless of the results of the election process. The total number of shares of Danvers common stock for which valid cash elections are made plus the aggregate number of shares of Danvers common stock with respect to which appraisal rights are properly exercised and not withdrawn is referred to as the Cash Election Number. If the Cash Election Number exceeds the Cash Conversion Number, then:

•

a Danvers stockholder making a stock election, a “no preference” election, no election or an invalid election will receive the stock consideration for each share of Danvers common stock as to which the stockholder made a stock election, a “no preference” election, no election or an invalid election; and

•	a Danvers stockholder electing cash will receive:

•

cash consideration for a number of shares of Danvers common stock equal to the product obtained by multiplying (1) the number of shares of Danvers common stock for which such stockholder made a valid cash election by (2) a fraction, the numerator of which is the amount by which (x) the Cash Conversion Number exceeds (y) the aggregate number of shares of Danvers common stock with respect to which appraisal rights are properly exercised and not withdrawn (which we sometimes refer to as dissenting shares) determined as of the effective time, and the denominator of which is the total number of shares for which valid cash elections have been made (exclusive of dissenting shares); and

•	the stock consideration for the remaining shares of Danvers common stock for which the stockholder made a cash election.

Example if cash election is oversubscribed:

The Cash Conversion Number is fixed at 9,325,684 and will not change regardless of the assumptions set forth below or the actual results of elections.

Assuming that:

•	Danvers stockholders have made cash elections with respect to 10,000,000 shares of Danvers common stock, and

•	there are no dissenting shares,

then a Danvers stockholder making a cash election with respect to 1,000 shares of Danvers common stock would receive the cash consideration for approximately 932 shares of Danvers common stock (1,000 x (9,325,684 – 0) ÷ 10,000,000) and the stock consideration with respect to the remaining 68 shares of Danvers common stock.

The proration adjustment will be different if there are dissenting shares and the cash election is oversubscribed. Assuming that:

•	Danvers stockholders have made cash elections with respect to 10,000,000 shares of Danvers common stock, and

•	there are 300,000 dissenting shares,

then a Danvers stockholder making a cash election with respect to 1,000 shares of Danvers common stock would receive the cash consideration with respect to approximately 902 shares of Danvers common stock (1,000 x (9,325,684 – 300,000) ÷ 10,000,000) and the stock consideration with respect to the remaining 98 shares of Danvers common stock.

Adjustment if cash election is undersubscribed. Cash may be paid to stockholders who make stock elections if the Cash Election Number is less than the Cash Conversion Number. The amount by which the Cash Election Number is less than the Cash Conversion Number is referred to as the Shortfall Number. If the cash election is undersubscribed, then all Danvers stockholders making a cash election will receive the cash consideration for all shares of Danvers common stock as to which they made a cash election. Danvers stockholders making a stock election, Danvers stockholders who make a “no preference” election or make no election and Danvers stockholders who fail to make a valid election will receive cash and/or shares of People’s United common stock based in part on whether the Shortfall Number is less or greater than the number of non-election shares, as described below.

Scenario 1: Cash Election Number is less than the Cash Conversion Number and Shortfall Number is Less than or Equal to Number of Non-Election Shares. If the Shortfall Number is less than or equal to the number of non-election shares, then:

•	a Danvers stockholder making a stock election will receive the stock consideration for each share of Danvers common stock as to which the stockholder made a stock election; and

•	a Danvers stockholder who made a “no preference” election or made no election or who did not make a valid election with respect to any of his, her or its shares will receive:

•

the cash consideration for a number of shares of Danvers common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such Danvers stockholder by (2) a fraction, the numerator of which is the Shortfall Number, and the denominator of which is the total number of non-election shares; and

•	the stock consideration with respect to the remaining non-election shares held by such stockholder.

Example of scenario 1:

The Cash Conversion Number is fixed at 9,325,684 and will not change regardless of the assumptions set forth below or the actual results of elections. The proration adjustment will not be affected by the number of dissenting shares when the cash election is undersubscribed.

Assuming that:

•	the Cash Election Number (the sum of the number of shares of Danvers common stock for which cash elections have been made plus the number of dissenting shares) is 8,000,000, and

•	Danvers stockholders have made stock elections with respect to 9,000,000 shares of Danvers common stock, and

•	there are 20,723,743 shares of Danvers common stock outstanding,

then

•	the Shortfall Number (the Cash Conversion Number minus the Cash Election Number) is 1,325,684, and

•

the number of non-election shares (equal to (a) the number of shares of Danvers common stock outstanding minus (b) (i) the Cash Election Number plus (ii) the number of shares of Danvers common stock for which stock elections have been made) is 3,723,743 which is greater than the Shortfall Number, and therefore, a Danvers stockholder that has made a “no preference” election or has not made an election with respect to 1,000 shares of Danvers common stock would receive the cash consideration with respect to approximately 357 shares of Danvers common stock (1,000 x 1,325,684 ÷ 3,723,743) and the stock consideration with respect to the remaining 643 shares of Danvers common stock.

Scenario 2: Cash Election Number is less than the Cash Conversion Number and Shortfall Number Exceeds Number of Non-Election Shares. If the Shortfall Number exceeds the number of non-election shares, then:

•

a Danvers stockholder who made a “no preference” election or who made no election or who has not made a valid election will receive the cash consideration for each share of Danvers common stock for which he, she or it made a “no preference” election or who made no election or did not make a valid election; and

•	a Danvers stockholder making a stock election will receive:

•

the cash consideration for a number of shares of Danvers common stock equal to the product obtained by multiplying (1) the number of shares of Danvers common stock with respect to which the stockholder made a stock election by (2) a fraction, the numerator of which is equal to the amount by which (x) the Shortfall Number exceeds (y) the number of non-election shares, and the denominator of which is equal to the total number of stock election shares; and

•	stock consideration with respect to the remaining shares of Danvers common stock held by such stockholder as to which the stockholder made a stock election.

Example of scenario 2:

The Cash Conversion Number is fixed at 9,325,684 and will not change regardless of the assumptions set forth below or the actual results of elections. The proration adjustment will not be affected by the number of dissenting shares when the cash election is undersubscribed.

Assuming that:

•	the Cash Election Number (the sum of the number of shares of Danvers common stock for which cash elections have been made plus the number of dissenting shares) is 8,000,000, and

•	Danvers stockholders have made stock elections with respect to 12,000,000 shares of Danvers common stock, and

•	there are 20,723,743 shares of Danvers common stock outstanding,

then

•	the Shortfall Number (the Cash Conversion Number minus the Cash Election Number) is 1,325,684, and

•

the number of non-election shares (equal to (a) the number of shares of Danvers common stock outstanding minus (b) (i) the Cash Election Number plus (ii) the number of shares of Danvers common stock for which stock elections have been made) is 723,743 which is less than the Shortfall Number, and therefore, a Danvers stockholder that has made a stock election with respect to 1,000 shares of Danvers common stock would receive the cash consideration with respect to approximately 51 shares of Danvers common stock (1,000 x (1,325,684 – 723,743) ÷ 12,000,000) and the stock consideration with respect to the remaining 949 shares of Danvers common stock.

Stock Options and Other Stock-Based Awards

Each outstanding and unexercised option to purchase shares of Danvers common stock granted under Danvers’ stock option and incentive plans that is outstanding and unexercised immediately prior to the effective time will fully vest and be cancelled at the effective time of the merger, and each option holder will be entitled to receive an amount in cash equal to (1) the number of Danvers shares subject to that holder’s option(s) multiplied by (2) the excess, if any, of the “per share amount” over the per-share exercise price of that holder’s option(s), less any required withholding taxes. The “per share amount” is $23.00.

Under the terms of the merger agreement, at the effective time of the merger, all restricted stock awards that are outstanding immediately prior to the effective time that were granted under Danvers’ stock plans will fully vest, and all of the related shares will be treated as outstanding Danvers shares for all purposes under the merger agreement, including for purposes of the holders’ right to receive the same merger consideration as all other shares of Danvers common stock are entitled to receive in the merger as described above under “—Consideration to be Received in the Merger.”

Representations and Warranties

The merger agreement contains generally customary representations and warranties of People’s United and Danvers relating to their respective businesses. For purposes of determining the satisfaction of the closing conditions relating to each party’s representations and warranties as described under “—Conditions to Complete the Merger” below, subject to certain exceptions, each party’s representations and warranties will be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be true and correct, individually or in the aggregate, results or would reasonably be expected to result in a “material adverse effect” on the party making the representations and warranties. For purposes of the merger agreement, “material adverse effect” means with respect to People’s United or Danvers, as the case may be, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, developments or circumstances, (1) has had or would be reasonably expected to have a material adverse effect on the business, results of operations or financial condition of such party and its subsidiaries taken as a whole, or (2) prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, such party’s ability to perform its obligations under the merger agreement or consummate the merger on a timely basis. However, in determining whether a material adverse effect has occurred with respect to clause (1) above, there will be excluded any effect on the referenced party the cause of which is:

•

any change after January 20, 2011 in laws, rules or regulations of general applicability or published interpretations by governmental entities, in generally accepted accounting principles or in regulatory accounting requirements applicable to banks, savings associations and their holding companies generally;

•

the announcement of the merger agreement and the actions contemplated by the merger agreement or any action of either People’s United, Danvers, or their respective subsidiaries required to be taken under the merger agreement;

•

changes in national or international political or social conditions (including the engagement by the United States in hostilities), or the occurrence of any military or terrorist attack upon or within the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, but only to the extent that such changes do not have a disproportionate impact on such party and its subsidiaries as measured relative to other banks, savings associations and their holding companies; or

•

any changes after January 20, 2011 in general economic conditions in the United States affecting banks, savings associations and their holding companies generally (including interest rates), but only to the extent that such changes (including changes in interest rates) do not have a disproportionate impact on such party and its subsidiaries as measured relative to other banks, savings associations and their holding companies.

The merger agreement has been included to provide you with information regarding its terms. The merger agreement contains representations and warranties made by and to People’s United and Danvers. The statements embodied in those representations and warranties were made for purposes of the contract between People’s United and Danvers and are subject to important qualifications and limitations agreed to by People’s United and Danvers in connection with negotiating its terms. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between People’s United and Danvers rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

Each of People’s United and Danvers has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	governmental filings and consents necessary to complete the merger;

•	the timely filing of regulatory reports, the absence of investigations by regulatory agencies and internal controls;

•	financial statements;

•	the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of events having, or reasonably expected to have, a material adverse effect;

•	legal proceedings;

•	approval by such party’s board of directors of the merger agreement and the transactions contemplated by the merger agreement;

•	the required vote, if any, of such party’s stockholders to complete the merger;

•	compliance with applicable laws;

•	absence of agreements with regulatory agencies restricting the conduct of its business; and

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents.

In addition, Danvers has made other representations and warranties about itself to People’s United as to:

•	tax matters;

•	employee matters and benefit plans;

•	matters relating to fiduciary accounts;

•	matters relating to certain contracts;

•	real and personal property;

•	insurance matters;

•	environmental liabilities;

•	the receipt of a fairness opinion from its financial advisor;

•	intellectual property;

•	loan matters;

•	adequacy of allowance for loan losses;

•	transactions with affiliates;

•	community reinvestment act compliance;

•	labor matters;

•	derivative instruments and transactions; and

•	the inapplicability of state takeover laws.

The representations and warranties of each of People’s United and Danvers will expire upon the effective time of the merger.

Conduct of Business Pending the Merger

Conduct of Business of Danvers Pending the Merger

Danvers has agreed in the merger agreement that, prior to the completion of the merger, except as expressly contemplated or permitted by the merger agreement or with the prior written consent of People’s United (which consent People’s United will not unreasonably withhold or delay), it will, and will cause its subsidiaries to, use its reasonable best efforts to (1) conduct its business in the usual, regular and ordinary course consistent with past practice, (2) maintain and preserve intact its business organization and its rights, authorizations, franchises and other authorizations issued by governmental entities, preserve its advantageous business relationships with customers, vendors and others doing business with it and retain the services of its officers and key employees and (3) not take any action which would reasonably be expected to adversely affect or delay (x) the receipt of any governmental approvals required to complete the transactions contemplated by the merger agreement or (y) the completion of the transactions contemplated by the merger agreement.

Danvers further has agreed that, except as expressly contemplated or permitted by the merger agreement and with certain other exceptions, Danvers will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions without the prior written consent of People’s United (which consent People’s United will not unreasonably withhold or delay):

•	adjust, split, combine or reclassify any of its capital stock;

•	repurchase, redeem or otherwise acquire any of its capital stock;

•	issue or grant shares of its capital stock except pursuant to the exercise of Danvers stock options in existence as of the date of the merger agreement;

•

make, declare or pay any dividends or other distributions on any shares of its capital stock, other than regular quarterly cash dividends at a rate not to exceed $0.04 per share, provided that no dividend may be paid by Danvers if Danvers would be required to borrow funds to do so;

•

enter into any new line of business or change its lending, investment, risk and asset liability management and other material banking or operating policies or practices in any material respect, except as required by law or a governmental entity;

•

other than with certain exceptions, sell, license, lease, transfer, mortgage, encumber or otherwise dispose of any of its material rights, assets, deposits, business or properties or cancel or release any material indebtedness owed to Danvers or any of its subsidiaries or any claims held by Danvers or any of its subsidiaries;

•

make any acquisition or investment or make any material property transfers or material purchases of any debt securities, property or assets, other than in each case in the ordinary course of business consistent with past practice and with certain other exceptions;

•

foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under environmental laws;

•

enter into, renew, extend or terminate (1) any lease, license, contract or other agreements that calls for annual payments of $100,000, (2) any material contracts or (3) any broker agreements or agreements, arrangements or other affiliate transactions, or make any material change in any such agreement, material contract, broker agreement or affiliate arrangement or agreement;

•

other than with certain exceptions, (1) increase (or decrease) the compensation or benefits of any employee; (2) grant or pay any change-in-control, retention bonus, severance or termination pay to any employee; (3) loan or advance any money or other property to, or sell, transfer or lease any properties, rights or assets to, any employee; (4) establish, amend, terminate or grant any waiver or consent under existing employee benefit plan or similar arrangement; (5) grant any equity or equity-based awards; or (6) hire any employee;

•	make or commit to make capital expenditures in excess of $50,000 in total;

•

incur any indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for the long-term indebtedness of any other person, other than (1) deposits and similar liabilities in the ordinary course of business, (2) indebtedness of Danvers’ subsidiaries to Danvers or any of its wholly-owned subsidiaries or (3) indebtedness under existing lines of credit and renewals or extensions under such lines of credit;

•	make application for the opening, relocation or closing or any, or open, relocate or close any branch office, loan production or servicing facility or automated banking facility;

•

make or acquire any loan or extension of credit or issue a commitment for any loan or extension of credit, or increase an existing loan or extension of credit, in each case meeting certain specified criteria;

•	engage or participate in any material transaction or incur or sustain any material obligation, in each case, other than in the ordinary course of business;

•

other than with certain exceptions, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their family members, or any affiliates or associates of any of its officers or directors;

•

settle any claim, action or proceeding involving monetary damages in excess of $50,000, waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order, or judgment restricting or otherwise affecting its business or operations;

•	amend its certificate of incorporation or bylaws, or enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any person;

•

take any action to exempt any person, other than People’s United, from Section 203 of the DGCL or any other applicable anti-takeover laws or any takeover-related provisions in Danvers’ certificate of incorporation or bylaws;

•

except as required by law, materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

•

except as required by law, make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans or extensions of credit or (2) its hedging practices and policies;

•

take any action that is intended or may reasonably be expected to result in (1) any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger, (2) in any of the conditions to the merger not being satisfied or in a required regulatory approval not being obtained on a timely basis or (3) a material violation of any provision of the merger agreement;

•	make any changes in its methods, practices or policies of financial or tax accounting, except as may be required under law, rule, regulation or generally accepted accounting principles;

•	enter into any securitizations of any loans or extensions of credit or create any special purpose funding or variable interest entity;

•	introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

•	except as required by law, make or change any tax election, file any amended tax returns, or settle or compromise any material tax liability; or

•	agree to, or make any commitment to, take any of the foregoing actions.

Conduct of Business of People’s United Pending the Merger

People’s United has agreed in the merger agreement that, prior to the completion of the merger, except as expressly contemplated or permitted by the merger agreement or as required by law, it will not, without the prior written consent of Danvers, (1) amend its certificate of incorporation or bylaws in a manner that would materially and adversely affect the economic benefits of the merger to Danvers’ stockholders or (2) knowingly take any action that is reasonably likely to result in any of the conditions to the merger not being satisfied.

Stockholders’ Meeting and Duty to Recommend

Danvers has agreed to hold a meeting of its stockholders as promptly as practicable following the effectiveness of the registration statement with respect to People’s United common stock to be issued in the merger for the purpose of obtaining stockholder adoption of the merger agreement.

Danvers’ board of directors has agreed (1) to recommend the adoption of the merger agreement by Danvers stockholders and (2) not to withdraw, modify or qualify its recommendation in any manner adverse to People’s United, or take any action or make any other public statement in connection with the Danvers stockholder meeting, or in reference to an acquisition proposal (as defined below), inconsistent with its recommendation. In the event that Danvers engages in any of the activities described in clause (2) above, then Danvers’ board of directors may submit the merger agreement to Danvers’ stockholders without recommendation, in which event the board of directors of Danvers may communicate the basis for its lack of a recommendation to the Danvers’ stockholders to the extent required by law.

However, if Danvers complies with its non-solicitation obligations described under “—No Solicitation of Alternative Transactions,” Danvers may engage in any of the activities described in clause (2) above if Danvers’ board of directors, based on the advice of its outside counsel, determines in good faith that failure to take such action would result in a violation of its fiduciary duties under applicable law, and Danvers may engage in any of the activities described in clause (2) above in response to an acquisition proposal if in addition to satisfying the foregoing requirements:

•

the acquisition proposal was unsolicited and Danvers’ board of directors concludes in good faith that such acquisition proposal constitutes a superior proposal (as defined below) after giving effect to all of the adjustments that may be offered by People’s United;

•

Danvers notifies People’s United, at least five business days in advance, of its intention to take such action, specifies the material terms and conditions of the superior proposal (including the identity of the person making such proposal) and furnishes to People’s United a copy of the relevant proposed transaction agreement and other material documents; and

•

prior to taking such action, Danvers negotiates, and causes its financial and legal advisors to negotiate, in good faith with People’s United (to the extent People’s United desires to negotiate) to make such adjustments to the terms and conditions of the merger agreement such that the acquisition proposal no longer constitutes a superior proposal.

For purposes of the merger agreement, the term “acquisition proposal” means any inquiry, proposal or offer relating to any direct or indirect:

•

acquisition, purchase or sale of a business, deposits or assets that constitute 15% or more of the consolidated business, revenues, net income, assets (including stock of Danvers’ subsidiaries) or deposits of Danvers and its subsidiaries;

•	merger, consolidation, business combination, recapitalization, reorganization, share exchange, liquidation, dissolution or similar transaction involving Danvers or any of its subsidiaries; or

•

purchase or sale of, or tender or exchange offer (including a self-tender offer) for, securities of Danvers or any of its subsidiaries that would result in any person (or the stockholders of such person) beneficially owning 15% or more of the equity or total voting power of Danvers, any of its subsidiaries or the surviving parent entity in such transaction.

For purposes of the merger agreement, the term “superior proposal” means a bona fide written acquisition proposal to acquire a majority of the total voting power of Danvers that Danvers’ board of directors concludes in good faith, after consultation with its financial advisors and receiving the advice of its outside counsel, taking into account timing and all legal, financial, regulatory and other aspects of such proposal and the person making the proposal:

•	is more favorable to Danvers’ stockholders, from a financial point of view, than the merger with People’s United; and

•	is reasonably likely to be completed on the terms proposed.

No Solicitation of Alternative Transactions

Danvers has agreed that it, its subsidiaries and it and its subsidiaries’ respective officers, directors, employees, agents, affiliates and representatives (including any investment bankers, attorneys or accountants) will not, directly or indirectly:

•

initiate, solicit, encourage or knowingly facilitate (including by way of providing information) any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any acquisition proposal;

•	have any discussions with or provide any nonpublic information to any person relating to an acquisition proposal, or engage in any negotiations concerning an acquisition proposal;

•	approve or recommend, or publicly propose to approve or recommend, any acquisition proposal;

•

approve or recommend, or publicly propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any acquisition proposal; or

•

enter into any agreement or agreement in principle requiring, directly or indirectly, Danvers to abandon, terminate or fail to consummate the merger or breach its obligations under the merger agreement.

However, if Danvers receives an unsolicited bona fide acquisition proposal after the date of the merger agreement, Danvers may engage in discussions with, or provide nonpublic information to, the person making the acquisition proposal if and only to the extent that:

•	the special meeting of Danvers stockholders has not occurred;

•	Danvers’ board of directors concludes in good faith that such acquisition proposal constitutes or is reasonably likely to result in a superior proposal;

•

prior to providing any nonpublic information, Danvers enters into a confidentiality agreement with the person making the acquisition proposal on terms no less favorable to Danvers than those specified in the confidentiality agreement between Danvers and People’s United;

•

Danvers contemporaneously provides to People’s United any non-public information concerning Danvers or its subsidiaries provided to the party making the acquisition proposal which was not previously provided to People’s United; and

•

Danvers’ board of directors concludes in good faith (after receiving the advice of its outside counsel) that failure to take such actions would result in a violation of its fiduciary duties under applicable law.

Danvers has also agreed to:

•

advise People’s United promptly (within 24 hours) following receipt of any acquisition proposal, or any inquiry which could reasonably be expected to lead to an acquisition proposal, describing the material terms thereof (including the identity of the person making such acquisition proposal);

•

keep People’s United apprised of any related developments, discussions and negotiations and the status and terms thereof (including providing People’s United with a copy of all material documentation and correspondence) on a reasonably current basis; and

•

notify People’s United orally and in writing within 24 hours after entering into discussions or negotiations with another person in connection with an acquisition proposal, or providing non-public information or data to another person in connection with an acquisition proposal.

Employee Matters

People’s United has agreed that, with respect to the employees of Danvers and its subsidiaries at the effective time of the merger, among other things:

•

on or as soon as practicable following the effective time of the merger, such employees shall become eligible to participate in the employee benefit plans sponsored or maintained by People’s United or People’s United Bank, as applicable, to the same extent and on the same terms (or, on more favorable terms) as similarly situated employees of People’s United Bank. Until such time, Danvers employees will continue to participate in Danvers benefit plans (excluding equity-based plans) in which each such Danvers employee participated before the effective time of the merger on the same (or more favorable) terms as in effect immediately prior to the effective time of the merger. However, under the merger agreement, neither People’s United nor any of its subsidiaries will be required to make any grants to any Danvers employee under any equity-based People’s United benefit plans, as such grants are completely discretionary; and, People’s United is not required to allow Danvers’ employees to participate in any People’s United defined benefit pension plan;

•

give such employees credit for service with Danvers or its subsidiaries for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement (but not for accrual of benefits under any People’s United benefit plan, including any post-retirement welfare benefit plan) to the extent such employees would have received credit under a comparable plan maintained by Danvers or, in the absence of any comparable plan, under Danvers’ 401(k) plan; however, service with Danvers or its subsidiaries will not be recognized to the extent that such recognition would result in a duplication of benefits;

•

give such employees the same credit for service with Danvers or its subsidiaries for the purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations with respect to any People’s United benefit plan as employees would receive if such service had the service been with People’s United;

•	each People’s United benefit plan shall waive pre-existing condition limitations to the same extent waived under the applicable Danvers benefit plan; and

•

such employees shall be given credit for amounts paid under a corresponding Danvers or any subsidiary benefit plan during the same period for purposes of applying deductibles, co-payments, out-of-pocket maximums and similar payments as though such amounts had been paid in accordance with the terms and conditions of the People’s United benefit plan during the applicable plan year.

In addition, People’s United’s board of directors, or a committee of non-employee directors thereof, will adopt a resolution providing that the receipt by certain Danvers officers and directors of shares of People’s United common stock to be issued in connection with the merger and subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, is intended to be exempt from liability pursuant to Section 16(b).

All provisions contained in the merger agreement with respect to employees, officers, directors, consultants and independent contractors are included for the sole benefit of Danvers and People’s United and shall not create any right (1) in any other person, including Danvers benefit plans or any beneficiary thereof or (2) to continued employment with People’s United or any of its affiliates.

Indemnification and Insurance

People’s United has agreed to indemnify and hold harmless all past and present officers and directors of Danvers and its subsidiaries in their capacities as such against all losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement to the fullest extent such persons would be entitled to such indemnification under the certificate of incorporation and bylaws of Danvers as in effect on the date of the merger agreement and permitted by applicable law.

The merger agreement provides that People’s United will use its reasonable best efforts to cause the persons serving as officers and directors of Danvers immediately prior to the effective time to be covered for a period of six years after completion of the merger by Danvers’ current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not in the aggregate less advantageous than the current policy, subject to specified cost limitations.

Additional Agreements

People’s United and Danvers have also agreed to use their reasonable best efforts to:

•	take all actions necessary, proper or advisable under the merger agreement and applicable law to consummate the merger as soon as practicable; and

•

promptly prepare and file all necessary documentation to obtain the consent, approval and authorization of all third parties and governmental entities which are necessary or advisable to consummate the merger.

The merger agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of specified matters, public announcements and the listing of People’s United common stock on the NASDAQ Global Select Market.

Danversbank Charitable Foundation

The parties have also agreed that the board of directors of the Danversbank Charitable Foundation shall remain unchanged for three years following the effective time of the merger (except as described in the following sentence) and that all proceeds disbursed by the Danversbank Charitable Foundation will be disbursed within the sole discretion of the foundation’s board of directors. The parties further agreed that People’s United will have the right to appoint two additional individuals to the board of directors of the Danversbank Charitable Foundation and that Kevin T. Bottomley will be Chairman of the board of directors of the foundation for three years following the effective time of the merger. People’s United has also agreed to make certain charitable contributions in Danvers’ market area for a period of three years after the effective time of the merger.

Conditions to Complete the Merger

Conditions to Both Parties’ Obligations. The obligations of People’s United and Danvers to complete the merger are subject to the satisfaction of the following conditions:

•	the adoption of the merger agreement by Danvers stockholders;

•

the receipt of all regulatory approvals required to consummate the transactions contemplated by the merger agreement (other than the regulatory approvals required to complete the merger of Danversbank with and into People’s United Bank) and the expiration or termination of all statutory waiting periods;

•

the effectiveness of the registration statement with respect to the People’s United common stock to be issued in the merger under the Securities Act and the absence of any stop order suspending the effectiveness of the registration statement or proceedings initiated or threatened by the Securities and Exchange Commission for that purpose; and

•

the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the merger or the transactions contemplated by the merger agreement and the absence of any law, statute, code, ordinance, rule, regulation, judgment, order, award, writ, decree or injunction enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger.

Conditions to Each Party’s Obligations. The obligations of each party to consummate the merger are subject to the satisfaction or waiver of the following conditions:

•

the other party’s representations and warranties in the merger agreement being true and correct, subject to the materiality standard contained in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement; and

•

the receipt by the party of a legal opinion from its counsel, dated the closing date, to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

•

Conditions to People’s United’s Obligations. The obligations of People’s United to complete the merger is subject to the satisfaction or waiver of the receipt of all regulatory approvals required to complete the merger of Danversbank with and into People’s United Bank, with People’s United Bank as the surviving entity, including without limitation the approval of the Office of Thrift Supervision, and the expiration or termination of all statutory waiting periods.

Termination of the Merger Agreement

General

The merger agreement may be terminated at any time prior to the completion of the merger by mutual written consent of People’s United and Danvers, or by either People’s United or Danvers if:

•	any governmental entity which must grant a requisite regulatory approval denies approval of the merger and such denial becomes final and non-appealable;

•	any governmental entity of competent jurisdiction has issued a final non-appealable order enjoining or otherwise prohibiting the merger;

•

the merger is not completed on or before September 30, 2011, provided that neither People’s United nor Danvers may terminate the merger agreement for this reason if its failure to perform or observe its covenants and agreements has resulted in the failure of the merger to occur on or before that date;

•

the other party is in breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach would prevent satisfaction by the other party of the relevant closing condition and the breach, if curable, is not cured within 30 days of written notice of the breach (and the terminating party is not then in material breach of any representation, warranty, covenant or agreement); or

•	Danvers stockholders fail to adopt the merger agreement at the Danvers special meeting or at any adjournment or postponement thereof.

The merger agreement may also be terminated by People’s United if:

•

any governmental entity which must grant an approval for the merger of Danversbank with and into People’s United Bank has denied approval of such merger and such denial has become final and nonappealable;

•

any governmental entity of competent jurisdiction has issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the merger of Danversbank with and into People’s United Bank;

•

(1) Danvers’ board of directors has failed to recommend the merger to Danvers stockholders or withdrawn, modified or changed in a manner adverse to People’s United its recommendation of the merger (or has taken any action or made any statement in connection with the Danvers stockholder meeting or otherwise inconsistent with its recommendation), (2) Danvers has materially breached its “non-solicitation” obligations in any respect adverse to People’s United, (3) Danvers’ board of directors has failed to call, give notice of, convene and hold a meeting of Danvers stockholders or (4) Danvers, its subsidiaries or any of their respective officers, directors, employees, agents or representatives (including investment bankers, attorneys or accountants) negotiates or authorizes the conduct of negotiations (and 10 days have elapsed without such negotiations being discontinued) with a third party regarding an acquisition proposal other than the merger; or

•

a tender offer or exchange offer for 15% or more of the outstanding Danvers common stock is commenced and Danvers’ board of directors recommends that Danvers stockholders tender their shares or otherwise fails to recommend that Danvers stockholders reject such tender offer or exchange offer within 10 business days of the commencement of the offer.

The merger agreement may also be terminated by Danvers, if the Danvers board of directors so determines by the vote of a majority of its members, in the event that the average closing price of People’s United common stock during the five trading day period ending on the trading day immediately preceding the date of receipt of all required regulatory approvals is less than $11.33 and People’s United common stock underperforms the KBW Regional Bank Index by more than 20%. If the Danvers board of directors exercises the termination right described in the preceding sentence, People’s United will have the option to increase the amount of People’s United common stock to be provided to Danvers stockholders such that the implied value of the exchange ratio would be equivalent to the minimum implied value that would have avoided triggering the termination right described above. If People’s United elects to increase the exchange ratio pursuant to the preceding sentence, no termination will occur.

Effect of Termination

In the event the merger agreement is terminated as described above, the merger agreement will become void and none of People’s United, Danvers, any of their respective subsidiaries or any of their officers or directors will have any liability under the merger agreement, except that:

•	both People’s United and Danvers will remain liable for any willful and material breach of the merger agreement (other than the payment of punitive damages); and

•

designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information, and, if applicable, the termination fee described below, will survive the termination.

Termination Fee

The merger agreement provides that Danvers will be required to pay a termination fee of $19,725,000 to People’s United in the following circumstances:

•

if People’s United terminates the merger agreement because (1) Danvers’ board of directors has failed to recommend the merger to Danvers stockholders or withdrawn, modified or changed in a manner adverse to People’s United its recommendation of the merger (or has taken any action or made any statement in connection with the Danvers stockholder meeting or otherwise inconsistent with its recommendation), (2) Danvers has materially breached its “non-solicitation” obligations in any respect adverse to People’s United, (3) Danvers’ board of directors has failed to call, give notice of, convene and hold a meeting of Danvers stockholders or (4) Danvers, its subsidiaries or any of their respective officers, directors, employees, agents or representatives (including investment bankers, attorneys or accountants) negotiates or authorizes the conduct of negotiations (and 10 days have elapsed without such negotiations being discontinued) with a third party regarding an acquisition proposal other than the merger;

•

if People’s United terminates the merger agreement as a result of the commencement of a tender offer or exchange offer for 15% or more of the outstanding Danvers common stock for which Danvers’ board of directors recommends that Danvers stockholders tender their shares or otherwise fails to recommend that Danvers stockholders reject such tender offer or exchange offer with 10 business days of the commencement of the offer; or

The merger agreement provides that Danvers will be required to pay a termination fee of $19,725,000 to People’s United in the following circumstances if Danvers or any of its subsidiaries enters into a definitive agreement with respect to, or consummates and acquisition proposal, within 12 months after such termination:

•

if People’s United terminates the merger agreement because Danvers is in breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach would prevent satisfaction by People’s United of the relevant closing condition and the breach, if curable, is not cured within 30 days of written notice of the breach (and People’s United is not then in material breach of any representation, warranty, covenant or agreement) and an acquisition proposal has been publicly announced or otherwise communicated or made known to Danvers’ senior management or board of directors at any time prior to such termination;

•

if either party terminates the merger agreement due to the failure of Danvers stockholders to adopt the merger agreement at the Danvers special meeting or at any adjournment or postponement thereof and an acquisition proposal has been publicly announced or otherwise communicated or made known to Danvers’ senior management or board of directors at any time prior to the Danvers special meeting; or

•

if either party terminates the merger agreement because the merger was not completed by September 30, 2011 without a vote of the Danvers stockholders at the Danvers special meeting having occurred and an acquisition proposal has been publicly announced or otherwise communicated or made known to Danvers’ senior management or board of directors at any time prior to such termination.

For purposes of determining whether the termination fee is payable as described in the immediately preceding paragraph, the term acquisition proposal has the meaning described above under “—Stockholders Meeting and Duty to Recommend,” except that the references to “15% or more” in the definition of acquisition proposal will be deemed to be references to “50% or more.”

Amendment, Waiver and Extension of the Merger Agreement

Amendment

People’s United and Danvers may amend the merger agreement by action taken or authorized by their respective boards of directors. However, after the approval of the merger agreement by the Danvers stockholders, no amendment will be made which by law requires further approval by Danvers stockholders without such further approval.

Extension; Waiver

At any time prior to the completion of the merger, People’s United and Danvers, to the extent legally allowed, may:

•	extend the time for performance of any of the obligations or other acts of the other party under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement or any document delivered pursuant to the merger agreement; and

•	waive the other party’s compliance with any of the agreements or conditions contained in the merger agreement.

Fees and Expenses

All costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such expense, except with respect to the termination fee described under “––Termination of the Merger Agreement—Termination Fee” and except that expenses incurred in connection with printing and mailing this proxy statement/prospectus and in connection with notices or other filings with any governmental entities under any laws shall be shared equally by People’s United and Danvers.

Specific Performance

People’s United and Danvers have agreed that they are each entitled to an injunction or other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, this being in addition to any other remedy to which the parties are entitled at law or in equity.

DESCRIPTION OF PEOPLE’S UNITED CAPITAL STOCK

The following summary is a description of the material terms of People’s United’s capital stock and should be read in conjunction with the section entitled “Comparison of Stockholder Rights” beginning on page 91. This summary is not meant to be complete and is qualified by reference to the applicable provisions of the DGCL, and the amended and restated certificate of incorporation of People’s United and the restated bylaws of People’s United. You are urged to read those documents carefully. Copies of the amended and restated certificate of incorporation of People’s United and the restated bylaws of People’s United are incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 98.

General

People’s United’s authorized capital stock consists of 1,950,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Upon completion of the merger, People’s United would have approximately 376.4 million shares of common stock issued and outstanding. This amount, which may vary as of the actual closing date, was calculated by adding the aggregate number of shares of People’s United common stock expected to be issued in the merger (approximately 18,450,115, based on the number of shares of Danvers common stock outstanding on March 31, 2011) to the 358.0 million shares of People’s United common stock issued and outstanding as of March 31, 2011.

Common Stock

Holders of People’s United common stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by the board of directors. The board of directors’ right to declare dividends will be subject to the rights of any holders of preferred stock or any other stock with superior dividend rights and People’s United’s legal ability to make certain other payments. People’s United’s board of directors may fix the dividend rights and rates of preferred stock when it is issued.

Each holder of People’s United common stock is entitled to one vote for each share held on each matter submitted for stockholder action. People’s United common stock has no preferences, preemptive rights, cumulative voting rights, conversion rights or redemption provisions.

In the event of People’s United’s liquidation, dissolution or winding up, the holders of People’s United’s common stock would be entitled to receive, after payment or provision for payment of all debts and liabilities, all of People’s United’s assets available for distribution.

If People’s United issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

All outstanding shares of People’s United common stock are, and shares to be issued in the merger will be, when issued, fully paid and nonassessable.

Preferred Stock

People’s United’s board of directors is authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series, and to prescribe the designation, powers, relative preferences and rights of the shares of each series and the qualifications, limitations, or restrictions of the shares of each series. This authorization includes the right to fix the designation of the series and the number of shares in it, dividend rates and rights, voting rights, conversion rights, redemption rights, sinking fund provisions, liquidation rights, and any other relative rights, preferences, and limitations. As of March 31, 2011, there were no shares of People’s United preferred stock issued and outstanding.

The issuance of shares of People’s United preferred stock could adversely affect the availability of earnings for distribution to the holders of People’s United common stock if the preferred stock provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of People’s United is Mellon Investor Services LLC d/b/a/ BNY Mellon Shareowner Services. The common stock is listed on the NASDAQ Global Select Market under the symbol “PBCT.”

Restrictions on Ownership

The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days prior written notice. The Home Owners’ Loan Act provides that no company may acquire “control” of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated “control factors” are also present in the acquisition.

These restrictions do not apply to the acquisition of a savings institution’s capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

COMPARISON OF STOCKHOLDER RIGHTS

Both People’s United and Danvers are incorporated under the laws of the State of Delaware. Upon completion of the merger, the certificate of incorporation and bylaws of People’s United in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the combined company. Consequently, the rights of Danvers stockholders who receive shares of People’s United common stock as a result of the merger will be governed by Delaware law, People’s United’s second amended and restated certificate of incorporation, which we refer to as the certificate of incorporation of People’s United, and People’s United’s fourth amended and restated bylaws, which we refer to as the bylaws of People’s United. The following discussion summarizes certain material differences between the rights of holders of Danvers common stock and People’s United common stock resulting from the differences in their governing documents.

This discussion does not purport to be a complete statement of the rights of holders of People’s United common stock under applicable Delaware law, People’s United’s certificate of incorporation and People’s United’s bylaws or the rights of holders of Danvers common stock under applicable Delaware law, Danvers’ certificate of incorporation, which we refer to as the certificate of incorporation of Danvers, and Danvers’ bylaws, which we refer to as the bylaws of Danvers, and is qualified in its entirety by reference to the governing corporate documents of People’s United and Danvers and applicable law. See “Where You Can Find More Information” beginning on page 98.

Capital Stock

People’s United. People’s United’s certificate of incorporation authorizes 1,950,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2011, there were 357,994,111 shares of People’s United common stock and no shares of People’s United preferred stock issued and outstanding.

Danvers. Danvers’ certificate of incorporation authorizes 60,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2011, there were 20,686,592 shares of Danvers common stock and no shares of Danvers preferred stock issued and outstanding.

Board of Directors

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors. The certificate of incorporation or bylaws of a corporation may fix the number of directors.

People’s United. People’s United’s certificate of incorporation provide that the number of directors shall be determined only by resolution of the board of directors, but shall not be less than five nor more than 15 directors. People’s United currently has 11 directors. People’s United’s board of directors is divided into three classes, with each class comprising as near as possible to one-third of the total number of directors. All the directors of a particular class are elected in the same year for a three-year term of office; only one class of directors is up for election in any particular year.

Danvers. Danvers’ certificate of incorporation and bylaws provide that the number of directors constituting the whole board of directors shall be fixed solely and exclusively by resolution of the board of directors. Danvers’ certificate of incorporation provides that the directors shall be divided into three classes of reasonably equal numbers, with the term of one class expiring each year. Danvers’ board of directors currently consists of sixteen directors.

Removal of Directors

As described above under “—Board of Directors,” People’s United and Danvers have classified boards of directors. Under the DGCL, unless the certificate of incorporation provides otherwise, in a corporation with a classified board of directors any director or the entire board of directors may be removed only for cause and by the holders of a majority of the shares then entitled to vote at an election of directors.

People’s United. People’s United’s certificate of incorporation provides that a director may be removed prior to the expiration of his or her term only for cause and upon the affirmative vote of at least two-thirds of the outstanding shares of voting stock. No director can be removed without cause.

Danvers. Danvers’ certificate of incorporation provides that a director may be removed only for cause and only by the affirmative vote of at least 75% of the outstanding shares entitled to vote at an election of directors.

Amendment of Certificate of Incorporation

Under Delaware law, an amendment to the certificate of incorporation requires a board resolution advising the amendment and approval by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon, unless the certificate of incorporation requires a greater proportion of approval.

People’s United. People’s United’s certificate of incorporation provides that any alteration, amendment, repeal or rescission of any provision of the certificate of incorporation must be approved by the board of directors and by the affirmative vote of a majority (or such greater proportion as is otherwise required by any specific provision of the certificate of incorporation) of the total votes eligible to be cast by the holders of all outstanding shares of capital stock entitled to vote thereon.

People’s United’s certificate of incorporation provides that certain provisions of the certificate of incorporation may not be altered, amended, repealed or rescinded without the affirmative vote of either (1) not less than a majority of the authorized number of directors and, if one or more “interested shareholders” (as defined in People’s United’s certificate of incorporation) exist, by not less than a majority of the “disinterested directors” (as defined in People’s United’s certificate of incorporation); or (2) the holders of not less than two-thirds of the total votes eligible to be cast by the holders of all outstanding shares of People’s United capital stock entitled to vote thereon and, if the alteration, amendment, repeal, or rescission is proposed by or on behalf of an “interested shareholder” or a director who is an “affiliate” or “associate” (each as defined in People’s United’s certificate of incorporation) of an “interested shareholder,” by the affirmative vote of the holders of not less than a majority of the total votes eligible to be cast by holders of all outstanding shares entitled to vote thereon not beneficially owned by an “interested shareholder” or an “affiliate” or “associate” thereof. Amendment of the provision of People’s United’s certificate of incorporation relating to “business combinations” (as defined in People’s United’s certificate of incorporation) must also be approved by either (a) a majority of the “disinterested directors;” or (b) the affirmative vote of not less than two-thirds of the total number of votes eligible to be cast by the holders of all outstanding shares of the voting stock entitled to vote generally in the election of directors, voting together as a single class, together with the affirmative vote of not less 50% of the total number of votes eligible to be cast by the holders of all outstanding shares of the voting stock entitled to vote generally in the election of directors not beneficially owned by any “interested shareholder” or “affiliate” or “associate” thereof, voting together as a single class.

Danvers. Danvers’ certificate of incorporation requires the approval of 75% of outstanding shares entitled to vote, and 75% of each class of stock entitled to vote as a class, in order to amend or repeal certain specified provisions in the certificate of incorporation. Danvers’ certificate of incorporation requires the approval of a majority of the outstanding shares entitled to vote, and a majority of each class of stock entitled to vote as a class in order to amend or repeal all other provisions in the certificate of incorporation.

Amendment of Bylaws

People’s United. People’s United certificate of incorporation provides that the board of directors is authorized to make, alter, amend, rescind or repeal any of the bylaws in accordance with the terms of the bylaws at any meeting of the entire board of directors by the vote of two-thirds of the members of the entire board. People’s United’s certificate of incorporation also provides that any bylaw made by the board of directors may be altered, amended, rescinded or repealed in accordance with the terms of the bylaw by the holders of two-thirds of the capital stock entitled to vote on such matter at any annual meeting or at any special meeting called for that purpose. Both People’s United’s certificate of incorporation and bylaws provide that provisions of the bylaws that contain supermajority voting requirements may not be altered, amended, repealed or rescinded without a vote of the board of directors or holders of capital stock entitled to vote on the matter that is not less than the supermajority specified in such provision.

Danvers. Danvers’ certificate of incorporation and bylaws provide that the board of directors may amend or repeal the bylaws by majority vote, and that the stockholders may amend or repeal the bylaws, at an annual or special meeting, with approval by 75% of the capital stock entitled to vote on such amendment or repeal. If the board of directors recommends the amendment or repeal, however, holders of only a majority of capital stock entitled to vote is necessary to approve the amendment or repeal.

Right to Call Special Meeting of Stockholders

Under the DGCL, a special meeting of stockholders may be called by (1) the board of directors or (2) any other person authorized to do so in the certificate of incorporation or the bylaws.

People’s United. People’s United’s bylaws authorize the calling of a special meeting of stockholders only by the chief executive officer or the president or by resolution of at least three-fourths of the directors then in office.

Danvers. Danvers’ certificate of incorporation authorizes only the board of directors to call a special meeting of stockholders by resolution of at least a majority of the directors then in office, subject to the rights, if any, of preferred stockholders.

Stockholder Nominations and Proposals

People’s United. The certificate of incorporation requires a stockholder who intends to nominate a candidate for election to the board of directors at an annual stockholders’ meeting to give not less than 120 days’ notice in advance of the annual stockholders’ meeting to the secretary. This advance notice provision requires a stockholder who wishes to nominate any person for election as a director to provide certain information to People’s United concerning the nominee and the proposing stockholder. Similarly, People’s United’s bylaws generally require a stockholder who intends to raise new business at an annual meeting to give not less than 90 days’ notice in advance of the anniversary of the prior year’s annual meeting to the corporate secretary if such annual meeting is to be held within 30 days prior to, on the anniversary of, or after the anniversary of the previous years’ annual meeting. In the event that the annual meeting is held at a time other than within the time periods set forth in the immediately preceding sentence, notice by the stockholder would be considered timely if delivered no later than the tenth day following the date on which notice of such meeting is given to the stockholder. This advance notice provision requires a stockholder who desires to raise new business to provide certain information to People’s United concerning the nature of the new business, the stockholder and the stockholder’s interest in the matter.

Danvers. Danvers’ bylaws require advance notice for stockholder nominations and proposals. In order to be properly considered at a meeting, notice of stockholder nominations and proposals must be received by the corporation no less than 90 days nor more than 120 days prior to the anniversary of the preceding annual meeting. In the event that the date of the annual meeting is advanced by more than 30 days before or delayed by more than 60 days after such anniversary, notice by the stockholder would be considered timely if delivered no later than the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. If the board of directors is enlarged and Danvers does not make a public announcement naming all nominees at least 85 days prior to the first anniversary of the preceding annual meeting, then a stockholder’s notice will be timely with respect to new director nominees if it is delivered to Danvers no later than 10 days after the corporation makes such public announcement.

Anti-Takeover Provisions

Under the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder or any entity if the transaction is caused by the interested stockholder for a period of three years from the date on which the stockholder first becomes an interested stockholder. There is an exception to the three-year waiting period requirement if:

•	prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•

upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•	the business combination is approved by the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock not owned by the interested stockholder at a meeting.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of 10% or more of the assets of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) 15% or more of the outstanding voting stock of the corporation. A corporation can expressly elect not to be governed by the DGCL’s business combination provisions in its certificate of incorporation or bylaws, but People’s United and Danvers have not done so.

People’s United. The certificate of incorporation of People’s United requires the approval of the holders of at least two-thirds of People’s United’s outstanding shares of voting stock, together with the affirmative vote of at least 50% of the outstanding shares of voting stock not beneficially owned by an “interested shareholder” (as defined in People’s United’s certificate of incorporation) to approve certain “business combinations” (as defined in People’s United’s certificate of incorporation) and related transactions with an “interested shareholder” that would result in People’s United or its subsidiaries being merged into or with another corporation or securities of People’s United being issued in a transaction that would permit control of People’s United to pass to another entity, or similar transactions having the same effect. Approval by the holders of at least two-thirds of People’s United’s shares is required in connection with any business combination except (1) in cases where the proposed transaction has been approved in advance by a majority of those members of the board of directors who are unaffiliated with the “interested shareholder” and were directors prior to the time when the interested shareholder became an “interested shareholder”; or (2) if the proposed transaction meets certain conditions set forth in People’s United certificate of incorporation which are designed to afford the stockholders a fair price in consideration for their shares in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient. The term “interested shareholder” is generally defined in People’s United’s certificate of incorporation to include any person or entity (subject to certain exceptions) which owns beneficially or controls, directly or indirectly, 15% or more of the outstanding shares of People’s United voting stock.

Danvers. Danvers’ certificate of incorporation requires the affirmative vote by the holders of 75% of the voting stock entitled to vote in the election of directors, in order to approve the following types of transactions, unless a majority of disinterested directors approve the transaction and the fair market value test and other conditions described in the certificate of incorporation are met:

•

a merger or consolidation with any interested stockholder (defined to include, among other things, a person who owns at least 10% of the voting power of the then outstanding voting stock) or any other corporation which is, or would be after such merger, an affiliate of an interested stockholder; or

•

a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested stockholder, or any affiliate of any interested stockholder, of any assets having an aggregate fair market value equaling or exceeding 25% or more of the combined assets of Danvers and its subsidiaries; or

•

the issuance or transfer by Danvers or any subsidiary (in one transaction or a series of transactions) of any securities of Danvers or any subsidiary to any interested stockholder or any affiliate of any interested stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value equaling or exceeding 25% of the combined fair market value of the outstanding common stock of Danvers and its subsidiaries, except for any issuance or transfer pursuant to an employee benefit plan of Danvers or any subsidiary; or

•	the adoption of any plan or proposal for the liquidation or dissolution of Danvers proposed by or on behalf of an interested stockholder or any affiliate of any interested stockholder; or

•

a reclassification of securities (including any reverse stock split), or recapitalization of Danvers, or any merger or consolidation of Danvers with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Danvers or any subsidiary which is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder.

An “interested stockholder,” as defined in Danvers’ certificate of incorporation, is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting stock of Danvers, (2) an affiliate of Danvers at any time within the two-year period immediate prior to the date in question, or (3) an assignee of any shares owned by an interested stockholder within the two-year period immediately prior to the date in question.

Stockholder Approval of a Merger

Under the DGCL, a merger must be approved by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding stock of the corporation entitled to vote. However, no vote of stockholders of a constituent corporation surviving a merger is required (unless the corporation provides otherwise in its certificate of incorporation) if (1) the merger agreement does not amend such constituent corporation’s certificate of incorporation, (2) each share of stock of such constituent corporation outstanding immediately before the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger and (3) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares of such constituent corporation outstanding immediately before the merger.

People’s United. People’s United’s certificate of incorporation provides for a greater vote only in the case of a business combination involving an “interested shareholder” (as defined in People’s United’s certificate of incorporation, as discussed above).

Danvers. Danvers’ certificate of incorporation provides for a greater vote by the holders of 75% of the voting stock entitled to vote in the election of directors to approve the types of transactions discussed above, unless a majority of disinterested directors approve the transaction and the market test and other conditions described in the certificate of incorporation are met.

Limitations on Ownership

People’s United. People’s United’s certificate of incorporation and bylaws do not provide for any limitations on ownership of People’s United common stock.

Danvers. Under Danvers’ certificate of incorporation, no record owner of any Danvers common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then- outstanding shares of Danvers common stock, is entitled or permitted to any vote in respect of the shares held in excess of such 10% limit. The number of votes which may be cast by a record owner of Danvers common stock beneficially owning shares in excess of the 10% limit is a number equal to the total number of votes which a record owner of all Danvers common stock beneficially owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series which are both beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Danvers common stock beneficially owned by such person owning shares in excess of the 10% limit.

LEGAL MATTERS

The validity of the shares of People’s United common stock to be issued in the merger will be passed upon for People’s United by Simpson Thacher & Bartlett LLP. Simpson Thacher & Bartlett LLP and Hogan Lovells US LLP will deliver opinions to People’s United and Danvers, respectively, as to certain federal income tax consequences of the merger. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 60.

EXPERTS

The consolidated financial statements of People’s United as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 included in People’s United’s Annual Report on Form 10-K for the year ended December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Danvers as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 included in Danvers’ Annual Report on Form 10-K for the year ended December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Wolf & Company, P.C., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

In view of the pending merger with People’s United, Danvers intends to hold its 2011 annual meeting of stockholders only if the merger is not completed. If such a meeting is held, stockholder proposals will only be considered for inclusion in Danvers’ proxy statement for the 2011 annual meeting if they (i) are submitted to Danvers’ Secretary at One Conant Street, Danvers, Massachusetts 01923 not later than the close of business on the later of the 90th date prior to the 2011 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made, and (ii) concern a matter that may properly be considered and acted upon at the annual meeting in accordance with law and the rules of the Securities and Exchange Commission, including Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

WHERE YOU CAN FIND MORE INFORMATION

People’s United and Danvers file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file with the Securities and Exchange Commission at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Securities and Exchange Commission filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of documents filed by People’s United and Danvers are also available at the offices of the NASDAQ Global Select Market, located at 1735 K Street, N.W., Washington, D.C. 20006.

People’s United has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the shares of People’s United common stock that Danvers stockholders will receive in the merger. This proxy statement/prospectus is part of the registration statement of People’s United on Form S-4 and is a prospectus of People’s United and a proxy statement of Danvers for the Danvers special meeting.

The Securities and Exchange Commission permits People’s United and Danvers to “incorporate by reference” information into this proxy statement/prospectus. This means that People’s United and Danvers can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or by information contained in documents filed with or furnished to the Securities and Exchange Commission after the date of this proxy statement/prospectus that is incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about People’s United and Danvers and their financial conditions.

People’s United Securities and Exchange Commission Filings (SEC File Number 001-33326):	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2010

Current Reports on Form 8-K	Filed January 21, 2011 (two filings); filed January 24, 2011; filed February 23, 2011; filed March 1, 2011; filed March 18, 2011 (other than the portions of those documents not deemed to be filed)

Description of People’s United common stock contained in People’s United Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating these descriptions	Filed February 22, 2007

Danvers Securities and Exchange Commission Filings (SEC File Number 001-33896):	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2010

Current Reports on Form 8-K	Filed January 21, 2011; filed January 27, 2011 (other than the portions of those documents not deemed to be filed)

Description of Danvers common stock contained in Danvers Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating these descriptions	Filed December 27, 2007

In addition, People’s United and Danvers also incorporate by reference additional documents that either company may file with the Securities and Exchange Commission under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of the initial filing of the registration statement and the date of the Danvers special meeting. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Documents incorporated by reference are available from People’s United and Danvers, without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or be telephone from the appropriate company at the following addresses and telephone numbers:

People’s United Financial, Inc. 850 Main Street Bridgeport, Connecticut 06604 Attention: Peter C. Goulding, Investor Relations (203) 338-7171 www.peoples.com (“Investor Relations” tab)	Danvers Bancorp, Inc. One Conant Square Danvers, Massachusetts 01923 Attention: Michael W. McCurdy, Secretary (978) 777-2200 www.danversbank.com (“Investor Relations” tab)

Neither People’s United nor Danvers has authorized anyone to give any information or make any representation about the merger or the special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in our affairs since the date of this proxy statement/prospectus. The information contained in this proxy statement/ prospectus with respect to People’s United was provided by People’s United, and the information contained in this proxy statement/prospectus with respect to Danvers was provided by Danvers. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

PEOPLE’S UNITED FINANCIAL, INC.

AND

DANVERS BANCORP, INC.

DATED AS OF JANUARY 20, 2011

- i -

- ii -

- iii -

INDEX OF DEFINED TERMS

2011 Annual Bonuses	A-39
Acquiror	A-1
Acquiror Common Stock	A-2
Acquiror Disclosure Letter	A-25
Acquiror Plans	A-38
Acquiror Preferred Stock	A-5
Acquiror Ratio	A-46
Acquiror Regulatory Agreement	A-30
Acquiror Reports	A-28
Acquiror Starting Price	A-46
Acquisition Proposal	A-37
affiliate	A-24
Agreement	A-1
Average Determination Price	A-46
Bank Merger	A-6
Bank Merger Agreement	A-6
Bank Merger Approvals	A-44
Business Day	A-2
Cash Consideration	A-2
Cash Conversion Number	A-4
Cash Election	A-2
Cash Election Number	A-4
Cash Election Shares	A-2
CERCLA	A-22
Certificate	A-3
Certificate of Merger	A-1
Certificates	A-3
Change in Company Recommendation	A-37
Closing	A-1
Closing Date	A-1
Code	A-1
Company	A-1
Company Board Approval	A-18
Company Common Stock	A-2
Company Contract	A-20
Company Disclosure Letter	A-9
Company Employees	A-17
Company Insiders	A-42
Company Option	A-5
Company Preferred Stock	A-11
Company Recommendation	A-36
Company Regulatory Agreement	A-21
Company Reports	A-13
Company Restricted Stock	A-5
Company Severance Pay Plan	A-39
Company Stock Incentive Plans	A-5
Company Stockholders Meeting	A-35
Confidentiality Agreement	A-35
control	A-24
Covered Employees	A-38

- iv -

CRA	A-24
Derivative Transaction	A-24
Determination Date	A-46
DGCL	A-1
Dissenting Shares	A-3
Effective Time	A-1
Election	A-6
Election Deadline	A-7
End Date	A-45
Environmental Laws	A-22
ERISA	A-17
ERISA Affiliate	A-17
Exchange Act	A-3
Exchange Agent	A-7
Exchange Agent Agreement	A-7
Exchange Fund	A-8
Exchange Ratio	A-3
FDIC	A-10
FHLB	A-11
Final Index Price	A-46
Form of Election	A-6
Form S-4	A-13
Foundation	A-42
GAAP	A-10
Governmental Entity	A-13
Holder	A-6
Indemnified Parties	A-40
Index	A-46
Index Ratio	A-46
Initial Index Price	A-46
Insurance Amount	A-41
IT Assets	A-23
knowledge	A-49
Law	A-12
Letter of Transmittal	A-8
Liens	A-12
Loans	A-23
Material Adverse Effect	A-9
Materials of Environmental Concern	A-22
Merger	A-1
Merger Consideration	A-3
MHPF	A-13
NASDAQ	A-5
Non-Election Shares	A-3
Notice of Dissenter’s Intent	A-7
Notice Period	A-36
Option Consideration	A-5
OTS	A-27
Per Share Amount	A-3
person	A-49
Plans	A-17
Proprietary Rights	A-22

- v -

Proxy Statement/Prospectus	A-6
Required Company Vote	A-19
Requisite Regulatory Approvals	A-43
SEC	A-13
Section 16 Information	A-42
Securities Act	A-13
Shortfall Number	A-4
Significant Subsidiary	A-26
Stock Consideration	A-3
Stock Election	A-3
Stock Election Shares	A-3
Subsidiary	A-10
Superior Proposal	A-37
Surviving Company	A-1
Tax	A-17
Tax Return	A-17
Taxes	A-17
Termination Payment	A-47
willful and material breach	A-47

- vi -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 20, 2011 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and between People’s United Financial, Inc., a Delaware corporation (“Acquiror”) and Danvers Bancorp, Inc., a Delaware corporation (the “Company”).

WHEREAS, Acquiror and the Company have agreed to enter into a business combination transaction pursuant to which the Company will merge with and into Acquiror, with Acquiror surviving the merger (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of each of Acquiror and the Company have determined that it is in the best interests of their respective companies and stockholders to consummate the Merger and related transactions provided for herein; and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be, and is hereby, adopted as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, subject to the conditions set forth herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1. The Merger. Upon the terms and subject to the conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time (as defined in Section 1.2), the Company shall merge with and into Acquiror, whereupon the separate corporate existence of the Company shall cease. Acquiror shall be the surviving corporation (hereinafter sometimes referred to as the “Surviving Company”) in the Merger, and shall continue its corporate existence under the Laws (as defined in Section 4.3(b)) of the State of Delaware.

1.2. Effective Time. On the Closing Date (as defined in Section 1.4), the Company and Acquiror shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and the Merger shall become effective upon such filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date or time specified in the Certificate of Merger (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

1.3. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

1.4. Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time on (i) the date that is the third Business Day after the satisfaction or waiver of the conditions set forth in Article VIII hereof, other than conditions which by their terms are to be satisfied at Closing or (ii) such other date or time as the parties may mutually agree (the date on which the Closing occurs, the “Closing Date”). The Closing shall be held at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, unless another place is agreed upon in writing by the parties. For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking organizations in Massachusetts are required or authorized by Law to be closed.

1.5. Certificate of Incorporation. The certificate of incorporation, as amended, of Acquiror, as in effect as of immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Company following the Merger until thereafter amended in accordance with the provisions thereof and of applicable Law.

1.6. Bylaws. The bylaws, as amended, of Acquiror, as in effect as of immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof, of the certificate of incorporation of the Surviving Company and of applicable Law.

1.7. Directors of the Surviving Company. Except as otherwise contemplated by Section 1.9, the directors of Acquiror immediately prior to the Effective Time shall be the directors of the Surviving Company as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

1.8. Officers of the Surviving Company. The officers of Acquiror immediately prior to the Effective Time shall be the officers of the Surviving Company as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company, until their respective successors are duly appointed, or their earlier death, resignation or removal.

1.9. Company Director Designee. Upon completion of the Closing, Acquiror shall cause the current Chief Executive Officer of the Company (or, if such person is not serving in such office at such time, such other director of the Company designated by the Company and reasonably acceptable to Acquiror) to be appointed to the board of directors of the Surviving Company to the class of directors with a term expiring in 2013, effective as of the Effective Time.

ARTICLE II

CONSIDERATION

2.1. Effect on Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company or the holder of any shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”):

(a) All shares of Company Common Stock that are (i) owned directly by the Company as treasury stock or (ii) owned directly by Acquiror (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) shall be cancelled and retired and no shares of common stock, par value $0.01 per share, of Acquiror (“Acquiror Common Stock”), cash or other consideration shall be delivered in exchange therefor. All shares of Company Common Stock that are owned by any wholly owned Subsidiary (as defined in Section 4.1(b)) of the Company or by any wholly owned Subsidiary of Acquiror, other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted, shall remain outstanding as shares of the Surviving Company, and no shares of Acquiror Common Stock, cash or other consideration shall be delivered in exchange therefor.

(b) Subject to Sections 2.1(e), 2.1(f), 2.2, 2.3 and 3.3(f), each share of Company Common Stock, except for shares of Company Common Stock owned by the Company or Acquiror (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted), shall be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 3.1, into the right to receive the following, without interest:

(i) for each share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Article III (a “Cash Election”), the right to receive in cash from Acquiror an amount (the “Cash Consideration”) equal to the Per Share Amount (collectively, the “Cash Election Shares”);

(ii) for each share of Company Common Stock with respect to which an election to receive Acquiror Common Stock has been effectively made and not revoked or deemed revoked pursuant to Article III (a “Stock Election”), the right to receive from Acquiror the number of shares of Acquiror Common Stock (the “Stock Consideration”) as is equal to the Exchange Ratio (collectively, the “Stock Election Shares”); and

(iii) for each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Article III (collectively, the “Non-Election Shares”), the right to receive from Acquiror such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.3.

(c) For purposes of this Agreement:

(i) “Exchange Ratio” shall mean 1.624.

(ii) “Per Share Amount” shall mean $23.00.

(iii) The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration”

(d) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each a “Certificate” and collectively, “Certificates”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of Company Common Stock represented by such Certificate have been converted pursuant to this Section 2.1 and Section 3.3(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 3.3(c).

(e) If, between the date of this Agreement and the Effective Time, the outstanding shares of Acquiror Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(f) If either the tax opinion referred to in Section 8.2(c) or the tax opinion referred to in Section 8.3(c) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Acquiror shall reduce the Cash Conversion Number (as defined in Section 2.3(a)) to the minimum extent necessary to enable the relevant tax opinions to be rendered.

2.2. Dissenting Shares.

(a) Shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be cancelled and converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL. If any such stockholder shall have failed to perfect or shall have effectively withdrawn, waived or lost such right prior to the Election Deadline (as defined in Section 3.1), each of such holder’s shares of Company Common Stock shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such stockholder shall thereafter otherwise make a timely election under this Agreement. If any holder of Dissenting Shares shall have so failed to perfect or effectively withdrawn or lost such stockholders’ right to dissent from the Merger after the Election Deadline, each of such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive the consideration received with respect to Non-Election Shares.

(b) The Company shall give Acquiror (i) prompt notice of any notice received by the Company of intent to demand the fair value of any shares of Company Common Stock, withdrawals of such notices and any other instruments or notices served pursuant to Section 262 of the DGCL and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Acquiror, (A) make any payment or other commitment with respect to any such exercise of appraisal rights, (B) offer to settle or settle any such rights or (C) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

2.3. Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock (including Company Restricted Shares) to be converted into Cash Consideration pursuant to Section 2.1 (which for this purpose shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Conversion Number”) shall be 9,325,684. All other shares of Company Common Stock shall be converted into Stock Consideration (other than shares of Company Common Stock to be cancelled as provided in Section 2.1(a)).

(b) As promptly as practicable after the Effective Time, Acquiror shall use reasonable best efforts to cause the Exchange Agent (as defined herein) to effect the allocation among holders of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Company Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Cash Conversion Number exceeds (2) the number of Dissenting Shares determined as of the Effective Time, and the denominator of which is the aggregate number of Cash Election Shares (with the Exchange Agent to determine, consistent with Section 2.3(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and the Stock Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.1(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

2.4. No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Acquiror Common Stock shall be issued in the Merger. Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Acquiror Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock owned by such holder at the Effective Time to be converted into Acquiror Common Stock) by the closing price of Acquiror Common Stock on the NASDAQ Global Select Market (“NASDAQ”) as reported on the NASDAQ website (or such other source as may be mutually agreed to by Acquiror and the Company), on the last trading day immediately preceding the Closing Date. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

2.5. Acquiror Common Stock; Acquiror Preferred Stock. At and after the Effective Time, each share of Acquiror Common Stock and each share of preferred stock, par value $0.01 per share, of Acquiror (the “Acquiror Preferred Stock”), if any, issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Acquiror Common Stock or Acquiror Preferred Stock, as the case may be, and shall not be affected by the Merger.

2.6. Treatment of Options and Other Stock Based Awards. (a) At the Effective Time, each option to purchase shares of Company Common Stock (a “Company Option”) issued pursuant to any Company Stock Incentive Plan (as defined in Section 2.6(c)), that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested and exercisable, shall become fully vested and exercisable immediately prior to, and shall be cancelled at, the Effective Time, and the holder thereof shall be entitled to receive from Acquiror an amount in cash equal to the product of (i) the excess, if any, of (x) the Per Share Amount over (y) the exercise price per share of Company Common Stock subject to such Company Option, with the aggregate amount payable rounded up to the nearest cent, and (ii) the total number of shares of Company Common Stock subject to such Company Option as in effect immediately prior to the Effective Time, less any required withholding taxes (the “Option Consideration”).

(b) At the Effective Time, all unvested shares of Company Common Stock granted by the Company under any Company Stock Incentive Plan in the form of “restricted stock” awards (“Company Restricted Stock”) that are outstanding immediately prior to the Effective Time shall, as of the Effective Time, become a vested right to receive the Merger Consideration in accordance with Section 2.1(c), as if the holder of any such Company Restricted Stock, were, immediately prior to the Effective Time, a holder of Company Common Stock.

(c) The 2008 Stock Option and Incentive Plan and the Employee Stock Ownership Plan (collectively, the “Company Stock Incentive Plans”) and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof shall terminate as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of any equity-based right shall have any right to acquire equity securities of the Company or the Surviving Company other than under the Company Employee Stock Ownership Plan.

2.7. Reservation of Right to Revise Structure. Acquiror may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable (including by providing for the merger of the Company and a wholly owned subsidiary of Acquiror); provided, however, that no such change shall (A) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as Merger Consideration, (B) materially impede or delay consummation of the Merger or (C) adversely affect the federal income tax treatment of holders of Company Common Stock in connection with the Merger. In the event Acquiror elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

2.8. Withholding Rights. Each of the Exchange Agent (as defined in Section 3.1), Acquiror or any of Acquiror’s Subsidiaries shall be entitled to deduct and withhold from any payment otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under all applicable Tax (as defined in Section 4.10(n)) Laws. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the recipient of the payment in respect of which such deduction and withholding was made.

2.9. Certain Adjustments. The Exchange Ratio shall be subject to appropriate adjustments from time to time after the date of this Agreement in the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding Acquiror Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in Acquiror’s capitalization.

2.10. Bank Merger. (a) Simultaneously with the Merger, Danversbank shall be merged with and into People’s United Bank (the “Bank Merger”). People’s United Bank shall be the surviving entity in the Bank Merger and shall continue its corporate existence.

(b) As soon as practicable after the execution of this Agreement and prior to the filing of applications for regulatory approval, Acquiror shall cause People’s United Bank, and the Company shall cause Danversbank, to enter into an Agreement of Merger providing for the Bank Merger (the “Bank Merger Agreement”). The Bank Merger Agreement shall be in a form to be specified by Acquiror and reasonably approved by the Company (such approval not to be unreasonably withheld or delayed).

ARTICLE III

EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION

3.1. Election Procedures. Each holder of record of shares of Company Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 3.2 (herein called an “Election”) (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Acquiror shall prepare a form reasonably acceptable to the Company (the “Form of Election”) which shall be mailed to record holders of Company Common Stock so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

(c) Acquiror shall cause the Form of Election to be sent to holders of record as promptly as reasonably practicable following the time of mailing of a proxy statement in definitive form relating to the meeting of the stockholders of the Company to be held to vote on the adoption of this Agreement (the “Proxy Statement/Prospectus”) to the holders of record of Company Common Stock for purposes of the Company Stockholders Meeting, or on such other date as the Acquiror and Company shall mutually agree, and thereafter from time to time as the Company may reasonably request until three days prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Person authorized to receive Elections and to act as exchange agent under this Agreement, which Person shall be selected by Acquiror and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the mailing of the Form of Election to Company shareholders, shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Acquiror, in its sole discretion. For shares of Company Common Stock held in book entry form, Acquiror shall establish procedures for delivery of such shares, which procedures shall be reasonably acceptable to the Company. In the event that a shareholder of the Company has provided a notice of intent to demand fair value (a “Notice of Dissenter’s Intent”) pursuant to Section 262 of the DGCL, any Election submitted by such shareholder prior to submission of such Notice of Dissenter’s Intent shall be deemed withdrawn, and any Election submitted by such shareholder after submission of such Notice of Dissenter’s Intent (unless such Notice of Dissenter’s Intent shall have theretofore been withdrawn) shall be deemed invalid.

(e) As used herein, unless otherwise agreed by the parties, “Election Deadline” means 5:00 p.m. New York City time on the later of (1) the date of the meeting of the Company shareholders pursuant to Section 7.3 and (2) the date that Acquiror and the Company shall agree is as near as practicable to five (5) business days prior to the expected Closing Date. Acquiror shall issue a press release informing the Company’s shareholders of the Election Deadline as promptly as practicable following the determination thereof.

(f) Any Company shareholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. Subject to the terms of the Exchange Agent Agreement, if Acquiror shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Company Common Stock (neither Acquiror nor the Company nor the Exchange Agent being under any duty to notify any shareholder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(g) Any Company shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked, and all Certificates shall be promptly returned to the Company’s shareholders, upon receipt by the Exchange Agent of written notification from Acquiror or the Company that this Agreement has been terminated in accordance with Article IX or that this Agreement has been amended by the parties to so provide in connection with a new election period.

(h) Subject to the terms of the Exchange Agent Agreement, Acquiror, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Company shareholder with the Election procedures set forth herein, (ii) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.3, (iii) the issuance and delivery of shares of Acquiror Common Stock into which shares of Company Common Stock are converted in the Merger and (iv) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Acquiror Common Stock.

3.2. Deposit of Merger Consideration. At or prior to the Effective Time, Acquiror shall deposit, or shall cause to be deposited, with the Exchange Agent, (i) shares of Acquiror Common Stock sufficient to deliver, and Acquiror shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f)) (collectively, the “Exchange Fund”) and Acquiror shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

3.3. Delivery of Merger Consideration.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1 and any cash in lieu of fractional shares of Acquiror Common Stock to be issued or paid in consideration therefor who did not properly complete and submit an Election Form, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s))) (the “Letter of Transmittal”) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Acquiror Common Stock to be issued or paid in consideration therefor in accordance with Section 3.3(f) upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 3.3(c).

(b) Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Form of Election or a properly completed Letter of Transmittal, a holder of Company Common Stock will be entitled to receive, promptly after the Effective Time, the Merger Consideration (elected or deemed elected by it, subject to, and in accordance with Sections 2.1 and 2.3) and any cash in lieu of fractional shares of Acquiror Common Stock to be issued or paid in consideration therefor in respect of the shares of Company Common Stock represented by its Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Acquiror Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article III.

(c) No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to shares of Acquiror Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.4 until such holder shall surrender such Certificate in accordance with this Article III. After the surrender of a Certificate in accordance with this Article III, such holder thereof entitled to receive shares of Acquiror Common Stock shall be entitled to receive any such dividends or other distributions, without any interest thereon, with a record date after the Effective Time and which theretofore had become payable with respect to whole shares of Acquiror Common Stock issuable to such holder in respect of such Certificate.

(d) If the payment of the Merger Consideration is to be made to a person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such payment shall pay to the Exchange Agent in advance any applicable stock transfer or other Taxes or shall establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(e) At and after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article III.

(f) Any portion of the property deposited with the Exchange Agent pursuant to Section 3.2 that remains unclaimed by the stockholders of the Company for nine (9) months after the Effective Time shall be paid, at the request of Acquiror, to or as directed by Acquiror. Any stockholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Acquiror for payment of the Merger Consideration and unpaid dividends and distributions on the Acquiror Common Stock deliverable in respect of each share of Company Common Stock held by such stockholder at the Effective Time as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of Acquiror, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Acquiror, the posting by such person of a bond in such amount as Acquiror or one of its Subsidiaries may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Prior to the execution of this Agreement, the Company has delivered to Acquiror a letter listing, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations and warranties contained in this Article IV or to one of the negative covenants contained in Article VI (the “Company Disclosure Letter”), it being understood and agreed that each item in a particular section of the Company Disclosure Letter applies only to such section, any section or subsection specifically referenced or cross-referenced and to any other section to which its relevance is reasonably apparent. The Company hereby represents and warrants to Acquiror that, other than with respect to Section 4.8, except as disclosed or specifically incorporated by reference in the Company Reports (as defined in Section 4.5(a)) filed and publicly available prior to the date of this Agreement and on or after January 1, 2010 (excluding any disclosures set forth in any “risk factor” section thereof or any other disclosures included in such filings that are cautionary, predictive or forward looking in nature):

4.1. Corporate Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and the regulations of the Board of Governors of the Federal Reserve System promulgated thereunder. The Company has all requisite corporate power and authority to own, lease or operate all of its properties, rights and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Company, Acquiror or the Surviving Company, as the case may be, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, developments or occurrences, (x) has had or would be reasonably expected to have a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole or (y) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, such party’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement on a timely basis; provided, however, that in determining whether a Material Adverse Effect has occurred pursuant to clause (x) above, there shall be excluded any effect on the referenced party the cause of which is (i) any change after the date of this Agreement in Laws of general applicability or published interpretations thereof by Governmental Entities, in United States generally accepted accounting principles (“GAAP”) or in regulatory accounting requirements applicable to banks, savings associations and their holding companies generally, (ii) the announcement of this Agreement and the transactions contemplated hereby or any action of any party to this Agreement or any of its Subsidiaries expressly required to be taken by it under this Agreement, (iii) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, provided, that the effect of such changes described in this clause (iii) shall not be excluded to the extent of the disproportionate impact, if any, they have on such party and its Subsidiaries (relative to other banks, savings associations and their holding companies) and (iv) any changes after the date of this Agreement in general economic conditions in the United States affecting banks, savings associations and their holding companies generally (including changes in interest rates), provided, that the effect of such changes described in this clause (iv) (including changes in interest rates) shall not be excluded to the extent of the disproportionate impact, if any, they have on such party and its Subsidiaries (relative to other banks, savings associations and their holding companies), and provided, further, that a decrease in the trading or market prices or trading volume of a party’s capital stock, or any failure by a party to meet internal or published projections, forecasts or revenue or earnings predictions for any period shall not be considered, by itself, to constitute a Material Adverse Effect (it being understood and agreed that the facts, circumstances, events, changes, effects, developments or occurrences giving rise or contributing to such decrease or failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect). The certificate of incorporation and bylaws of the Company, copies of which have been made available to Acquiror, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

(b) Section 4.1(b) of the Company Disclosure Letter sets forth, as of the date hereof, each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized and validly existing as a savings bank, corporation, partnership or other entity and is in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate or other power and authority to own or lease its properties, rights and assets and to carry on its business as now conducted, except, in the case of clauses (ii) and (iii), where the failure to be so licensed or qualified to do business or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. “Subsidiary” means, with respect to any person, any savings association, bank, corporation, partnership, joint venture, limited liability company or any other entity (i) of which such person or a subsidiary of such person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such person and/or one or more subsidiaries thereof. The certificates of incorporation, bylaws and similar governing documents of each Subsidiary of the Company, copies of which have been made available to Acquiror, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

(c) Except for its ownership of Danversbank, a Massachusetts-chartered stock savings bank, the Company does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). The deposits of Danversbank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by Law, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Company, threatened. Danversbank is a member in good standing of the Federal Home Loan Bank (“FHLB”) of Boston.

4.2. Capitalization. (a) The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”). As of the date of this Agreement, there were 20,723,743 shares of Company Common Stock outstanding (inclusive of 530,538 shares of Company Restricted Stock granted pursuant to the Company Stock Incentive Plans and 1,426,256 shares of Company Common Stock held by the Company’s Employee Stock Ownership Plan) and no shares of Company Preferred Stock outstanding. As of the date of this Agreement 1,592,382 shares of Company Common Stock were held in the Company’s treasury. No other shares of Company Common Stock or Company Preferred Stock were issued or outstanding as of the date of this Agreement. As of the date of this Agreement, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance, except for an aggregate of 1,647,700 shares of Company Common Stock reserved for issuance upon the exercise of Company Options pursuant to the Company Stock Incentive Plans. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of the Company owns any shares of Company Common Stock (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted). Except as referred to in Section 4.2(b) below, neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, convertible securities, preemptive rights, redemption rights, stock appreciation rights, stock-based performance units or other similar rights, agreements or commitments of any character relating to the purchase or issuance of any shares of the capital stock of the Company or of any of its Subsidiaries or other equity securities of the Company or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of the capital stock of the Company or any of its Subsidiaries (including any rights plan or agreement) or equity-based awards, nor is there any other agreement to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) register, issue, deliver, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (B) issue, grant, extend or enter into any such subscription, option, warrant, call, convertible securities, stock-based performance units or other similar right, agreement, arrangement or commitment, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a capital contribution or otherwise) in, the Company or any of its Subsidiaries. Except as set forth in Section 4.2(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding.

(b) Section 4.2(b) of the Company Disclosure Letter contains a list setting forth, as of the date of this Agreement, all outstanding Company Options, Company Restricted Stock and all other equity or equity-based awards relating to Company Common Stock, the names of the optionees or grantees thereof, identification of any such optionees or grantees that are not current or former employees, directors or officers of the Company, the date each such Company Option, Company Restricted Stock or other award was granted, the number of shares of Company Common Stock subject to each such Company Option, Company Restricted Stock or underlying each such other award, the expiration date of each such Company Option or other award, any vesting schedule with respect to a Company Option or Company Restricted Stock which is not yet fully vested and the date on which each other award is scheduled to be settled or become free of restrictions, the price at which each such Company Option may be exercised (or base price with respect to stock appreciation rights, if any), and the fair market value of one share of Company Common Stock on the date of grant of each of the foregoing. The exercise price per share of each Company Option was, on the applicable date of grant of the Company Option, no less than the fair market value of one share of Company Common Stock on such grant date.

(c) Section 4.2(c) of the Company Disclosure Letter lists the name, jurisdiction of incorporation, authorized and outstanding shares of capital stock or other equity interests and record and beneficial owners of such capital stock or other equity interests for each Subsidiary. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of the Company’s Subsidiaries, free and clear of any liens, licenses, pledges, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”), and all of such shares or other equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(d) Except as set forth in Section 4.2(d) of the Company Disclosure Letter, and except for the ownership of the Company’s Subsidiaries and for investments held in a fiduciary capacity for the benefit of customers or acquired after the date of this Agreement in satisfaction of debts previously contracted in good faith, neither the Company nor any of its Subsidiaries beneficially owns or controls, directly or indirectly (other than through mutual funds or similar investments), any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity.

(e) The Company does not have outstanding any bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which its stockholders may vote, and neither it nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of its capital stock, voting securities or other equity interests. Neither the Company nor any of its Subsidiaries has any outstanding obligations to repurchase, redeem or otherwise acquire any of its shares of capital stock, voting securities, other equity interests or rights (other than a cashless exercise of Company Options outstanding, and in accordance with the terms in effect, as of the date hereof) or to make any investment (in the form of capital contribution or otherwise) in any person.

4.3. Authority; No Violation. (a) Except as set forth in Section 4.3(a) of the Company Disclosure Letter, the Company has full corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the Required Company Vote (as defined in Section 4.12(b)), to consummate, and to cause Danversbank to consummate, the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by all necessary corporate and stockholder action of the Company (subject, in the case of the consummation of the Merger, to the adoption of this Agreement by the Required Company Vote), and no other corporate or stockholder proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Acquiror) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Except as set forth in Section 4.3(b) of the Company Disclosure Letter, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation or bylaws of the Company or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents, approvals and waiting periods referred to in Section 4.4 are duly obtained or satisfied, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, award, writ, decree or injunction issued, promulgated or entered into by or with any Governmental Entity (as defined in Section 4.4) (each, a “Law”) applicable to the Company or any of its Subsidiaries or any of their respective properties, rights or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both)

upon any of the respective properties, rights or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, permit, concession, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches, defaults or other events which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

4.4. Consents and Approvals. Except for (i) filings of applications or notices with, and approvals or waivers by, the Office of the Massachusetts Commissioner of Banks and the Board of Bank Incorporation of the Commonwealth of Massachusetts relating to the Merger and the Bank Merger, (ii) the obtaining by Acquior of a letter from the Massachusetts Housing Partnership Fund (the “MHPF”) to the Massachusetts Commissioner of Banks stating that Acquiror has made “satisfactory arrangements” with the MHPF, (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus and the filing and declaration of effectiveness of the registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement/Prospectus will be included as a prospectus and any filings or approvals under applicable state securities laws, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) the adoption of this Agreement by the Required Company Vote, (vi) the consents and approvals set forth in Section 4.4 of the Company Disclosure Letter and (vii) the consents, authorizations, approvals, filings and registrations of third parties which are not Governmental Entities, the failure of which to obtain or make would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Acquiror, no consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or self-regulatory organization (each, a “Governmental Entity”) or of or with any other third party by and on behalf of the Company or any of its Subsidiaries (or by or on behalf of Acquiror) are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the Merger, the Bank Merger and the other transactions contemplated hereby.

4.5. SEC Documents; Other Reports; Internal Controls. (a) The Company has filed all required reports, forms, schedules, registration statements and other documents with the SEC since December 31, 2007 (the “Company Reports”) and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Company Reports complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company Reports, and none of the Company Reports when filed with the SEC, and if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Acquiror true, correct and complete copies of all written correspondence between the SEC and the Company and any of its Subsidiaries occurring since January 1, 2008 and prior to the date of this Agreement. There are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with any Governmental Entity (other than the Company Reports) and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of the Company and its Subsidiaries, no Governmental Entity has notified the Company that it has initiated any proceeding or, to the knowledge of the Company, threatened an investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 2007. There is no material unresolved violation or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, the Company or any of its Subsidiaries.

(c) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s board of directors and in Section 4.5(c) of the Company Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. The Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e) The Company has designed, implemented and maintained disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company and its Subsidiaries is made known to the management of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company Reports.

(f) Since December 31, 2007, (x) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the board of directors of the Company or any committee thereof or to any director or officer of the Company.

4.6. Financial Statements; Undisclosed Liabilities. (a) The financial statements of the Company (including any related notes and schedules thereto) included in the Company Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010, as filed with the SEC or (ii) liabilities incurred since December 31, 2009 in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has incurred any material liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement.

4.7. Broker’s Fees. Except for Endicott Financial Advisors, neither the Company nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transaction contemplated by this Agreement. True, correct and complete copies of all agreements with Endicott Financial Advisors relating to any such fees or commissions have been furnished to Acquiror prior to the date hereof.

4.8. Absence of Certain Changes or Events. Since December 31, 2009 (i) no event has occurred or circumstance has arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary and usual course of business consistent with past practices.

4.9. Legal Proceedings. (a) Neither the Company nor any of its Subsidiaries (or, to the knowledge of the Company, any of the current or former directors or executive officers of the Company or any of its Subsidiaries) is a party to any, and there are no pending or, to the best of the Company’s knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations (i) of any material nature against such person (in the case of any such proceeding, claim, action or investigation relating to such a director or executive officer, to the extent related to or affecting the business of the Company or any of its Subsidiaries) or (ii) challenging the validity of the transactions contemplated by this Agreement and as to which (in the case of this clause (ii)) there is a reasonable possibility of an adverse determination.

(b) There is no material injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

(c) Except as set forth in Section 4.9(c) of the Company Disclosure Letter, since January 1, 2009, (i) there have been no subpoenas, written demands, inquiries or information requests received by the Company, any of its Subsidiaries or any affiliate of the Company or any of its Subsidiaries from any Governmental Entity, and (ii) no Governmental Entity has requested that the Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, inquiry or information request.

4.10. Taxes. (a) With respect to the Company or any of its Subsidiaries (i) no audit assessment, dispute or claim concerning any material Tax liability is being conducted, is pending or has been threatened in writing by a Governmental Entity; (ii) each has (x) duly and timely filed (including pursuant to applicable extensions granted without penalty) all material Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (y) timely paid in full all material Taxes due or, where payment is not yet due, has made adequate provision in the financial statements of the Company (in accordance with GAAP) for all such Taxes, whether or not shown as due on such Tax Returns; (iii) no material deficiencies for any Taxes have been proposed, threatened, asserted or assessed in writing against or with respect to any Taxes due by or Tax Returns of the Company or any of its Subsidiaries; (iv) there are no material Liens for Taxes upon the assets of either the Company or its Subsidiaries; and (v) no written claim has ever been made by any Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that it is or may be subject to any material Tax liability by that jurisdiction.

(b) Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a joint, combined, unitary or consolidated Tax Return or (ii) has any material liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(c) Except as set forth in Section 4.10(c) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax indemnity or Tax allocation agreement or similar contract or arrangement.

(d) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(e) None of the Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five (5) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(f) All material Taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to the Company and each Subsidiary have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Governmental Entity. The Company and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (or any similar provision under any state or local law).

(g) Neither the Company nor any of its Subsidiaries has requested or been granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment or collection of, any material Tax.

(h) Neither the Company nor any of its Subsidiaries has entered into or has been a “material advisor” with respect to any transactions that are or would be part of any “reportable transaction” or that could give rise to any list maintenance obligation under Sections 6011, 6111, or 6112 of the Code (or any similar provision under any state or local law) or the regulations thereunder.

(i) Neither Acquiror nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Effective Time as a result of any (i) change in method of accounting either imposed by the Internal Revenue Service or voluntarily made by the Company or any of its Subsidiaries on or prior to the Closing Date, (ii) intercompany transaction (including any intercompany transaction subject to Sections 367 or 482 of the Code) or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or foreign income Tax law), (iii) installment sale or open transaction arising in a taxable period (or portion thereof) ending on or prior to the Closing Date, (iv) a prepaid amount received or paid prior to the Closing Date, (v) deferred gains arising prior to the Closing Date, (vi) deferred cancellation of indebtedness income or (vii) election or transaction which reduced any Tax attribute (including basis in assets).

(j) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(k) The Company has provided Acquiror with complete and accurate information regarding all material Financial Accounting Standards Board (FASB) Interpretation No. 48 matters with respect to the Company and its Subsidiaries, including any work papers and supporting statements relevant to such matters.

(l) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

(m) Neither the Company nor any of its Subsidiaries is or has been an investment company within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.

(n) For purposes of this Agreement:

(i) “Tax” or “Taxes” shall mean all federal, state, local, foreign and other taxes, levies, imposts, assessments, duties, customs, fees, impositions or other similar government charges, including, but not limited to income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, escheat, employment-related, commercial rent or withholding, net worth, occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty, utility, environmental, value-added, recapture or other taxes, including any interest, penalties, fines and additions (to the extent applicable) thereto, whether disputed or not; and

(ii) “Tax Return” shall mean any return, report, declaration, information return or other document (including any related or supporting information) filed with or submitted to, or required to be filed with or submitted to any Governmental Entity with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments, supplements or attached schedules to any of the foregoing.

4.11. Employees; Employee Benefit Plans. (a) Section 4.11(a) of the Company Disclosure Letter contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including multiemployer plans within the meaning of ERISA Section 3(37)), and all stock purchase, stock incentive, severance, employment, loan, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which (i) any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries (“Company Employees”) has had or has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) under which the Company or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Plans”.

(b) With respect to each Plan, the Company has delivered to Acquiror or made available a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications by the Company or any of its Subsidiaries to Company Employees concerning the extent of the benefits provided under a Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Plans at any time within the twelve (12) months immediately following the date hereof and (v) for the three (3) most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Plan has been established and administered in all respects in accordance with its terms, and in all respects in compliance with the applicable provisions of ERISA, the Code and other applicable Laws; (ii) no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with any “ERISA Affiliate” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws; (iii) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability, no “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or failure to meet minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA), whether or not waived, has occurred with respect to any Plan; (iv) neither the Company nor any ERISA Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA; and (v) each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated in good faith compliance with Section 409A of the Code and the guidance promulgated thereunder by the Department of Treasury.

(d) Except as set forth in Section 4.11(d) of the Company Disclosure Letter, (i) each Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (ii) for each Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (iii) no Plan provides post-employment welfare (including health, medical or life insurance) benefits and neither the Company nor any of its Subsidiaries have any obligation to provide any such post-employment welfare benefits now or in the future, other than as required by Section 4980B of the Code; and (iv) there is no present intention that any Plan be materially amended, suspended or terminated, or otherwise modified to adversely change or increase benefits (or the levels thereof) under any Plan at any time within the twelve (12) months immediately following the date hereof.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, with respect to any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) to which the Company or its Subsidiaries has any liability or contributes (or has at any time contributed or had an obligation to contribute): (i) none of the Company or its Subsidiaries has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied or would be subject to such liability if, as of the Closing Date, the Company or its Subsidiaries were to engage in a complete withdrawal (as defined in Section 4023 of ERISA) or partial withdrawal (as defined in Section 4025 of ERISA) from any such multiemployer; and (ii) no such multiemployer plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively).

(f) With respect to any Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, (ii) no facts or circumstances exist that could give rise to any such actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Department of Treasury, the Internal Revenue Service or other governmental agencies are pending or to the knowledge of the Company, threatened.

(g) Except as set forth in Section 4.11(g) of the Company Disclosure Letter, no Plan exists that could (i) result in the payment to any present or former Company Employee of any money or other property, (ii) accelerate or provide any other rights or benefits to any present or former Company Employee or (iii) require the funding of any trust for the benefit of any present or former Company Employee, in each case as a result of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)). Except as set forth in Section 4.11(g), there is no Plan that, individually or collectively, could reasonably be expected to give, or which has given, rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G in connection with the transactions contemplated under this Agreement.

4.12. Board Approval; Stockholder Vote Required. (a) The board of directors of the Company, by resolutions duly adopted by unanimous vote of the entire board of directors at a meeting duly called and held (the “Company Board Approval”), has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders and declared the Merger to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that such matter be submitted for consideration by the stockholders of the Company at the Company Stockholders Meeting (as defined in Section 7.3(a)).

(b) The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock to adopt this Agreement (the “Required Company Vote“) is the only vote of the holders of any class or series of Company capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

(c) The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated hereby from, and this Agreement, the Merger and the other transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state, including Section 203 of the DGCL. The Company has taken all action required to be taken by it in order to make this Agreement, the Merger and the other transactions contemplated hereby comply with, and this Agreement, the Merger and the other transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of the Company’s certificate of incorporation or bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

4.13. Compliance with Applicable Law. (a) The Company and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits, consents, approvals and authorizations which are required for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit, consent, approval or authorization has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and, to the knowledge of the Company, no suspension or cancellation of any such required license, franchise, permit, consent, approval or authorization is threatened. The Company and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Law, including without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act and the Sarbanes-Oxley Act, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information. Neither the Company nor any of its Subsidiaries has knowledge of, or has received notice of, any material default or violations of any applicable Law.

(b) The Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable Law and common law, except where the failure to so administer such accounts would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company, any of its Subsidiaries, or any director, officer or employee of the Company or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.14. Certain Contracts. (a) Except as set forth in Section 4.14(a) to the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC or required to be disclosed by the Company on a Current Report on Form 8-K) to be performed in whole or in part after the date of this Agreement, (ii) which limits the freedom of the Company or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or to use the name Danversbank or any variant thereof, or which requires referrals of business or requires the Company or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis, (iii) which relates to the incurrence of indebtedness (other than deposit liabilities and advances and loans from the FHLB of Boston incurred in the ordinary course of business consistent with past practice) by the Company or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (iv) which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries, (v) which limits the payment of dividends by the Company or any of its Subsidiaries, (vi) which relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, (vii) which relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (viii) which provides for material payments to be made by the Company or any of its Subsidiaries upon a change in control thereof, (ix) which is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $250,000 per annum (other than any such contracts which are terminable by the Company or its applicable Subsidiary on 60 days or less notice without any required payment or other conditions (other than the condition of notice)), (x) which is not of the type described in clauses (i) through (ix) above and which involved payments by, or to, the Company or any of its Subsidiaries in fiscal year ended December 31, 2010, or which could reasonably be expected to involve such payments during fiscal year ending December 31, 2011, of more than $250,000 (other than pursuant to Loans (as defined in Section 4.22(a)) originated or purchased by the Company and its Subsidiaries in the ordinary course of business consistent with past practice), or (xi) which relates to material Proprietary Rights (as defined in Section 4.21) (including permitting the use of the name Danversbank or any variant thereof). Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not publicly disclosed in the Company Reports filed since January 1, 2010 and prior to the date hereof, is referred to herein as a “Company Contract”. The Company has made available to Acquiror true, correct and complete copies of each Company Contract.

(b) (i) Each Company Contract is valid and binding on the Company or its applicable Subsidiary and in full force and effect, and, to the knowledge of the Company, is valid and binding on the other parties thereto, (ii) the Company and each of its Subsidiaries and, to the knowledge of the Company, each of the other parties thereto, have in all material respects performed all obligations required to be performed by it to date under each Company Contract and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, under any such Company Contract. No party to any Company Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, materially change the scope of rights under or fail to renew any Company Contract and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party to any Company Contract, has repudiated in writing any material provision thereof.

(c) Section 4.14(c) of the Company Disclosure Letter contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as excise taxes or tax indemnification payments in respect of income or excise taxes), under any employment, change-in-control, severance or similar contract with any present or former employee, director or consultant of the Company or any of its Subsidiaries and identifying the types and estimated amounts of the in-kind benefits due under any Plans or Company Contract (other than a tax-qualified plan) for each such person, specifying the assumptions in such schedule.

4.15. Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, whether or not set forth in Section 4.15 of the Company Disclosure Letter, a “Company Regulatory Agreement”) any Governmental Entity that restricts, or by its terms will in the future restrict, the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management, its business or its operations, nor has the Company or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting (or is considering the appropriateness of issuing or requesting) any Company Regulatory Agreement. To the knowledge of the Company, there are no investigations relating to any material regulatory matters pending before any Governmental Entity with respect to the Company or any of its Subsidiaries.

4.16. Company Information. The information relating to the Company and its Subsidiaries to be provided by the Company for inclusion in the Proxy Statement/Prospectus, the Form S-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof as relate only to Acquiror or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 (except for such portions thereof as relate only to Acquiror or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.17. Title to Property. (a) The Company and its Subsidiaries have good, valid and marketable title to all real property owned by them free and clear of all Liens, except Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations. All real property and fixtures used in or relevant to the business, operations or financial condition of the Company and its Subsidiaries are in good condition and repair except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by them, free and clear of all Liens (other than Liens (i) for Taxes, assessments and similar charges not yet due or being contested in good faith and (ii) mechanics, materialman’s, carrier’s, repairer’s and other similar Liens arising in the ordinary course of business), except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) All leases of real property and all other leases material to the Company and its Subsidiaries under which the Company or a Subsidiary, as lessee, leases personal property are valid and binding in accordance with their respective terms, and there is not under any such lease any material existing default by the Company or such Subsidiary or, to the knowledge of the Company, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, and, in the case of leased premises, the Company or such Subsidiary quietly enjoys the use of the premises provided for in such lease, except in any such case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 4.17(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all material leases of real property under which the Company or any of its Subsidiaries leases any real property or interests in real property, identifying the owner and address thereof. The Company has made available to Acquiror true, correct and complete copies of each such material lease of real property.

4.18. Insurance. The Company and its Subsidiaries are insured with financially sound insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice. Section 4.18 of the Company Disclosure Letter contains a true, correct and complete list and a brief description (including name of insurer, agent, coverage and expiration date) of all insurance policies in force on the date hereof with respect to the business and assets of the Company and its

Subsidiaries (other than insurance policies under which the Company or any Subsidiary thereof is named as a loss payee, insured or additional insured as a result of its position as a secured lender on specific Loans). The Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

4.19. Environmental Liability. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under common law standards relating to environmental protection, human health or safety, or under any local, state or federal Law relating to the protection of the environment or human health or safety, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), as amended (collectively, the “Environmental Laws”), pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, there are no past, present, or reasonably anticipated future facts, occurrences or circumstances that would reasonably be expected to give rise to any such proceeding, claim, action or governmental investigation that would impose any such liability or obligation. During or, to the knowledge of the Company prior to, the period of (i) its or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (ii) its or any of its Subsidiaries’ participation in the management of any property, or (iii) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials, gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants or other materials regulated pursuant to, or that would reasonably be expected to give rise to liability under Environmental Laws (“Materials of Environmental Concern”) in, on, under or affecting any such property which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law or relating to Materials of Environmental Concern.

4.20. Opinion of Financial Advisor. The Company has received the opinion of Sandler O’Neill + Partners, L.P., dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock.

4.21. Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries owns or possesses, or is licensed or otherwise has the right to use, all proprietary and intellectual property rights, including the right to use the name “Danvers Bancorp”, “Danversbank” or any variant thereof and all trademarks, trade dress, trade names, service marks, domain names, patents, technology, inventions, trade secrets, know-how and copyrights and works of authorship (“Proprietary Rights”), that are used in the conduct of their existing businesses free and clear of all Liens and any claims of ownership by current or former employees or contractors, (ii) neither the Company nor any of its Subsidiaries is bound by or a party to any licenses or agreements of any kind with respect to any Proprietary Rights which it claims to own and (iii) neither the Company nor any of its Subsidiaries is infringing, diluting, misappropriating or violating, nor has the Company or any of its Subsidiaries received any communications alleging that any of them has infringed, diluted, misappropriated or violated, any of the Proprietary Rights of any other person. To the Company’s knowledge, no other person is infringing, diluting, misappropriating or violating, nor has the Company or any of its Subsidiaries sent any communications alleging that any person has infringed, diluted, misappropriated or violated, any of the Proprietary Rights of the Company and its Subsidiaries. The Company and each of its Subsidiaries take all reasonable actions to protect and maintain all (a) material Proprietary Rights and (b) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements. The Company’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment (the “IT Assets”) operate and perform in all material respects as required by the Company in connection with its business, and have not materially malfunctioned or failed within the past two (2) years. To the Company’s knowledge, no person has gained unauthorized access to the IT Assets. The Company has implemented reasonable backup and disaster recovery technology consistent with industry practices.

4.22. Loan Matters. (a) (i) Section 4.22(a) of the Company Disclosure Letter sets forth a list of all loans and other extensions of credit (including commitments to extend credit) (“Loans”) as of the date hereof by the Company and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Board of Governors of the Federal Reserve System (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(b) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Section 4.22(d) of the Company Disclosure Letter identifies (A) each Loan that as of December 31, 2010 had an outstanding balance and/or unfunded commitment of $250,000 or more and that as of such date (i) was contractually past due ninety (90) days or more in the payment of principal and/or interest, (ii) was on non-accrual status, (iii) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import) by the Company, any of its Subsidiaries or any applicable regulatory authority, (iv) as to which a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the Loans are less than ninety (90) days past due, (v) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (vi) where a specific reserve allocation exists in connection therewith, or (vii) which is required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 and (B) each asset of the Company or any of its Subsidiaries that as of December 31, 2010 was classified as other real estate owned or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date. For each Loan identified in response to clause (A) above, Section 4.22(d) of the Company Disclosure Letter sets forth the outstanding balance on each such Loan and the identity of the borrower thereunder.

(e) Each outstanding Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Company’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by the Company or its Subsidiaries and are complete and correct in all material respects.

4.23. Allowance for Loan Losses. The Company’s allowance for loan losses is in compliance with the Company’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is adequate under all such standards.

4.24. Transactions with Affiliates. Except as set forth in Section 4.24 of the Company Disclosure Letter, there are no agreements, contracts, plans, arrangements or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) record or beneficial owner of five percent (5%) or more of the voting securities of the Company, (iii) affiliate or family member of any such officer, director or record or beneficial owner or (iv) any other affiliate of the Company, on the other hand, except those of a type available to employees of the Company generally. As used in this Agreement, “affiliate” means (unless otherwise specified), with respect to any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified person and “control,” with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

4.25. Community Reinvestment Act Compliance. Danversbank is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder (collectively, “CRA”) and has received a CRA rating of “satisfactory” in its most recently completed exam, and the Company has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in Danversbank having its current rating lowered.

4.26. Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or is bound by or is currently negotiating any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither the Company nor any of its Subsidiaries is the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor, to the Company’s knowledge, is any such proceeding threatened, and there is no strike or other material labor dispute or disputes involving it or any of its Subsidiaries pending, or to the Company’s knowledge, threatened. To the knowledge of the Company, there is no activity involving its or any of its Subsidiaries’ employees involving an attempt to certify a collective bargaining unit or other organizational activity. No material action, suit, complaint, charge, arbitration, inquiry, proceeding or, to the Company’s knowledge, claim or investigation by or before any court, governmental agency, administrative agency or commission brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company or any of its Subsidiaries’ employees is pending or, to the best knowledge of the Company, threatened. The Company and each of its Subsidiaries is in material compliance with all applicable laws, agreements, contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, and each individual who is treated by the Company or its Subsidiaries as an exempt employee under any federal or state law, or as an independent contractor, is properly so treated under applicable law. As of the date hereof, neither the Company nor any of its Subsidiaries have closed any plant or facility or effectuated any layoffs of employees, nor has any such action or program been announced for the future, that would reasonably be expected to give rise to any material liability under the Worker Adjustment and Retraining Notification Act or any similar state or local law or regulation.

4.27. Derivative Instruments and Transactions. (a) All Derivative Transactions (as defined in Section 4.27(b)) whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, (i) were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time, (ii) are legal, valid and binding obligations of the Company or one of its Subsidiaries and, to the knowledge of the Company, each of the counterparties thereto and (iii) to the knowledge of the Company are in full force and effect and enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Company or its Subsidiaries and, to the knowledge of the Company, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the knowledge of the Company, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position as of September 30, 2010 of the Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied.

(b) For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

4.28. Approvals. As of the date of this Agreement, the Company knows of no reason relating to it or its Subsidiaries why all regulatory approvals from any Governmental Entity required to consummate the transactions contemplated hereby should not be obtained on a timely basis.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Prior to the execution of this Agreement, Acquiror has delivered to the Company a letter listing, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations and warranties contained in this Article V or to one of the negative covenants contained in Article VI (the “Acquiror Disclosure Letter”), it being understood and agreed that each item in a particular section of the Acquiror Disclosure Letter applies only to such section, any section or subsection specifically referenced or cross-referenced and to any other section to which its relevance is reasonably apparent. Acquiror hereby represents and warrants to the Company that, other than with respect to Section 5.8, except as disclosed or specifically incorporated by reference in Acquiror Reports (as defined in Section 5.5(a)) filed and publicly available prior to the date of this Agreement and on or after January 1, 2010 (excluding any disclosures set forth in any “risk factor” section thereof or any other disclosures included in such filings that are cautionary, predictive or forward looking in nature):

5.1. Corporate Organization.

(a) Acquiror is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Acquiror is duly registered as a savings and loan holding company under the Home

Owners’ Loan Act, as amended, and the regulations of the OTS thereunder. Acquiror has all requisite corporate power and authority to own, lease or operate all of its properties, rights and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. The copies of the certificate of incorporation and bylaws of Acquiror which have been made available to the Company, are true, correct and complete copies of such documents as in full force and effect as of the date of this Agreement.

(b) Each Significant Subsidiary of Acquiror (i) is duly organized and validly existing as a savings bank, corporation, partnership or other entity and is in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate or other power and authority to own or lease its properties, rights and assets and to carry on its business as now conducted, except, in the case of clauses (ii) and (iii), where the failure to be so licensed or qualified to do business or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. “Significant Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X under the Exchange Act.

5.2. Capitalization.

(a) The authorized capital stock of Acquiror consists of 1,950,000,000 shares of Acquiror Common Stock and 50,000,000 shares of Acquiror Preferred Stock. As of the date of this Agreement, there were 362,278,696 shares of Acquiror Common Stock outstanding (including 3,167,248 shares of Acquiror Common Stock held by a third party trustee and reserved for future awards pursuant to the Acquiror 2007 Recognition and Retention Plan) and no shares of Acquiror Preferred Stock outstanding. As of the date of this Agreement, no shares of Acquiror Common Stock or Acquiror Preferred Stock were reserved for issuance, except for (i) an aggregate of 11,461,653 shares of Acquiror Common Stock reserved for issuance upon the exercise of options to purchase Acquiror Common Stock, (ii) 7,323,787 shares of Acquiror Common Stock reserved for issuance pursuant to the Acquiror 2008 Long-Term Incentive Plan, (iii) 6,318,679 shares of Acquiror Common Stock reserved for issuance pursuant to the Acquiror 2007 Stock Option Plan, (iv) 255,948 shares of Acquiror Common Stock reserved for issuance pursuant to the Acquiror Directors’ Equity Compensation Plan and (v) 144,400 shares of Acquiror Common Stock reserved for issuance upon exercise of warrants assumed in connection with Acquiror’s acquisition of Smithtown Bancorp, Inc. All of the issued and outstanding shares of Acquiror Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as set forth in this Section 5.2, neither Acquiror nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, convertible securities, preemptive rights, redemption rights, stock appreciation rights, stock-based performance units or other similar rights, agreements, arrangements or commitments of any character relating to the purchase or issuance of any shares of Acquiror’s capital securities or other equity securities of Acquiror or any securities representing the right to purchase or otherwise receive any shares of Acquiror’s capital securities or equity-based awards, nor is there any agreement, to which Acquiror or any of its Subsidiaries is a party obligating Acquiror or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of Acquiror or securities convertible into or exchangeable or exercisable for such shares or equity interests, (B) issue, grant, extend or enter into any such subscription, option, warrant, call, convertible securities, stock-based performance units or other similar right, agreement, arrangement or commitment or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests. The shares of Acquiror Common Stock to be issued pursuant to the Merger have been duly authorized and, upon issuance thereof at or following the

Effective Time pursuant to the terms of this Agreement, all such shares will be validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Acquiror owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of Acquiror’s Significant Subsidiaries, free and clear of any Liens, and all of such shares or other equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

5.3. Authority; No Violation. (a) Except as set forth in Section 5.3 of the Acquiror Disclosure Letter, Acquiror has full corporate power and authority to execute and deliver this Agreement and to consummate, and to cause People’s United Bank to consummate, the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Acquiror of the transactions contemplated hereby have been duly and validly approved by all necessary corporate and stockholder action of Acquiror, and no other corporate or stockholder proceedings on the part of Acquiror is necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquiror and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Acquiror, nor the consummation by Acquiror of the transactions contemplated hereby, nor compliance by Acquiror with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation, bylaws or similar governing documents of Acquiror or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents, approvals and waiting periods referred to in Section 5.4 are duly obtained or satisfied, (x) violate any Law applicable to Acquiror or any of its Subsidiaries or any of their respective properties, rights or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties, rights or assets of Acquiror or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, permit, concession, franchise or other instrument or obligation to which Acquiror or any of its Subsidiaries is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches, defaults or other events which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

5.4. Consents and Approvals. Except for (i) filings of applications or notices with, and approvals or waivers by, the Office of Thrift Supervision (the “OTS”), the Office of the Massachusetts Commissioner of Banks and the Board of Bank Incorporation of the Commonwealth of Massachusetts relating to the Merger and the Bank Merger, (ii) the obtaining by Acquiror of a letter from the MHPF to the Massachusetts Commissioner of Banks stating that Acquiror has made “satisfactory arrangements” with the MHPF, (iii) the filing with the SEC of the Proxy Statement/Prospectus and the filing and declaration of effectiveness of the registration statement on Form S-4 in which the Proxy Statement/Prospectus will be included as a prospectus and any filings or approvals under applicable state securities laws, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) the adoption of this Agreement by the Required Company Vote, (vi) the consents and approvals set forth in Section 5.4 of the Acquiror Disclosure Letter, (vii) the consents, authorizations, approvals, filings or exemptions in connection with the applicable provisions of federal or state securities Laws or the rules or regulations of any applicable self-regulatory organization, in any such case relating to the regulation of broker-dealers, investment companies and investment advisors and (viii) the consents, authorizations, approvals, filings and registrations of third parties which are not Governmental Entities, the failure of which to obtain or make would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, no consents or approvals of, or filings or registrations with, any Governmental Entity or of or with any other third party by and on behalf of Acquiror are necessary in connection with (A) the execution and delivery by Acquiror of this Agreement and (B) the consummation by Acquiror of the Merger, the Bank Merger and the other transactions contemplated hereby.

5.5. SEC Documents; Other Reports; Internal Controls. (a) Acquiror has filed all required reports, forms, schedules, registration statements and other documents with the SEC since December 31, 2007 (the “Acquiror Reports”) and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Acquiror Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Acquiror Reports, and none of the Acquiror Reports when filed with the SEC, and if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Acquiror Reports. None of Acquiror’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) Acquiror and each of its Subsidiaries have timely filed all reports, schedules, forms, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with any Governmental Entity (other than Acquiror Reports) and have paid all fees and assessments due and payable in connection therewith. Except for as set forth in Section 5.5(b) of the Acquiror Disclosure Letter and except for normal examinations conducted by a Governmental Entity in the regular course of the business of Acquiror and its Subsidiaries, no Governmental Entity has notified Acquiror that it has initiated any proceeding or, to the knowledge of Acquiror, threatened an investigation into the business or operations of Acquiror or any of its Subsidiaries since December 31, 2007 which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. There is no material unresolved violation or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, Acquiror or any of its Subsidiaries.

(c) Acquiror has disclosed, based on its most recent evaluation prior to the date hereof, to Acquiror’s auditors and the audit committee of Acquiror’s board of directors and in Section 5.5(c) of the Acquiror Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Acquiror’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror’s internal controls over financial reporting.

(d) The records, systems, controls, data and information of Acquiror and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Acquiror or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Acquiror and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e) Acquiror has designed, implemented and maintained disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Acquiror and its Subsidiaries is made known to the management of Acquiror by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Acquiror Reports.

(f) Since December 31, 2007, (x) neither Acquiror nor any of its Subsidiaries nor, to the knowledge of Acquiror, any director, officer, employee, auditor, accountant or representative of Acquiror or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Acquiror or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Acquiror or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing Acquiror or any of its Subsidiaries, whether or not employed by Acquiror or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Acquiror or any of its officers, directors, employees or agents to the board of directors of Acquiror or any committee thereof or to any director or officer of Acquiror.

5.6. Financial Statements; Undisclosed Liabilities. (a) The financial statements of Acquiror (including any related notes and schedules thereto) included in the Acquiror Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of Acquiror and its Subsidiaries and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of Acquiror and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of Acquiror included in its Quarterly Report filed on Form 10-Q for the fiscal quarter ended September 30, 2010, as filed with the SEC or (ii) liabilities incurred since December 31, 2009 in the ordinary course of business consistent with past practice, neither Acquiror nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect on Acquiror.

5.7. Broker’s Fees. Except for Keefe, Bruyette & Woods, Inc., whose fees and expenses shall be paid by Acquiror, neither Acquiror nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transaction contemplated by this Agreement.

5.8. Absence of Certain Changes or Events. Since December 31, 2009, no event has occurred or circumstance has arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

5.9. Legal Proceedings. (a) Except as set forth in Section 5.9(a) of the Acquiror Disclosure Letter, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Acquiror’s knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Acquiror or any of its Subsidiaries or challenging the validity of the transactions contemplated by this Agreement as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

(b) There is no injunction, order, judgment, settlement, decree, or regulatory restriction specifically imposed upon Acquiror, any of its Subsidiaries or the assets of Acquiror or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

5.10. Board Approval; No Stockholder Vote Required. (a) The board of directors of Acquiror has duly approved this Agreement, the Merger and the other transactions contemplated hereby and has declared it advisable for Acquiror to enter into this Agreement.

(b) No vote of the holders of shares of Acquiror Common Stock is necessary to approve and adopt this Agreement and the transactions contemplated hereby.

5.11. Compliance with Applicable Law. Acquiror and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits, consents, approvals and authorizations which are required for the lawful conduct of their respective businesses and ownership of their respective properties and assets under and pursuant to applicable Law, and have complied with and are not in default or violation of any, applicable Law relating to Acquiror or any of its Subsidiaries, except where the failure to hold such license, franchise, permit, consent, approval or authorization or such noncompliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, and except as disclosed in the Acquiror Reports filed since January 1, 2010 and prior to the date of this Agreement, neither Acquiror nor any of its Subsidiaries knows of, or has received notice of, any material default or violations of applicable. Acquiror and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Law, including without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act and the Sarbanes-Oxley Act, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information.

5.12. Agreements with Regulatory Agencies. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, whether or not set forth in Section 5.12 of the Acquiror Disclosure Letter, “Acquiror Regulatory Agreement”), any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations, nor has Acquiror or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting (or is considering the appropriateness of issuing or requesting) any Acquiror Regulatory Agreement. To the knowledge of Acquiror, there are no investigations relating to any material regulatory matters pending before any Governmental Entity with respect to Acquiror or any of its Subsidiaries.

5.13. Acquiror Information. The information relating to Acquiror and its Subsidiaries to be provided by Acquiror for inclusion in the Proxy Statement/Prospectus, the Form S-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 (except for such portions thereof as relate only to the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

5.14. Approvals. As of the date of this Agreement, Acquiror knows of no reason relating to it or its Subsidiaries why all regulatory approvals from any Governmental Entity required to consummate the transactions contemplated hereby should not be obtained on a timely basis.

5.15. Tax-Free Reorganization Treatment. Acquiror has not taken or agreed to take any action and has no knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

5.16. Available Funds. Acquiror has, and as of the Closing Date will have, available funds necessary to satisfy its obligations in connection with the Merger and the transactions contemplated hereby. Acquiror anticipates that, on a pro forma basis, upon consummation of the transactions contemplated hereby, it and People’s United Bank will have the capital levels required to be “well capitalized” on a consolidated basis under applicable law.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1. Conduct of Business Prior to the Effective Time. Except as otherwise expressly contemplated or permitted by this Agreement or with the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to (i) conduct its business only in the usual, regular and ordinary course consistent with past practice, (ii) maintain and preserve intact its business organization, and its rights, authorizations, franchises and other authorizations issued by Governmental Entities, preserve its advantageous business relationships with customers, vendors and others doing business with it and retain the services of its officers and key employees and (iii) not take any action which would reasonably be expected to adversely affect or delay (x) the receipt of any approvals of any Governmental Entity required to consummate the transactions contemplated hereby or (y) the consummation of the transactions contemplated hereby.

6.2. Company Forbearances. Except as expressly contemplated or permitted by this Agreement or as set forth in Section 6.2 of the Company Disclosure Letter, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed):

(a) (i) adjust, split, combine or reclassify any capital stock or other equity interest; (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity interest or any securities or obligations convertible into or exercisable or exchangeable for any shares of its capital stock or other equity interest or stock appreciation rights or grant any person any right to acquire any shares of its capital stock or other equity interest, other than (A) regular quarterly cash dividends on Company Common Stock equal to the rate paid during the fiscal quarter immediately preceding the date hereof with record and payment dates consistent with past practice (subject to the Company’s obligations pursuant to Section 6.4); provided, however, that no dividend shall be paid by the Company on Company Common Stock if the Company shall be required to borrow funds to do so; and (B) dividends paid by any of the Subsidiaries of the Company so long as such dividends are only paid to the Company or any of its other wholly owned Subsidiaries; provided that no such dividend shall cause Danversbank to cease to qualify as a “well capitalized” institution under the prompt corrective action provisions of the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder; (iii) or issue or grant or commit to issue or grant any additional shares of capital stock or other equity interest (except pursuant to the exercise of Company Options outstanding as of the date hereof and disclosed in Section 4.2(a) of the Company Disclosure Letter), or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any additional shares of capital stock or other equity interest (including Company Options);

(b) enter into any new line of business or change its lending, investment, risk and asset-liability management and other material banking or operating policies or practices in any material respect, except as required by Law or by policies imposed by a Governmental Entity;

(c) sell, license, lease, transfer, mortgage, encumber or otherwise dispose of or discontinue, or abandon or fail to maintain, any of its material rights, assets, deposits, business or properties or cancel or release any material indebtedness owed to the Company or any of its Subsidiaries or any claims held by the Company or any of its Subsidiaries, except (i) sales of Loans and sales of investment securities subject to repurchase, in each case in the ordinary course of business consistent with past practice or (ii) as expressly required by the terms of any contracts or agreements in force at the date of this Agreement and set out in Section 6.2(c) of the Company Disclosure Letter;

(d) make any acquisition of or investment in any other person, by purchase or other acquisition of stock or other equity interests (other than in a fiduciary capacity in the ordinary course of business consistent with past practice), by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital; or make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any person other than a wholly owned Subsidiary of the Company, except in each case for (i) foreclosures, settlements in lieu of foreclosures, troubled debt restructurings and other similar acquisitions in connection with securing or collecting debts previously contracted, (ii) in a fiduciary or similar capacity and (iii) transactions that, together with all other such transactions, are not material to the Company, and in each case in the ordinary course of business consistent with past practice;

(e) foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA §101(35), 42 U.S.C. §9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws;

(f) enter into, renew, extend or terminate (i) any lease, license, contract or other agreement that calls for aggregate annual payments of $100,000 or more, (ii) any Company Contract (or any contract or agreement that would have been a Company Contract if it had been in effect on the date hereof) or (iii) any agreement referenced in Section 4.7 (or any other agreement with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement) or any agreement, contract, plan, arrangement or other transaction of the type described in Section 4.24 (other than the settlement agreements to be entered into on the date hereof as set forth on Section 4.11(a) to the Company Disclosure Letter); or make any material change in any of such Loans, leases, licenses, contracts or other agreements, other than in the case of clauses (i) and (ii), renewals of such leases, licenses, contracts or other agreements for a term of one (1) year or less without material changes to the terms thereof;

(g) except as required by Law or any Plan disclosed in Section 4.11(a) of the Company Disclosure Letter, as expressly provided in Section 2.6 of this Agreement or as set forth in Section 6.2(g) of the Company Disclosure Letter: (i) increase (or decrease) the compensation or benefits of any Company Employee except for normal annual rates of base salary increases to Company Employees in the ordinary course of business consistent with past practice provided that such increases shall not result in an annual adjustment in total compensation of more than 5% for any individual or of more than 3% in aggregate; (ii) grant or pay any change-in-control, retention bonus, severance or termination pay to any Company

Employee; (iii) loan or advance any money or other property to, or sell, transfer or lease any properties, rights or assets to, any Company Employee; (iv) establish, adopt, enter into, amend, terminate or grant any waiver or consent under any Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement; (v) grant any equity or equity-based awards; or (vi) hire any Company Employee except to hire persons as at-will employees to fill vacancies that may arise from time to time in the ordinary course provided that the annual rate of salary for each such person is no more than $100,000;

(h) Except as set forth in Section 6.2(h) of the Company Disclosure Letter, (i) make, or commit to make, any capital expenditures in excess of $50,000 in the aggregate or (ii) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other person (other than deposits and similar liabilities in the ordinary course of business consistent with past practice, indebtedness of the Company’s Subsidiaries to the Company or any of its wholly owned Subsidiaries and indebtedness under existing lines of credit and renewals or extensions thereof);

(i) Except as set forth in Section 6.2(i) of the Company Disclosure Letter or as required by Law, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility;

(j) except for Loans or commitments for Loans that have previously been approved by the Company prior to the date of this Agreement, without previously notifying and consulting with Acquiror, make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan (A) equal to or greater than $10,000,000 or (B) (x) that is not made in conformity, in all material respects, with the Company’s ordinary course lending policies and guidelines in effect as of the date hereof and (y) in excess of $5,000,000, or which increases an existing Loan by more than 25% or $5,000,000;

(k) except as otherwise expressly permitted elsewhere in this Section 6.2, engage or participate in any material transaction (other than furnishing information and participating in discussions to the extent permitted by Section 7.4) or incur or sustain any material obligation, in each case, other than in the ordinary course of business consistent with past practice;

(l) except pursuant to agreements or arrangements in effect on the date hereof and specified in Section 6.2(l) of the Company Disclosure Letter, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their family members, or any affiliates or associates (as such term is defined under the Exchange Act) of any of its officers or directors other than Loans originated in the ordinary course of the business of the Company and its Subsidiaries, and, in the case of any such agreements or arrangements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 6.2;

(m) settle any claim, action or proceeding involving monetary damages in excess of $50,000, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(n) (i) adopt or implement any amendment of its certificate of incorporation, bylaws or similar governing documents, or enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any person (other than consolidations, mergers or reorganizations solely among wholly owned subsidiaries of the Company), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto or (ii) take any action to exempt any person, other than Acquiror, from DGCL Section 203 or any other applicable anti-takeover Laws or any takeover-related provisions in the Company’s certificate of incorporation or bylaws;

(o) except as required by Law, materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(p) except as required by Law, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans or (ii) its hedging practices and policies;

(q) take any action that is intended or may reasonably be expected to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) in any of the conditions to the Merger set forth in Section 8.1 or 8.2 not being satisfied or in a Requisite Regulatory Approval (as defined in Section 8.1(b)) or Bank Merger Approval (as defined in Section 8.2(d)) not being obtained on a timely basis or (iii) a material violation of any provision of this Agreement;

(r) make any changes in its methods, practices or policies of financial or Tax accounting, except as may be required under Law, rule, regulation or GAAP;

(s) enter into any securitizations of any Loans or create any special purpose funding or variable interest entity;

(t) introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

(u) except as required by Law, make or change any Tax election, file any amended Tax Returns, settle or compromise any material Tax liability of the Company or any of its Subsidiaries, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes of the Company or any of its Subsidiaries, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund; or

(v) agree to, or make any commitment to, take any of the actions prohibited by this Section 6.2.

6.3. Acquiror Forbearances. Except as expressly contemplated or permitted by this Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, Acquiror shall not, without the prior written consent of the Company, (a) amend its certificate of incorporation or bylaws in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Company Common Stock or (b) knowingly take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 8 not being satisfied.

6.4. Company Dividends. Except as set forth in Section 6.4 of the Company Disclosure Letter, from the date hereof until the Effective Time, the Company shall consult with Acquiror regarding the record dates and the payment dates relating to any dividends in respect of Company Common Stock, it being the intention of the Company and Acquiror that holders of Company Common Stock shall not receive two dividends (or fail to receive one dividend), for any single calendar quarter with respect to their shares of Company Common Stock and/or any Acquiror Common Stock that any such holder receives in exchange therefor pursuant to the Merger.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Regulatory Matters. (a) Acquiror and the Company shall cooperate in preparing and promptly cause to be filed with the SEC the Proxy Statement/Prospectus and the Form S-4. Each of Acquiror and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and the Company shall mail or deliver the Proxy Statement/Prospectus to its stockholders as promptly as practicable after the Form S-4 is declared effective. Acquiror and the Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC.

(b) Subject to the other provisions of this Agreement, Acquiror and the Company agree to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities.

(c) Acquiror and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Acquiror and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder.

(d) Acquiror and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval or Bank Merger Approval will not be obtained or that the receipt of any such approval will be materially delayed or conditioned.

7.2. Access to Information. (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Acquiror access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records (including Tax Returns and work papers of independent auditors), and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of the Company and its Subsidiaries, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Acquiror (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal securities laws or federal or state banking, lending, financing or leasing or consumer finance or protection Laws (other than reports or documents which the Company is not permitted to disclose under applicable Law) and (ii) all other information concerning its business, properties and personnel as Acquiror may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law applicable to the institution in possession or control of such information. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Acquiror shall hold all information furnished by the Company or any of its Subsidiaries or representatives pursuant to Section 7.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated January 10, 2011, between Acquiror and the Company (the “Confidentiality Agreement”).

(c) No investigation by any of the parties or their respective representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of the others set forth herein.

7.3. Stockholder Approval. (a) The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “Company Stockholders Meeting”) for the purpose of obtaining the Required Company Vote and, subject to Section 7.3(b), shall take all lawful action to solicit the adoption of this Agreement by such stockholders. The board of directors of the Company shall recommend adoption of this

Agreement by the stockholders of the Company (the “Company Recommendation”) in the Proxy Statement/Prospectus and shall not directly or indirectly (x) withdraw, modify or qualify in any manner adverse to Acquiror such recommendation or (y) take any other action or make any other public statement in connection with the Company Stockholders Meeting, or in reference to an Acquisition Proposal (as defined in Section 7.4(b)), that is inconsistent with such recommendation (any action or public statement described in clause (x) or (y) being referred to as a “Change in Company Recommendation”), except as and to the extent expressly permitted by Section 7.3(b). Notwithstanding any Change in Company Recommendation, this Agreement shall be submitted to the stockholders of the Company at the Company Stockholders Meeting for the purpose of voting on the adoption of this Agreement and nothing contained herein shall be deemed to relieve the Company of such obligation; provided, however, that if the board of directors of the Company shall have effected a Change in Company Recommendation, then the board of directors of the Company may submit this Agreement to the Company’s stockholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of the Company may communicate the basis for its lack of a recommendation to the Company’s stockholders in the Proxy Statement/Prospectus and the Form S-4 or an appropriate amendment or supplement thereto to the extent required by applicable Law.

(b) Notwithstanding the foregoing, prior to the date of the Company Stockholders Meeting, the Company and its board of directors shall be permitted to effect a Change in Company Recommendation if and only to the extent that:

(i) it has complied in all material respects with Section 7.4,

(ii) its board of directors, based on the advice of its outside counsel, determines in good faith that failure to take such action would result in a violation of its fiduciary duties under applicable Law, and

(iii) if the Company’s board of directors intends to effect a Change in Company Recommendation following and as a result of an Acquisition Proposal, (A) such Acquisition Proposal was unsolicited and the Company’s board of directors has concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined in Section 7.4(c)) after giving effect to all of the adjustments which may be offered by Acquiror pursuant to clause (C) below, (B) the Company has notified Acquiror in writing, at least five (5) Business Days in advance, of its intention to effect a Change in Company Recommendation (the “Notice Period”), specifying the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and furnishing to Acquiror a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and all other material documents and (C) during the Notice Period, and in any event, prior to effecting such a Change in Company Recommendation, the Company has negotiated, and has caused its financial and legal advisors to negotiate, with Acquiror in good faith (to the extent Acquiror desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Acquiror and to again comply with the requirements of this Section 7.3(b) with respect to such new written notice, except that the Notice Period shall be reduced to three (3) Business Days.

7.4. Acquisition Proposals. (a) From the date hereof until the Effective Time or, if earlier, the date on which this Agreement is terminated in accordance with Article IX, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective officers, directors, employees, agents, affiliates and representatives (including any investment bankers, attorneys or accountants retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate (including by way of providing information) the submission of any inquiries, proposals or offers (whether firm or hypothetical) or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Acquisition Proposal, (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal (other than discussions or requests for and receipt of information to ascertain the terms of any such Acquisition Proposal), (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (iv) approve or recommend, or publicly propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal, (v) enter into any agreement or agreement in principle requiring, directly or indirectly, the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vi) publicly propose or agree to do any of the foregoing. Notwithstanding the foregoing provisions of this Section 7.4(a), in the event that the Company receives an unsolicited bona fide written Acquisition Proposal after the date of this Agreement and the Company’s board of directors concludes in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, the Company may, and may permit its Subsidiaries and its and their officers, directors, employees, agents, affiliates and representatives to, prior to (but not after) the date of the Company Stockholders Meeting, take any action described in clause (ii) above to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel) that failure to take such actions would result in a violation of its fiduciary duties under applicable Law; provided, however, that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, the Company shall have entered into a written confidentiality agreement with such third party on terms no less favorable to the Company than the Confidentiality Agreement; and provided, further, that the Company shall contemporaneously provide Acquiror with any non-public information concerning the Company or its Subsidiaries provided to such person which was not previously provided to Acquiror (or its representatives).

(b) For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any person (other than Acquiror or any of its Subsidiaries) relating to any direct or indirect (i) acquisition, purchase or sale of a business, deposits or assets that constitute 15% or more of the consolidated business, revenues, net income, assets (including stock of the Company’s Subsidiaries) or deposits of the Company and its Subsidiaries, (ii) merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, or (iii) purchase or sale of, or tender or exchange offer (including a self-tender offer) for, securities of the Company or any of its Subsidiaries that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 15% or more of the equity or total voting power of the Company, any of its Subsidiaries or the surviving parent entity in such transaction.

(c) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal to acquire, directly or indirectly, a majority of the total voting power of the Company (or a majority of the total voting power of the resulting or surviving entity of such transaction or the ultimate parent of such resulting or surviving entity), which the board of directors of the Company concludes in good faith, after consultation with its financial advisors and receiving the advice of its outside counsel, taking into account timing and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement and (ii) is reasonably likely to be consummated on the terms proposed.

(d) The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Acquiror with respect to any Acquisition Proposal, will use its reasonable best efforts to enforce any confidentiality, standstill or similar agreement relating to an Acquisition Proposal, including by requiring the other parties thereto to promptly return or destroy any confidential information previously furnished by or on behalf of the Company thereunder, and will not waive or amend any provision of any such agreement. The Company will promptly (and in all events within 24 hours) following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal advise Acquiror of the material terms thereof (including the identity of the person making such Acquisition Proposal), and will keep Acquiror apprised of any related developments, discussions and negotiations and the status and terms thereof (including providing Acquiror with a copy of all material documentation and correspondence relating thereto) on a reasonably current basis. Without limiting the foregoing, the Company shall notify Acquiror orally and in writing within 24 hours after it enters into discussions or negotiations with another person regarding an Acquisition Proposal, executes and delivers a confidentiality agreement with another person in connection with an Acquisition Proposal, or provides non-public information or data to another person in connection with an Acquisition Proposal.

(e) Nothing contained in this Agreement shall prevent the Company or its board of directors from complying with Rule 14d-9 and Rule 14e-2(a)(2)-(3) promulgated under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; and provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in Company Recommendation unless the board of directors of the Company expressly and concurrently reaffirms the Company Recommendation.

7.5. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of Acquiror and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Acquiror or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement. In furtherance of the foregoing, to the extent that any consents of, or notices to, third parties are required under any contract, lease or agreement to which the Company or any of its Subsidiaries is a party, the Company shall use reasonable best efforts to obtain such consents or provide such notice prior to the Effective Time.

(b) Subject to the terms and conditions of this Agreement, each of Acquiror and the Company agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including using reasonable best efforts to (i) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and (ii) defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.

7.6. Employees; Employee Benefit Plans.

(a) On or as soon as practicable following the Effective Time, the Company Employees who are employees of the Company or a Subsidiary of the Company at the Effective Time (the “Covered Employees”) shall become eligible to participate in the employee benefit plans sponsored or maintained by Acquiror or People’s United Bank, as applicable (excluding equity-based plans and defined benefit pension plans) (the “Acquiror Plans”) in which similarly situated employees of Acquiror or People’s United Bank, as applicable, participate, to the same extent as similarly situated employees of Acquiror or People’s United Bank, as applicable, so participate (it being understood that inclusion of Company Employees in such employee benefit plans may occur at different times with respect to different plans). Until such time, such Company Employees shall continue to participate in the Plans (excluding equity-based Plans and any Company Common Stock fund feature of the Company’s 401(k) Plan) in which each such Company Employee participated before the Effective Time on the same terms as in effect immediately prior to the Effective Time); provided, however, that (i) nothing contained herein shall require Acquiror or any of its Subsidiaries to make any grants to any Company Employee under any equity-based plans, it being understood that any such grants are completely discretionary and (ii) nothing contained herein shall require a Company Employee’s participation in Acquiror’s or any of its Subsidiaries’ defined benefit pension plan.

(b) With respect to each Acquiror Plan, for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement (but not for accrual of benefits under any Acquiror Plan, including any post-retirement welfare benefit plan of Acquiror), service by a Covered Employee with the Company or any Subsidiary shall be recognized to the same extent such service was recognized immediately prior to the Effective Time under a comparable Plan in which such Covered Employee was a participant immediately before the Effective Time, or if there is no such comparable employee benefit plan, to the same extent such service was recognized under the Company 401(k) Plan immediately prior to the Effective Time to the extent applicable; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. For purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations with respect to any Acquiror Plan, service by a Covered Employee with the Company or any Subsidiary shall be treated as service with the Acquiror or People’s United Bank, as applicable, to the same extent as would apply had such service been rendered to Acquiror or People’s United Bank; provided, however, that such service shall not be recognized to the extent that such recognition would result in duplication of benefits. Each Acquiror Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Plan. The Company Employees shall be given credit for amounts paid under a corresponding Company or any Subsidiary benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Acquiror Plan during the applicable plan year.

(c) The Company may grant retention bonuses to such Company Employees and in such amounts, as may be determined by the Company in its discretion (up to an aggregate maximum amount), and the Company or its Subsidiary may pay such retention bonuses, in each such case as set forth in Section 7.6(c) of the Company Disclosure Letter.

(d) During the one-year period commencing as of the Effective Date, Acquiror and its Subsidiaries shall honor, with respect to Company Employees employed as of the Effective Time, the Company Change in Control Severance Pay Plan (the “Company Severance Pay Plan”) as in effect as of the date of this Agreement and disclosed in Section 4.11(a) of the Company Disclosure Letter in connection with the termination of employment of any Company Employee (excluding any employee who is party to an employment agreement, change-in-control agreement or any other agreement which provides for severance payments), in such amounts, at such times and upon such conditions as set forth in the Company Severance Pay Plan.

(e) The Company and its Subsidiaries shall continue to accrue annual cash bonuses for Company Employees in the ordinary course consistent with both past practices and subject to the provisions set forth in Section 7.6(e) of the Company Disclosure Letter as they pertain to the 2011 Annual Bonus Program (the “2011 Annual Bonuses”). Not less than three (3) Business Days prior to the Closing Date, the Company shall determine, in its reasonable discretion, consistent with its ordinary course of business past practices, those Company Employees who shall receive 2011 Annual Bonuses for the period January 1, 2011 through the Closing Date and, for each such employee, the amount of the 2011 Annual Bonus for such period; provided, however, that the aggregate amount of all 2011 Annual Bonuses shall not exceed the amount accrued through the Closing Date on the financial statements of the Company in accordance with the immediately preceding sentence, subject to the aggregate maximum amount set forth in Section 7.6(e) of the Company Disclosure Letter. At the Closing, or as soon as practicable thereafter but in any event not later than the Effective Time, the Company or its Subsidiaries shall pay the 2011 Annual Bonus amounts to such Company Employees and in the amounts as determined by the Company in accordance with and subject to the foregoing provisions (inclusive of the applicable provisions of Section 7.6(e) of the Company Disclosure Letter).

(f) Acquiror shall honor, in accordance with their terms, all compensation, employment, severance, change-in-control, and deferred compensation obligations of the Company and its Subsidiaries as set forth on Section 4.14(c) of the Company Disclosure Letter. Without limiting the scope of the immediately preceding sentence, Acquiror agrees that those Company Employees with employment agreements to which the Company is a party that are set forth on Section 7.6(f) of the Company Disclosure Letter shall terminate employment immediately following the Effective Time and be entitled to receive such severance payments as are determined in accordance with a settlement agreement the terms of which are set forth on Section 7.6(f) of the Company Disclosure Letter.

(g) Subject to the occurrence of the Effective Time, the Company Employee Stock Ownership Plan shall be terminated immediately prior to and effective as of the Effective Time (all shares held by the Company Employee Stock Ownership Plan shall be converted into the right to receive the Merger Consideration), a portion of the unallocated shares held by the Company Employee Stock Ownership Plan will be sold and the proceeds of such sale applied to the repayment of all outstanding Company Employee Stock Ownership Plan indebtedness, and the balance of the unallocated shares and any other assets remaining unallocated shall be allocated and distributed to participants in the Company Employee Stock Ownership Plan (subject to the receipt of a favorable determination letter from the Internal Revenue Service), as provided for in the Company Employee Stock Ownership Plan, unless otherwise required by applicable law (it being understood that such Plan shall not be terminated effective at the Effective Time if such Plan is not compliant with applicable Laws). Prior to the Effective Time, Company, and following the Effective Time, Acquiror shall use their respective commercially reasonable best efforts in good faith to obtain the favorable determination letter referenced above (including, but not limited to, making such changes to the Company Employee Stock Ownership Plan and the proposed allocations as may be requested by the Internal Revenue Service as a condition to its issuance of a favorable determination letter). Company and following the Effective Time, Acquiror, will adopt such amendments to the Company Employee Stock Ownership Plan as may be reasonably required by the Internal Revenue Service as a condition to granting such favorable determination letter on termination.

(h) The Company and Acquiror acknowledge and agree that all provisions contained herein with respect to employees, officers, directors, consultants and independent contractors are included for the sole benefit of the Company and Acquiror and shall not create any right (i) in any other person, including Plans or any beneficiary thereof or (ii) to continued employment with Acquiror or any of its affiliates.

7.7. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, in the event of any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity (a list of the directors and officers of the Company or any of its Subsidiaries who are serving, as of the date of this Agreement, in any such capacity with another corporation, partnership, trust or other enterprise, and a description of the nature of such service, is set forth in Section 7.7(a) of the Company Disclosure Letter) or (ii) this Agreement, or any of the transactions contemplated hereby and all actions taken by an Indemnified Party in connection herewith, in each case in his or her capacity as a director or officer of the Company or any of its Subsidiaries, whether in any case asserted or arising before or after the Effective Time, Acquiror shall cause the Surviving Company to indemnify and hold harmless, as and to the fullest extent provided in the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement and permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking, from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative. Any Indemnified Party wishing to claim indemnification under this Section 7.7, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Acquiror in writing thereof, provided, that the failure to so notify shall not affect the obligations of Acquiror under this Section 7.7 except (and only) to the extent such failure to notify materially prejudices Acquiror.

(b) For a period of six (6) years after the Effective Time, Acquiror shall use its reasonable best efforts to cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy or policies maintained by Acquiror or one of its Subsidiaries (provided, that Acquiror’s directors’ and officers’ liability insurance policy or policies provide at least the same coverage and amounts containing terms and conditions which are, in the aggregate, not materially less advantageous to such directors and officers of the Company than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company) with respect to claims arising from facts or events that existed or occurred at or prior to the Effective Time. Notwithstanding the foregoing, in no event will Acquiror be required to expend, in the aggregate and on an annual basis, an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance, which current premiums are set forth in Section 7.7(b) of the Company Disclosure Letter (the “Insurance Amount”), and if Acquiror is unable to maintain or obtain the insurance called for by this Section 7.7(b) for an amount per year equal to or less than the Insurance Amount, Acquiror shall use its reasonable best efforts to obtain as much comparable insurance as may be available for the Insurance Amount. The provisions of this Section 7.7(b) shall be deemed to have been satisfied if prepaid policies have been obtained by Acquiror or by the Company with Acquiror’s prior written consent, which policies provide the persons covered by the Company’s directors’ and officers’ liability insurance policy immediately prior to the Effective Time with coverage for a period of not less than six (6) years after the Effective Time with respect to claims arising from facts or events that occurred at or prior to the Effective Time. If such prepaid policies have been obtained by the Company prior to the Effective Time with Acquiror’s consent, Acquiror shall maintain such policies in full force and effect and continue to honor all obligations thereunder.

(c) The provisions of this Section 7.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.8. Advice of Changes. Acquiror and the Company shall promptly advise the other of any change or event which, individually or in the aggregate with other such changes or events, has or would reasonably be expected to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided, however, that any noncompliance with the foregoing shall not constitute the failure to be satisfied of a condition set forth in Article VIII or give rise to any right of termination under Article IX unless the underlying breach shall independently constitute such a failure or give rise to such a right.

7.9. Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date of this Agreement, the Company shall furnish to Acquiror (a) consolidated and consolidating financial statements (including balance sheets, statements of operations and stockholders’ equity) of the Company and each of its Subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the board of directors of the Company or any committee thereof relating to the financial performance and risk management of the Company. In addition, the Company shall furnish Acquiror with a copy of each report filed by the Company or any of its Subsidiaries with a Governmental Entity within three (3) Business Days following the filing thereof. All information furnished by the Company to Acquiror pursuant to this Section 7.9 shall be held in confidence to the same extent of Acquiror’s obligations under Section 7.2(b).

7.10. Stock Exchange Listing. Acquiror shall, to the extent required by NASDAQ, use its reasonable best efforts to list at or prior to closing, subject to official notice of issuance, Acquiror Common Stock to be issued on NASDAQ.

7.11. Takeover Laws. The Company and its board of directors shall (i) use reasonable best efforts to ensure that no state takeover Law or similar Law or any takeover-related provision in the Company’s certificate of incorporation or bylaws is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover Law or similar Law or any takeover-related provision in the Company’s certificate of incorporation or bylaws becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

7.12. Stockholder Litigation. The Company shall give Acquiror the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Acquiror’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.13. Exemption from Liability. Assuming that the Company delivers to Acquiror the Section 16 Information reasonably in advance of the Effective Time, the board of directors of Acquiror, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing that the receipt by the Company Insiders of Acquiror Common Stock (including any securities convertible into or exercisable for, or any rights, warrants or options to acquire Acquiror Common Stock) in exchange for shares of Company Common Stock (including any securities convertible into or exercisable for, or any rights, warrants or options to acquire Company Common Stock) pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by the Company to Acquiror prior to the Effective Time, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt. “Section 16 Information” shall mean information accurate in all respects regarding the Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and the number and description of the derivative securities held by each such Company Insider. “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

7.14. Tax-Free Reorganization Treatment. The parties to this Agreement intend that the Merger will qualify as a reorganization under Section 368(a) of the Code and each shall not, and shall not permit any of their respective affiliates to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a reorganization under Section 368(a) of the Code. The parties to this Agreement shall use their reasonable best efforts to deliver representation letters referred to in Sections 8.2(c) and 8.3(c) hereof.

7.15. Charities.

(a) Acquiror agrees that the board of directors of the Danversbank Charitable Foundation, a Massachusetts corporation (the “Foundation”), shall remain unchanged for three years following the Effective Time, and that all proceeds disbursed by the Foundation shall be disbursed within the sole discretion of the Foundation’s board of directors, except that (i) Acquiror shall have the right to appoint two additional individuals to the board of directors of the Foundation effective as of the Effective Time and (ii) the current Chief Executive Officer of the Company shall be Chairman of the board of directors of the Foundation for three years following the Effective Time. The Company shall, and shall use its reasonable best efforts to cause the board of directors of the Foundation to, take all actions necessary to effectuate the changes to the board of directors of the Foundation contemplated by the immediately preceding sentence.

(b) Acquiror acknowledges that the Company has historically made certain direct contributions each year to charitable organizations within its market area, and agrees that in connection with the Merger and in the interest in continuing its role as a good corporate citizen and to support charitable activities in the communities served by the Company, for a period of three years after the Effective Date Acquiror shall cause People’s United Bank to make charitable contributions in the amounts as set forth on Section 7.15(b) of the Company Disclosure Letter to entities providing services in the market area served by the Company prior to the date of this Agreement as determined by People’s United Bank, provided that such contributions qualify as deductible charitable contributions under Internal Revenue Code Section 170(a)(1).

(c) Additional Actions. Without limiting Section 7.5, if, at any time after the Effective Time, Acquiror shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Acquiror its right, title or interest in, to or under any of the rights, properties or assets of the Company or any Company Subsidiary, or (ii) otherwise carry out the purposes of this Agreement, the Company and its officers and directors shall be deemed to have granted to Acquiror an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Acquiror its right, title or interest in, to or under any of the rights, properties or assets of the Company or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Acquiror are authorized in the name of the Company or otherwise to take any and all such action.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Required Company Vote in connection with the adoption of this Agreement.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (other than the Bank Merger Approvals, which are the subject of Section 8.2(d)) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated (all such approvals and the expiration or termination of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(c) Form S-4 Effectiveness. The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement (other than the Bank Merger, which is the subject of Section 8.2(d)) shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

8.2. Conditions to Obligations of Acquiror. The obligation of Acquiror to effect the Merger is also subject to the satisfaction or waiver by Acquiror at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception or qualification in such representations and warranties (other than the representation and warranty set forth in clause (i) of Section 4.8) relating to materiality or a Material Adverse Effect, and provided, further, that, for purposes of this condition, such representations and warranties (other than those set forth in Sections 4.2(a), which shall be true and correct in all material respects, and clause (i) of Section 4.8, which shall be true and correct in all respects) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on the Company. Acquiror shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Acquiror shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) Tax Opinion. Acquiror shall have received a written opinion from Simpson Thacher & Bartlett LLP, counsel to Acquiror, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of the Company, Acquiror and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

(d) Bank Merger. All regulatory approvals required to consummate the Bank Merger, including without limitation the approval of the OTS (such approvals, the “Bank Merger Approvals”), shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Bank Merger.

8.3. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Acquiror set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception or qualification in such representations and warranties (other than the representation and warranty set forth in Section 5.8) relating to materiality or a Material Adverse Effect, and provided, further, that, for purposes of this condition, such representations and warranties (other than those set forth in Section 5.2, which shall be true and correct in all material respects, and Section 5.8, which shall be true and correct in all respects) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Acquiror. The Company shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer or the Chief Financial Officer of Acquiror to the foregoing effect.

(b) Performance of Obligations of Acquiror. Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer or the Chief Financial Officer of Acquiror to such effect.

(c) Tax Opinion. The Company shall have received a written opinion from Hogan Lovells US LLP, counsel to the Company, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of the Company, Acquiror and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual consent of Acquiror and the Company in a written instrument;

(b) (i) by either Acquiror or the Company if (x) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (y) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement (other than the Bank Merger); or (ii) by Acquiror, if (x) any Governmental Entity which must grant a Bank Merger Approval has denied approval of the Bank Merger and such denial has become final and nonappealable or (y) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the Bank Merger;

(c) by either Acquiror or the Company if the Effective Time shall not have occurred on or before September 30, 2011 (the “End Date”), unless the failure of the Effective Time to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Acquiror or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the other party shall have breached (i) any of the covenants or agreements made by such other party herein or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VIII hereof;

(e) by either Acquiror or the Company if the Required Company Vote shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof;

(f) by Acquiror if (i) the board of directors of the Company shall have failed to recommend the Merger and the adoption of this Agreement by the stockholders of the Company, or shall have effected a Change in Company Recommendation, or shall have taken any other action or made any other statement in connection with the Company Stockholders Meeting or otherwise inconsistent with such recommendation (or shall have resolved to take any of the foregoing actions), whether or not permitted under this Agreement, (ii) the Company shall have materially breached the terms of Section 7.4 in any respect adverse to Acquiror, (iii) the Company shall have materially breached its obligations under Section 7.3 by failing to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with Section 7.3 or (iv) the Company, its Subsidiaries or any of their respective officers, directors, employees, agents or representatives (including any investment bankers, attorneys or accountants retained by the Company or any of its Subsidiaries) negotiates or authorizes the conduct of negotiations (and ten (10) days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the request and receipt of information from any person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal) regarding an Acquisition Proposal other than the Merger; or

(g) by Acquiror if a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock is commenced (other than by Acquiror or a Subsidiary thereof), and the board of directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act.

(h) by the Company, if the board of directors of the Company so determines by the vote of a majority of its members, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i) the Average Determination Price shall be less than 80% of the Acquiror Starting Price; and

(ii) (A) the number obtained by dividing the Average Determination Price by the Acquiror Starting Price (such number, the “Acquiror Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.20 from such quotient (such number, the “Index Ratio”).

If the Company elects to exercise its termination right pursuant to this Section 9.1(h), it shall give written notice to Acquiror not later than the end of the third Business Day next following the Determination Date. During the five Business Day period commencing with its receipt of such notice, Acquiror may, at its option, increase the Exchange Ratio to a number equal to the lesser of (x) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the Acquiror Ratio, or (y) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of the Exchange Ratio (as then in effect), the Acquiror Starting Price and 0.80, and the denominator of which is the Average Determination Price. If Acquiror makes an election contemplated by the preceding sentence within such five Business Day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 9.1(h).

If the outstanding shares of common stock of Acquiror or any company belonging to the Index shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted.

For purposes of this Section 9.1(h), the following terms shall have the meanings set forth below:

“Acquiror Starting Price” shall mean the average, rounded to the nearest one-tenth of a cent, of the closing sale prices of Acquiror Common Stock on the NASDAQ, as reported on the NASDAQ website, for the ten trading day period ending on the day immediately preceding the date hereof.

“Average Determination Price” of the Acquiror Common Stock shall mean the average, rounded to the nearest one-tenth of a cent, of the closing sale prices of Acquiror Common Stock on the NASDAQ, as reported on the NASDAQ website, for the five trading day period ending on the trading date immediately preceding the Determination Date.

“Determination Date” means the date on which the last required approval of a Governmental Entity is obtained with respect to the Merger, without regard to any requisite waiting period.

“Final Index Price” means the average, rounded to the nearest one-tenth of a cent, of the closing price of the Index, as reported on Bloomberg L.P., for the same trading days used in calculating the Average Determination Price.

“Index ” means the KBW Regional Banking Index or, if such Index is not available, such substitute or similar index as substantially replicates the KBW Regional Banking Index.

“Initial Index Price” means the average, rounded to the nearest one-tenth of a cent, of the closing price of the Index, as reported on Bloomberg L.P., for the same trading days used in calculating the Acquiror Starting Price.

9.2. Effect of Termination.

(a) In the event of termination of this Agreement by either Acquiror or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Acquiror, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 7.2(b) and this 9.2, and Article X, shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Acquiror nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement; provided, that in no event shall any party hereto be liable for any punitive damages. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

(b) The Company shall pay Acquiror (as consideration for termination of Acquiror’s rights under this Agreement), by wire transfer of immediately available funds, the sum of $19,725,000 (the “Termination Payment”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by Acquiror pursuant to Section 9.1(f) or 9.1(g), then the Company shall pay to Acquiror the entire Termination Payment on the second Business Day following such termination; and

(ii) if this Agreement is terminated by (A) Acquiror pursuant to Section 9.1(d), (B) by either Acquiror or the Company pursuant to Section 9.1(e) or (C) by either Acquiror or the Company pursuant to Section 9.1(c) without a vote of the stockholders of the Company contemplated by this Agreement at the Company Stockholders Meeting having occurred, and in any such case an Acquisition Proposal with respect to the Company shall have been publicly announced or otherwise communicated or made known to the senior management or board of directors of the Company (or any person shall have publicly announced, or otherwise communicated or made known to the senior management or board of directors of the Company, an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement and on or prior to the date of the Company Stockholders Meeting, in the case of clause (B), or the date of termination, in the case of clauses (A) or (C), if within 12 months after such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (whether or not the same one as made prior to the date of such Company Stockholders Meeting or termination, as the case may be), then the Company shall pay the entire Termination Payment on the date of such execution or consummation, provided, however, that for the purpose of this clause (y), all references in the definition of Acquisition Proposal to “15% or more” shall instead refer to “50% or more”.

(c) The Company and Acquiror agree that the agreements contained in Section 9.2(b) are integral parts of the transactions contemplated by this Agreement, and that such amounts do not constitute a penalty. If the Company fails to pay Acquiror the amounts due under such Section 9.2(b) within the time periods specified in such section, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Acquiror in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in the New York City edition of the The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

9.3. Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

GENERAL PROVISIONS

10.1. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

10.2. Expenses. All costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expense whether or not the Merger is consummated, except as provided in Section 9.2 hereof and except that expenses incurred in connection with printing and mailing of the Form S-4 and the Proxy Statement/Prospectus and in connection with notices or other filings with any Governmental Entities under any Laws shall be shared equally by Acquiror and the Company.

10.3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to Acquiror, to:

People’s United Financial, Inc.

850 Main Street, P.O. Box 1580

Bridgeport, Connecticut 06604

Attn: Robert E. Trautmann, General Counsel

Facsimile: (203) 338-3600

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn: Lee Meyerson

          Elizabeth Cooper

Facsimile: (212) 455-2502

(b) if to the Company, to:

Danvers Bancorp, Inc.

One Conant Street

Danvers, Massachusetts 01923

Attn: Kevin T. Bottomley, Chief Executive Officer

Facsimile: (978) 739-4998

with a copy to (which shall not constitute notice):

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, District of Columbia 20004

Attn: Richard Schaberg

Fax: (202) 637-5910

10.4. Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “person” as used in this Agreement shall mean any individual, corporation, limited liability company, limited or general partnership, joint venture, government or any agency or political subdivision thereof, or any other entity or any group (as defined in Section 13(d)(3) of the Exchange Act) comprised of two or more of the foregoing. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, all references to “dollars” or “$” are to United States dollars. The term “knowledge”, when used in this Agreement means, (i) with respect to Acquiror, the actual knowledge, after due inquiry, of the individuals set forth in Section 10.4 of the Acquiror Disclosure Letter, and (ii) with respect to the Company, the actual knowledge, after due inquiry, of the individuals set forth in Section 10.4 of the Company Disclosure Letter.

10.5. Counterparts. This Agreement may be executed by facsimile (or other electronic means) and in counterparts, all of which shall be considered an original and one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.6. Entire Agreement. This Agreement (together with the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than (i) the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement solely to the extent provided in Section 7.2(b), and (ii) the Confidentiality Agreement, dated January 13, 2011, between the Company and the Acquiror, which shall survive the execution and delivery of this Agreement in accordance with the provisions thereof.

10.7. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without giving effect to principles of conflicts of law.

(a) Each of Acquiror and the Company hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction and venue of the Delaware Court of Chancery, New Castle County, or if that courts does not have jurisdiction, a federal court sitting in the State of Delaware, and the courts hearing appeals therefrom, for any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of Acquiror and the Company hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action, suit or proceeding, any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 10.7, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the action, suit or proceeding in any such court is brought in an inconvenient forum, that the venue of such action, suit or proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each of Acquiror and the Company irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any and all rights to trial by jury in connection with any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

(b) Each of Acquiror and the Company further irrevocably consents to the service of process out of any of the aforementioned courts in any action, suit or proceeding arising out of or relating to this Agreement by the mailing of copies thereof by registered mail, postage prepaid, to such party at its address specified pursuant to Section 10.3, such service of process to be effective upon acknowledgment of receipt of such registered mail.

(c) Each of Acquiror and the Company expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of New York and of the United States of America; provided, that consent by Acquiror and the Company to jurisdiction and service contained in this Section 10.7 is solely for the purpose referred to in this Section 10.7 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.

10.8. Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, legality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

10.9. Publicity. Acquiror and the Company shall consult with each other before issuing any press release or making any public statement with respect to this Agreement, the Merger or the other transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by Law or the rules and regulations of NASDAQ. Without limiting the preceding sentence, Acquiror and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party. In addition, the Company and its Subsidiaries shall (a) consult with Acquiror regarding communications with customers, stockholders, prospective investors and employees related to the transactions contemplated hereby, (b) provide Acquiror with stockholder lists of the Company from time to time as requested by Acquiror and (c) allow and facilitate Acquiror contact with stockholders of the Company and other prospective investors.

10.10. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as otherwise specifically provided in Section 7.7 hereof, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.11. Construction. This Agreement and any documents or instruments delivered pursuant hereto or in connection herewith shall be construed without regard to the identity of the person who drafted the various provisions of the same. Each and every provision of this Agreement and such other documents and instruments shall be construed as though all of the parties participated equally in the drafting of the same. Consequently, the parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable either to this Agreement or such other documents and instruments.

10.12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including consummation of the Merger), this being in addition to any other remedy to which they are entitled at law or in equity. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

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IN WITNESS WHEREOF, Acquiror and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

PEOPLE’S UNITED FINANCIAL, INC.

By:	/s/ John P. Barnes
	Name:	John P. Barnes
	Title:	President and Chief Executive Officer

DANVERS BANCORP, INC.

By:	/s/ Kevin T. Bottomley
	Name:	Kevin T. Bottomley
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B

Opinion of Sandler O’Neill & Partners, L.P.

January 20, 2011

Board of Directors

Danvers Bancorp, Inc.

One Conant Street

Danvers, MA 01923

Ladies and Gentlemen:

Danvers Bancorp, Inc. (“Danvers”) and People’s United Financial, Inc. (“People’s”) have entered into an Agreement and Plan of Merger, dated January 20, 2011 (the “Agreement”), pursuant to which Danvers will merge with and into People’s (the “Merger”). Pursuant to the terms of the Agreement, upon consummation of the Merger, each share of Danvers common stock issued and outstanding immediately prior to the Effective Time, other than certain shares specified in the Agreement (the “Danvers Common Stock”), will be converted, at the election of the holder thereof, into the right to receive (i) cash in the amount of $23.00 per share, without interest (the “Cash Consideration”), or (ii) 1.624 shares of People’s common stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), subject to the election and proration provisions in the Agreement that provide, generally, that approximately 55% of the total number of shares of Danvers Common Stock will be converted into the Stock Consideration and approximately 45% will be converted into the Cash Consideration. The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Danvers Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Danvers that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of People’s that we deemed relevant; (iv) internal financial projections for Danvers for the year ending December 31, 2011 as provided by senior management of Danvers; (v) publicly available earnings estimates for People’s for the years ending December 31, 2011 and December 31, 2012 as discussed with senior management of People’s; (vi) the pro forma financial impact of the Merger on People’s, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of People’s and discussed with Danvers’ management; (vii) a comparison of certain financial information for Danvers and People’s with similar institutions for which publicly available information is available; (viii) the financial terms of certain recent business combinations in the banking industry, to the extent publicly available; (ix) the current market environment and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Danvers the business, financial condition, results of operations and prospects of Danvers and held similar discussions with certain members of senior management of People’s regarding the business, financial condition, results of operations and prospects of People’s.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Danvers or People’s or their respective representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the senior management of each of Danvers and People’s that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Danvers or People’s or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals or reviewed any credit files. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Danvers or People’s and have assumed, with your consent, that the respective allowances for loan losses for Danvers and People’s are adequate to cover such losses.

In preparing its analyses, Sandler O’Neill used internal financial projections for Danvers as provided by senior management of Danvers and publicly available earnings estimates for People’s. Sandler O’Neill also used in its analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings which were prepared by and/or reviewed with the senior managements of Danvers or People’s. With respect to those projections and estimates, the respective managements of Danvers and People’s confirmed to us that those projections and estimates reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Danvers and People’s, respectively, and we assumed that such performance would be achieved. We express no opinion as to such financial projections or estimates or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Danvers or People’s since the date of the most recent financial statements reviewed by us. We have assumed in all respects material to our analysis that Danvers and People’s will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement and that the conditions precedent in the Agreement will not be waived. Finally, with your consent, we have relied upon the advice Danvers has obtained from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to the prices at which the common stock of Danvers and People’s may trade at any time.

We have been engaged by you solely for the purpose of rendering this opinion. We were not asked to and we did not solicit any alternative potential buyers of the Company, nor did we participate in the negotiation of the Merger Consideration or the Agreement. We will receive a fee for rendering this opinion, no portion of which is contingent upon the consummation of the Merger. Danvers has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Danvers and People’s and their affiliates. We may also actively trade the equity and/or debt securities of Danvers and People’s and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. Our opinion is directed to the Board of Directors of Danvers in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Danvers as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Agreement or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Danvers Common Stock and does not address the underlying business decision of Danvers to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Danvers or the effect of any other transaction in which Danvers might engage. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director, or employee, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of Danvers Common Stock is fair to such shareholders from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

ANNEX C

ANNEX C—SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE

OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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